
05049361

CRH

Annual Report 2004

PERFORMANCE AND GROWTH

CRH's strategic vision is clear and consistent – be an international leader in building materials delivering superior performance and growth

CRH plc, headquartered in Ireland, has operations in 24 countries employing more than 60,000 people at over 2,100 locations. Our operations focus on three closely related core businesses:

Primary materials

Value-added building products

Specialist building materials distribution

CRH is listed on the Irish and London Stock Exchanges and through its ADRs on NASDAQ.

The company has consistently delivered superior long-term growth in total shareholder return, averaging over 19% per annum since the Group was formed in 1970.






ALLIED
ALLIED BUILDING PRODUCTS CORP.

Page	Contents

This breathtaking glass pedestrian bridge, designed by architect Santiago Calatrava, consists of 2,245 laminated glass panels provided by Oldcastle Glass. Designed to support the weight of an ambulance, a complex glazing system was created to provide the necessary structural strength. Lit by 210 lights at night, the harp-shaped footbridge is suspended by steel cables from a single 217-foot-tall pylon, spanning more than 700 feet across the Sacramento River and weighing more than 1,000 tonnes. Located near a sensitive salmon-spawning habitat, the bridge was designed to make no contact with the river.



"2004 was a landmark year for CRH with profit before tax exceeding €1 billion for the first time."

LIAM O'MAHONY

Financial trends 2000 - 2004

EBITDA



2004
2003
2002
2001
2000
0
400
800
1200
1600

€1,753m

Operating profit

(excluding goodwill amortisation and profit on disposal of fixed assets)



2004
2003
2002
2001
2000
0
300
600
900
1200

€1,247m

Basic earnings per share including goodwill



2004
2003
2002
2001
2000
0
30
60
90
120
150

143.9c

Cash earnings per share



2004
2003
2002
2001
2000
0
60
120
180
240

256.4c

Dividend per share



2004
2003
2002
2001
2000
0
8
16
24
32

33.0c

2004 Highlights

	€ million	
Sales	12,820	+16%
EBITDA	1,753	+16%
Operating profit	1,247	+19%
Profit before tax	1,017	+18%
Basic earnings per share including goodwill	143.9c	+18%
Basic earnings per share excluding goodwill	163.1c	+20%
Cash earnings per share	256.4c	+15%
Dividend per share	33.0c	+17%
Dividend cover (times)	4.3	
EBITDA interest cover (times)	13.2	
EBIT interest cover (times)	8.5	

Geographical and product spread

Activities – *Annualised production volumes (CRH share)*

Primary materials	Americas
Cement – *12.6 million tonnes*	
Aggregates – *208.9 million tonnes*	United States (27 states)
Asphalt & surfacing – *38.2 million tonnes*	United States (24 states)
Readymixed concrete – *17.4 million cubic metres*	United States (14 states)
Agricultural & chemical lime – *1.4 million tonnes*	



Value-added building products	Americas
Precast concrete products – *7.0 million tonnes*	Canada · United States (23 states)
Other concrete products* – *26.9 million tonnes*	Argentina · Canada · United States (34 states)
Clay bricks, pavers & tiles – *4.5 million tonnes*	Argentina · United States (7 states)
Insulation products – *5.8 million cubic metres*	
Security gates & fencing – *2.0 million lineal metres*	
Glass fabrication & rooflights – *15.2 million square metres*	Argentina · Canada · Chile · United States (22 states)
Distribution	
DIY – 149 stores	
Builders merchants – 356 stores	United States (26 states)

* includes block, masonry, patio products, pavers, prepackaged concrete mixes, rooftiles, and sand-lime elements and bricks

Europe

Finland · Ireland · Poland · Portugal (49%) · Switzerland · Tunisia (49%) · Ukraine

Estonia · Finland · Ireland · Latvia · Poland · Portugal (49%) · Spain · Switzerland

Finland · Ireland · Poland · Switzerland

Estonia · Finland · Ireland · Latvia · Poland · Portugal (49%) · Russia · Spain · Switzerland · Tunisia (49%)

Ireland · Poland · Switzerland


Materials
Products & Distribution
Both

Europe

Belgium · Denmark · Finland · France · Ireland · Netherlands · Poland · Spain · Tunisia (49%)

Belgium · Estonia · Finland · France · Germany · Ireland · Netherlands · Poland · Portugal (49%) · Slovakia · Spain · Tunisia (49%) · UK

Ireland · Germany · Netherlands · Poland · UK

Belgium · Denmark · Estonia · Finland · Germany · Ireland · Netherlands · Poland · Sweden · UK

Belgium · France · Germany · Netherlands · Poland · UK

Belgium · Germany · Ireland · Netherlands · UK

Belgium · Netherlands · Portugal

France · Netherlands · Switzerland

Characteristics of CRH

CRH has a strong corporate identity and culture. The characteristics underlying this culture are:

A federal Group organised for growth

CRH is divided into four regionally focused Divisions: Europe Materials, Europe Products & Distribution, Americas Materials and Americas Products & Distribution, supported by a lean Group centre.

Within these Divisions:
- experienced operational management are given a high degree of individual responsibility
- local autonomy, within Group guidelines and controls, helps accommodate national and cultural needs and capitalise on local market knowledge
- the Group's size and structure is leveraged to drive margin improvement and earnings growth
- product-based best practice teams promote performance improvement through the sharing of experience, technologies and ideas

A tried and tested development strategy

CRH was founded in 1970 following the merger of two major Irish companies, Irish Cement and Roadstone. Shortly afterwards, the Board set a clear strategy for the development of the Group which, while it has evolved over the years, is still broadly applicable.

This strategy involves:
- sticking to core businesses in building materials and developing regional market leadership positions
- re-investing in existing assets and people to be the low cost market leader
- gaining exposure to new development opportunities which create horizons for future growth
- negotiating deals that meet sellers' and CRH's needs
- implementation by devolved development teams reporting to regional and product group managers
- a rigorous approach to the evaluation, approval and subsequent performance review of all projects

A focus on measured performance and growth

CRH has twin imperatives – to perform and to grow. Throughout the Group, businesses are required to deliver performance by achieving a targeted return on capital employed thereby earning the right to grow.
- key performance metrics are understood and consistently applied across the Group
- financial control is exercised through a rigorous annual budgeting process and timely monthly reporting
- monthly results are vetted by Divisional management and critically reviewed at Group headquarters
- full-year performance is regularly re-forecast under prudent accounting policies
- best practice initiatives in production, distribution and administration are benchmarked against quantified targets

Growth is achieved:
- through investing in new capacity
- from developing new products and markets
- by acquiring and growing mid-sized companies, augmented from time to time with larger deals

A balanced business

Regional and product balance

CRH's unique balance in terms of both geographic spread and involvement in primary materials, value-added building products and distribution smooths the effects of varying economic conditions and produces greater opportunities for growth.

SALES


Europe Materials 18%
Americas Materials 22%
Europe Products & Distribution 33%
Americas Products & Distribution 27%

OPERATING PROFIT*


Europe Materials 27%
Americas Materials 22%
Europe Products & Distribution 25%
Americas Products & Distribution 26%

* excluding goodwill amortisation and profit on disposal of fixed assets

An experienced management team

CRH has a highly experienced management team and the development of talented successors is a priority for all managers. Regular formal reviews of management development strategy are carried out by each Division with guidance and support provided by the Group Human Resources function.

Managers come from three broadly different streams, comprising:
- internally developed operating managers who have the ambition and room to grow
- highly qualified finance and development professionals, business builders with vision
- owner-entrepreneurs who have joined with their companies and question the status quo

This provides a healthy mix and depth of skills and a wealth of experience at senior level with many managers having managed through previous economic cycles.

A remuneration policy that rewards performance

CRH's market-driven approach is central to attracting, retaining and motivating exceptional managers. Performance-related rewards are based on measured targets for the creation of shareholder value.
- there is potential for a high proportion of compensation to be variable
- share options are granted to key managers to encourage identification with shareholders' long-term interests
- employee share participation and savings-related share option schemes create a community of interest among different regions and nationalities

A responsible corporate citizen

CRH's strategic vision is to be an international leader in building materials delivering superior performance and growth. Corporate responsibility is a core element of this vision.

CRH strives to:
- ensure that its businesses operate in an environmentally responsible manner
- be a responsible employer achieving best practice and international standards of health and safety throughout all of the Group's businesses
- be a responsible neighbour and a responsible member of the local communities within which the Group operates
- ensure that its business is conducted in an ethical and proper manner
- ensure that the Group communicates effectively, coherently and in a timely manner with all of its key stakeholder groups

Sectoral balance

CRH seeks to reduce the effects of varying demand patterns across building and construction sub-sectors by maintaining a balanced portfolio of products.

PRODUCT END-USE


Residential
45%
Non-residential
30%
Infrastructure
25%


New construction
55%
Repair, Maintenance & Improvement (RMI)
45%

Investing for the future

An integral part of CRH's development is its investment in four fundamental areas: people, market leadership, the environment and technology. Investment in people consists of training and development to provide all employees with a platform for progress, a best practice programme to guarantee an efficient, safe and healthy place to work and a market-based remuneration policy to attract, retain and motivate the right people.

While investing in acquisitions and development projects is important to attain market leadership, being the leading producer with the lowest costs is also critical. This is achieved by investing in those existing businesses which offer a strong foundation for sustained and profitable organic growth while driving continuous improvement in products, processes and strong regional brands.

Environmental investment programmes help us to improve continuously in line with best industry environmental practice, to optimise our use of energy and resources, and to be good neighbours in the communities in which

Europe Materials

B-Complex, the leading concrete paving brick producer in northern Poland, recently commissioned a new paving plant in Koszalin. This state-of-the-art facility has the capacity to produce 600,000 m² per annum of a broad product range. The strategic location of Koszalin will extend B-Complex's market coverage to include northwestern Poland. The company is the market leader in the Trojmiasto region of Gdansk, Gdynia and Sopot and has built a strong reputation for producing high quality and innovative products.



Europe Products & Distribution

During 2004, Forticrete, our UK Concrete Products business, commenced a phased relocation of its Leighton Buzzard roof tile manufacturing facility to a new purpose-built plant incorporating tried and tested designs along with the latest equipment technology to achieve world-class standards. The new facility exceeds all current health, safety and environmental standards and enables Forticrete to supply a range of aesthetically pleasing tiles to meet customer demand and legislative planning requirements.



we operate. Environmental investment includes projects to reduce dust and noise, minimise effluent and waste, improve energy efficiency, increase the use of recycled materials and to restore worked-out facilities through remediation including extensive tree and shrub planting.

Investment in technology enables us to run more efficient plants, to create more effective processes, to develop innovative products, to offer better and more focused service to customers and to measure and communicate international best practice throughout the Group.

We continue to invest in a wide range of projects for the ongoing improvement of our products and processes. This investment programme contributes to the profitable delivery of long-term performance and strongly underpins the future development of the Group.



Americas Materials

A new Telsmith crushing plant was erected in 2004 at Tilcon New Jersey's Millington facility. The modular unit, designed to produce 1,000 tonnes per hour of crushed aggregate, was constructed in Wisconsin and transported to the New Jersey site where it was bolted together. The plant took five months to construct.



Americas Products & Distribution

Canteras Cerro Negro, located at Olavarría, Argentina, has enlarged its clay floor and wall tiles production capacity with a new state-of-the-art plant incorporating Italian equipment. The facility consists of a continuous milling and drying process, a 4,600-tonne press, a 140-metre-long glazing and decorating line, a 144-metre-long roller kiln and a robotic sorting and palletising line. The new plant will strengthen Cerro Negro's position as a leading producer and increase its export business mainly to the United States.

Chairman's statement



A strong performance in 2004

The Group performed strongly in 2004, with profit before tax exceeding the €1 billion level for the first time.

Trading conditions in our principal markets were somewhat better than in 2003 and weather patterns in Northern Europe and North America – particularly in the first half of the year – were more normal than last year. On the other hand, we were confronted with steep increases in energy costs and the continuing decline of the US Dollar which had a further significant adverse impact on the translation into euro of our United States operating profits.

Management's sustained focus on performance and efficiency delivered good organic growth and a significant incremental contribution from acquisitions. We regard the resulting growth in profit before tax and earnings per share as very satisfactory.

Details of the performances of the Group's separate Divisions are given in the Chief Executive's review and in the operations and finance reviews which follow.

Profitability and earnings

Profit before tax increased by 18% to €1,017 million. This is after an adverse exchange rate impact of €40 million, equivalent to approximately 5% of 2003's profit before tax. Earnings per share including goodwill amortisation increased by 18%, from 121.9 cent to 143.9 cent.

Cash earnings per share were 256.4 cent, compared with 223.4 cent in 2003.

Over the three years 2001, 2002 and 2003, despite challenging trading conditions, the Group delivered annual earnings growth accompanied by a compound annual dividend increase of 10.6% while maintaining high dividend cover, strong free cash flow and sustained development spend. With a return to strong earnings growth in 2004, the Board decided that a higher ongoing annual dividend increase was appropriate resulting in the decision to pay an interim dividend of 9.6 cent per share, an increase of 17.1% on the 2003 interim dividend of 8.2 cent. A final dividend of 23.4 cent per share (2003 : 19.9 cent) is now being recommended by the Board. This, if approved by the Annual General Meeting on the 4th of May next, will result in an increase in total dividend of 17.4% over 2003. This will be the twenty-first consecutive year of dividend increase.

Development activity

Full-year development spend amounted to approximately €1 billion. This was lower than the record €1.6 billion expenditure in 2003, which included the €0.7 billion Cementbouw transaction, but broadly in line with the levels of development spend in both 2001 and 2002.

The most significant acquisition in 2004 was the 49% stake in Secil (a major Portuguese manufacturer of cement and readymixed concrete) completed in June at a cost of €0.3 billion. Apart from this major transaction, the Group announced 47 other development initiatives, amounting to a spend of €0.7 billion. These investments, which were well spread in terms of geographical location and product grouping, will further consolidate the strength of CRH's position in key markets, while providing some extensions of existing markets.

The strength of the Group's internal cash flow gives it the capacity to continue, and accelerate, its development thrust. The Group has an exceptionally strong balance sheet, which gives it the financial ability to take full advantage of attractive investment and acquisition opportunities.

Central Pre-Mix's 8-yard ROHR dredge at Spokane Valley, Washington extracts material from a depth of over 100 feet. The material is reduced to a size that can be conveyed to the adjoining main processing plant at rates of up to 300 tonnes per hour.


ROHR
CORPORATION

"In 2004, management's sustained focus on performance and efficiency delivered good organic growth and a significant incremental contribution from acquisitions."

PAT MOLLOY

Corporate governance

The revised Combined Code on Corporate Governance is effective for reporting years beginning on or after 1st November 2003. The Board has reviewed its practices and procedures, and those of its key committees, in the context of the Combined Code, and the rules issued by the United States Securities and Exchange Commission to implement the Sarbanes-Oxley Act 2002, and has taken appropriate steps to achieve full compliance as early as possible. A detailed statement setting out the key governance principles and practices of CRH is provided on pages 42 to 45. Board and management are committed to achieving the highest standards of corporate governance and ethical business conduct.

Board and senior management

Declan Doyle, Managing Director, CRH Europe Materials, was co-opted to the Board in January 2004 and was duly elected at the Annual General Meeting in May 2004.

Brian Hill, who was Managing Director, CRH Europe Products & Distribution, retired from his executive role and from the Board on 31st October 2004. Brian joined CRH in 1971, was a Director since 1990, and devoted the bulk of his 33-year career with CRH to the successful development of the Europe Products & Distribution Division. In those capacities, he has had a major impact on the development and success of the Group. On behalf of the Board, I thank Brian for the quality and extent of his contributions over a 33-year career.

In June, we announced that John Wittstock was appointed to succeed Brian as Managing Director, CRH Europe Products & Distribution. John had been Chief Executive Officer, Oldcastle Products & Distribution since 2000, and was appointed to the Board in January 2002. John was, in turn, succeeded as Chief Executive Officer, Oldcastle Products & Distribution by Joe McCullough who had been Chairman of Oldcastle Architectural Products Group and CRH Group Development Director.

Don Godson and Howard Kilroy retired from their non-executive directorships in May 2004. In my 2003 statement, I paid tribute to Don's long and remarkable service over 36 years with CRH and to Howard's role as non-executive Director since 1995. Both made most significant contributions to the well-being of the Group and I again thank them for their exceptional commitment to the interests of shareholders.

Wil Roef will retire from the Board on completion of the Annual General Meeting on 4th May 2005. Wil has been a non-executive Director since 1995, and he has had a very valuable input into the work of the Board over the last ten years. On behalf of the Board, I thank Wil most sincerely for the quality of his commitment and contribution.

In my statement covering 2003, I referred to the fact that Jan Maarten de Jong and Terry Neill had joined us as non-executive Directors on 19th January 2004. Both were duly elected at the Annual General Meeting in May 2004. A further two new non-executive Directors were co-opted to the Board on 29th June 2004: Joyce O'Connor and Nicky Hartery. Joyce O'Connor is President of the National College of Ireland. Nicky Hartery is Vice President of Manufacturing and Business Operations for Dell Europe, the Middle East and Africa. All of these individuals bring valuable experience to the Board of CRH, and they comply fully with the criteria which determine the independence of non-executive Directors. Their appointments reflect the Board's intention to continue the process of Board renewal at a pace consistent with the maintenance of its teamwork and core values.

In accordance with the Company's Articles of Association and best practice in relation to the re-election of non-executive Directors, David Kennedy, Kieran McGowan and Tony O'Brien will retire from the Board and seek re-election at the Annual General Meeting. I have conducted a formal evaluation of the performance of individual Directors and can confirm that each of the above continues to perform effectively and to demonstrate commitment to the role. David was first appointed to the Board in 1989 and Tony in 1992. The Board considers both to be independent, based on its experience of their contributions as active participants at Board and Board Committee level. I strongly recommend the re-election of David, Kieran and Tony to you.

The Board notes with regret the death in January of this year of Dr. Michael Dargan, a former Chairman of the Company. Michael had a record of long and distinguished service across many facets of Irish industrial life and made a major contribution as Chairman of CRH from 1973 to 1987.

Management and staff

CRH's management and staff have been the key element in differentiating the Group from its competitors. We have a quite exceptional management team, and their leadership, commitment and capabilities have ensured that the Group continues to outperform its competitors, and deliver superior performance. On behalf of the Board, I thank Liam O'Mahony and all CRH employees, and I congratulate them on another outstanding set of achievements in 2004.

Outlook 2005

Management's comments on the outlook are set out fully in the Chief Executive's and operations reviews. While, as outlined in these reviews, there are challenges and uncertainties in economies and markets, we nevertheless face 2005 with confidence.



"This is the twelfth consecutive year of profit growth, testimony to the Group's strategy and performance over that period and indeed beyond. My thanks to the CRH team throughout all levels of the organisation who responded with characteristic vigour and commitment to the challenges we faced in 2004."

LIAM O'MAHONY

Secil's Outão cement plant, near Lisbon in Portugal, has an output of 2 million tonnes per annum and a dedicated sea terminal which is capable of handling ships of up to 15,000 tonnes.





Overview

2004 was a landmark year for CRH, with profit before tax exceeding one billion euro for the first time. This is the twelfth consecutive year of profit growth, testimony to the Group's strategy and performance over that period and indeed beyond.

Growth in the United States economy improved during the year, but European economies, with some exceptions, remained relatively sluggish. More normal weather patterns, particularly in Northern Europe which experienced a severe winter and spring in 2003, led to strong first-half profit growth; and despite 2003's subsequent catch-up leading to tough comparatives, we continued to show good profit growth in the second half of 2004. Two particular challenges in the year were the very rapid and severe escalation of energy prices from already high levels in the third quarter which negatively affected our costs; and the continued decline of the US Dollar, fuelled by deficit concerns. While the latter has purely a translation impact, and does not affect the inherent position of our United States businesses, it reduced reported profit before tax by over €40 million.

Despite these factors, the Group advanced on many fronts during the year:

- Sales up 16% to €12.8 billion (+ 22% in constant currency terms)
- Profit before tax up 18% to €1 billion (+ 23% in constant currency terms)
- Earnings per share excluding goodwill amortisation up 20% to 163.1 cent (+26% in constant currency terms)
- Cash earnings per share up 15% to 256.4 cent (+ 21% in constant currency terms)
- Dividend per share up 17% to 33.0 cent, the twenty-first consecutive year of dividend increase
- Development spend in excess of €1 billion
- Continued strong cash flow, maintaining a comfortable EBITDA/interest cover of 13.2 times despite the significant development spend

As in previous years, the CRH team throughout all levels of the organisation responded with its characteristic vigour and commitment to the challenges we faced in 2004. My thanks to all for their contributions to making it another strong year of performance and growth for the Group.

2004 Operations

The year saw significant profit advances delivered by the Europe Materials, Europe Products & Distribution and Americas Products & Distribution Divisions, with the Americas Materials Division recording US Dollar profits slightly ahead of 2003 in the face of difficult highway markets and energy cost spikes. Our Divisional Chief Executives deal with these areas of activity in some detail in their individual operating reviews.

Europe Materials benefited from more normal weather and underlying sectoral growth in many of the countries in which we operate. These influences were particularly evident in Poland which saw good momentum and volume growth, recovering well from the low points of late-2002/early-2003. Finland also had some broad-based growth, while in Switzerland, the continued tunnelling projects and benefits from the Hastag aggregates and concrete acquisition led to improved results. In Spain, enhanced margins offset some volume declines, while there was a strong contribution from Secil in Portugal where we acquired a 49% interest with joint management control in June. Activity in Northern Ireland was up somewhat, while in the Republic of Ireland profit was maintained, with margin pressures being offset by strong volumes due to record house-building, a recovering commercial sector and a continuation of the country's long-term infrastructural programme.

For Europe Products & Distribution, a key objective was to complete the integration of, and deliver the returns from, the record 2003 acquisition programme. Particularly important was Cementbouw, at €0.7 billion CRH's largest-ever acquisition, with operations complementing our existing Dutch Distribution, Concrete Products and Clay businesses, together with Sand-lime brick and a joint venture interest in readymixed concrete and materials trading. This objective was substantially achieved, leading to a significant sales and profits advance. In the face of generally subdued markets, organic profits also improved. There were overall gains in Distribution, Concrete Products, Building Products and Clay, while our Insulation business was hit by a rapid rise in energy-related raw materials costs. The Cementbouw joint venture suffered from weaker Dutch infrastructure markets, but the Sand-lime business had a very strong first year with the Group.

Infrastructure accounts for approximately two-thirds of Americas Materials' end-use, and asphalt volumes were affected by weaker highway activity – a combination of continued, if reduced, budget deficits in some states exacerbated by the delay in re-authorising a successor to the six-year TEA-21 Federal Highway Bill. Aggregate and readymixed concrete volumes were up, reflecting ongoing strong housing activity and a recovering non-residential sector. Despite some success in increasing prices, profitability was adversely affected by the sharp rise in energy costs in the third quarter, the timing of which did not allow full price recovery. Regionally the North-East was relatively flat; the Mid-West was generally disappointing, particularly Michigan; while the West was the bright spot with good activity on a broad basis across this large geographical region. A strong focus on operating costs and margins helped deliver slightly improved US Dollar operating profits for the Division.

Unlike Americas Materials, building construction – both residential and non-residential – makes up approximately 90% of Americas Products & Distribution's end-use. Driven by good demographics, low interest rates and declining unemployment, housing

CRH performance

Profit before tax +16% p.a. 

EPS excluding goodwill +13% p.a. 

Dividend per share +12% p.a. 

Index : 1989 = 100

activity remained at the strong levels of recent years – many commentators suggest that the current 1.8 - 1.9 million level of new housing units is in line with long-term needs. The recovery in non-residential activity from a low base, evident in late-2003, gained momentum during the year. With a robust market background, the benefit of ongoing cost controls and contributions from acquisitions, and despite increasing input costs, all four product groups – Precast, Architectural Products, Glass and Distribution – together with our South American businesses posted profits well up in both US Dollar and euro terms.

Development

CRH's development strategy continues to be focused on small to mid-sized deals, supplemented from time to time by larger deals. These deals create a strategic network of businesses with defendable market positions, providing platforms for further growth and adding to CRH shareholder value. Our largest deal to date was Cementbouw in 2003, at €0.7 billion representing approximately 10% of market capitalisation at that time. While we have the financial and management capability to tackle substantially larger transactions, we believe that our strategy has, thus far, delivered well for CRH.

Over the past six years, CRH has invested approximately €7.8 billion in development activity. Just over €1 billion of this came in 2004, with the particular highlight being the €0.3 billion acquisition by Europe Materials of a 49% stake, with joint management control, in Secil. This company is the number two manufacturer of cement, aggregates and readymixed concrete in Portugal, and has a cement plant in Tunisia and a 21% stake in a cement business in Lebanon. With a strong management team, good facilities and market positions, Secil has performed up to best expectations since our investment in early June, and we believe it brings further exciting development opportunities into the future. It is a further step in building a broader European cement business through strategic investments in selected markets; and follows expansion from the home base in Ireland into Finland, Poland, Ukraine and Switzerland in recent years.

The remaining development spend of approximately €0.7 billion was spread across all four regions. It included 39 small to medium-sized deals, which complement and add value to our existing businesses across the world, all of which have been successfully integrated into our operational and management network, and approximately €0.1 billion investment in eight major development capital projects to expand capacity and meet growing customer demand.

Betonelement, acquired by CRH in 2003, supplied 6,700 m² of precast concrete panels to Nokia's main office at Copenhagen harbour. With its white panels, the building is both beautiful and very distinctive.




1,000
800
600
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200
0
1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

People

We strongly believe that a crucial element in CRH's performance and growth over the years has been the quality and dedication of our people at all levels of the organisation. Operating in a decentralised organisation designed to maximise local autonomy and ownership, but with strong financial and operational controls added to high standards of corporate governance and transparency, the emphasis is on getting the job done quickly, efficiently and in a manner responsive to customer needs.

We continue to make a significant commitment to training and development throughout the Group, using both external and internal inputs. We are heartened by the success of this in both fostering Group culture and equipping our people to develop themselves more fully and contribute to the overall progress of CRH.

A major imperative for CRH is the realisation of gains from best practice sharing across our companies. We currently have 12 best practice groups drawn from different sub-elements of our business. Working across organisational boundaries, these are actively contributing to knowledge-sharing and operational effectiveness – crucially important in an increasingly competitive world.

2004 saw the retirement of Brian Hill, Director in charge of Europe Products & Distribution. Brian joined CRH in 1971 as a Development Manager, and the bulk of his 33-year career was devoted to growing Europe Products & Distribution from a very small base to a turnover of more than €4 billion – a very significant achievement. Brian is succeeded in his role by John Wittstock, who moves from the United States where he headed-up Americas Products & Distribution, while John is succeeded by Joe McCullough, formerly Chairman of Oldcastle Architectural Products Group and more recently Group Development Director. Thanks to Brian and all our retiring colleagues for your many inputs into the development of CRH.



Corporate social responsibility

CRH is committed to achieving strong levels of operational excellence and financial performance in a manner consistent with best international standards of corporate social responsibility. Our endeavours in this field have been recognised by a number of independent rating agencies, particularly The Dow Jones World and Stoxx Sustainability Indexes.

Elsewhere in this Report, you will find a fuller treatment of our approach to corporate governance, environment, health, safety, fair employment and community relations. All of our companies are committed to best international practice, with policy and performance being reviewed and supported by the Board.

Beyond 2004

While there is continuing volatility in energy and currency markets which could impact adversely on economies as the year progresses, the current 2005 outlook for our markets is on the whole positive. Against this background, we maintain our relentless emphasis on performance and the recovery of higher input costs and with our sustained focus on development, supported by our strong balance sheet and cash flow, we look to continuing progress in the year ahead.

Europe Materials



"The improved market conditions evident at the close of 2003 continued throughout the year with strong performance in all our major markets. Profits were at record levels with the Secil acquisition performing to best expectations."

DECLAN DOYLE

2004 Overview

All our major European markets performed well throughout the year and, while trading conditions continue to be very competitive, the benefits of continuing cost reduction programmes and ongoing implementation of best practice throughout the Division are positively impacting the bottom line.

Sales for the Division increased by 19% with operating profits up 24% on 2003, a record out-turn.

The year was a good one for acquisitions with entry into the Portuguese cement and concrete products markets through the purchase in June of 49% of Secil – with joint management control. In addition to its leadership positions in Portugal, Secil also provides development opportunities in Tunisia and Lebanon. Jura Materials consolidated its leading position in the Zürich readymixed concrete market with the January acquisition of Hastag, a long-established private company. Abetoni, a precast manufacturer, was also acquired in January and integrated into our concrete products division in Finland. The overall development spend amounted to €480 million.

Ireland

The construction market in Ireland grew again in 2004 with the concrete products market up 9%. The housing sector continued to surpass all expectations with completions estimated at 77,000 compared with 68,800 in 2003. Road construction output under the National Development Plan was strong, but weakened at the back-end of the year as some major projects were completed ahead of schedule. There was some improvement in

John A. Wood was the principal materials supplier to the Ballincollig by-pass, in Cork, Ireland, which was completed in September 2004. The supply contract included 1.3 million tonnes of stone, 250,000 tonnes of blacktop and 15,000 m³ of concrete.

Results

€ million	% of Group	2004	2003	Change
Sales	18	**2,354**	1,984	+370
Operating profit	27	**339**	273	+66
Average net assets*	21	**1,785**	1,548	
Operating profit margin		**14.4%**	13.8%	

* including goodwill

	Analysis of change				
	Exchange translation	2003 acquisitions	2004 acquisitions	Joint venture to associate**	Organic
Sales	-10	+13	+271	-65	+161
Operating profit	-2	+1	+40	–	+27

** CRH's option to acquire an additional 25% of the Mashav Group in Israel expired in early-2004, and the status of the Group's existing 25% investment changed from joint venture to associate. Accordingly, with effect from 2004, CRH no longer reports its 25% share of Mashav sales, while the share of operating profit continues to be included in operating profit.

the commercial and industrial sectors as activity levels picked up in the second half of the year. Overall, profits were broadly similar to last year.

Our cement business continued at maximum output from both the Platin and Limerick plants, due to the strong housing market demand. We continued to implement efficiency improvement programmes at these plants, with excellent results.

The concrete products and aggregate companies had another strong year despite very competitive markets where prices failed to match inflation. Further investments were made in aggregate reserves and new efficient plant.

Our seawater magnesia business continued to underperform. Higher world prices were more than offset by the weak US Dollar and by a major increase in the price of energy which accounts for 40% of the cost base.

In Northern Ireland, construction activity was stronger in 2004. Our businesses servicing the housing and road maintenance sectors outperformed, while the construction division's performance was similar to 2003.

Finland/Baltics

The Finnish economy grew more strongly than expected at 3% with continuing low inflation. Against the positive economic background, construction activity improved on 2003 levels with investment in residential and infrastructure more than compensating for small declines in other market sectors.

Sales volumes, particularly cement, were consistently strong in Finland through 2004. Abetoni, a leading producer of landscape products and precast pipes and piles, was acquired at the start of the year and integrated smoothly into ongoing operations.

The Baltic Region, including St. Petersburg, enjoyed strong volume growth and performance continued to improve.

Overall profits grew, due to the increase in demand, good performance from recently completed acquisitions and tight cost control in all operations.

Poland/Ukraine

The Polish economy continued to build on the improvement evident at the end of 2003 with GDP growth of 5.7%. However, unemployment remains stubbornly high at over 20% and many structural imbalances in the economy remain to be addressed. Building material sales benefited from the firmer economic tone and Polish entry into the European Union in May and profits advanced strongly in all our major companies.

Cement demand was exceptionally strong in the first half of the year reflecting more normal weather conditions than in 2003 and accelerated demand ahead of the 1st May increase in VAT on construction products. While sales moderated over the rest of the year, our annual cement volumes increased by over 3% in a competitive market. Good operating performance at the Ożarów plant, which benefited from ongoing rationalisation, resulted in higher profits.

Concrete products experienced very strong first-half demand and this, coupled with an extensive reorganisation programme, improved performance.

Blacktop and aggregates saw good volume increases as the Polish national roads programme was rolled-out in the second half of the year and blacktop volumes were particularly encouraging.

The lime business performed well with volumes in line with expectation and, despite energy cost increases, profits improved.



The inside of the 44km Lötschberg tunnel, one of two new trans-Alpine rail routes that will halve the time to cross the Alps when it opens to traffic in 2007. Jura will have supplied over 300,000 tonnes of cement to the project which began in 2000.

The Ukrainian economy grew strongly over the year and with it cement sales. Podilsky Cement performed well in a competitive market and profits increased substantially.

Switzerland

The Swiss economy grew by 1.6% on the back of 7.6% export growth and low inflation at 0.8%. As the public finances remained in deficit, there were delays in some new project starts; nevertheless, construction output increased due to ongoing infrastructural investment and improved residential building.

Our cement, readymixed concrete and aggregates operations performed well despite intense competition due to better market conditions, the successful acquisition of Hastag and additional volumes to the Lötschberg tunnel project. Jura Cement commenced a phased capital project to expand clinker production capacity which will facilitate increased usage of alternative fuels yielding significant savings in operating costs. Profits were well ahead of last year.

Spain

Construction output showed further growth. Markets generally continued to be competitive with margins in the important Madrid and Catalonia regions remaining under pressure. Improved pricing and operating efficiencies offset some volume declines resulting in an outcome similar to 2003.

Portugal

Our investment in Secil gives the Europe Materials Division a new platform for growth on the Iberian peninsula and in the Mediterranean basin. Secil is the second-largest cement producer in Portugal and is vertically integrated into readymixed concrete and aggregates. The company is also a leading cement producer in Tunisia where the economy is growing at 5% per annum and has a 21% stake in a prominent Lebanese cement producer. Results for the period of ownership have met our best expectations and exceeded Secil's performance in the corresponding period of 2003.



Concrete being pumped into a floor in the extension to the Finnish Parliament in Helsinki. Lohja Rudus delivered over 10,000 m³ of concrete to the architecturally innovative project.

Israel

The dominant factor for Mashav, in which CRH has a 25% stake, continues to be the difficult political situation. Cement demand declined again in Israel but increased in the West Bank and Gaza. Despite lower overall volumes, profits were ahead of 2003 due to constant improvement in operating efficiency, ongoing cost reduction and new marketing initiatives.

Outlook 2005

In Ireland, residential construction output is expected to decline somewhat as housing falls back from an all-time high. However, on the positive side, a firmer general economy should benefit the industrial and commercial sectors. While there is significant Government commitment to ongoing infrastructure projects and a busy roads programme for 2005, activity may be affected somewhat by the accelerated completion of projects in 2004 and the timing of new start-ups.

In Finland, GDP is forecast to grow by 3.5% in 2005 as the economy performs well with low inflation and buoyant exports. Construction output should be stable with completion of some major infrastructure projects offset by increasing demand in industrial and commercial sectors and steady housing. Increased sales are expected in our three Baltic markets of Estonia, Latvia and St. Petersburg.

The outlook for Poland is for GDP growth of 5.2%. With EU funds now beginning to flow, roads, sanitary services and environmental projects are set to benefit, and the Polish construction industry should receive a welcome boost in 2005. Despite interest rate increases, mortgage finance is more readily available and the housing market is expected to improve.

In Switzerland, cement sales to a number of the major infrastructural projects are set to decline as these projects near completion. However, general market volumes are expected to remain stable due to growing housing and non-residential demand.

Spanish construction activity is expected to continue at the current high levels due to the generally favourable economic outlook. Portugal should see growth in the construction sector in line with the projected 2% growth in the economy.

Progress in Israel is dependent on an improved political backdrop.

More positive markets and operating cost reductions, coupled with bolt-on and strategic acquisitions, leave the Division well-positioned in all its major regions. The new development platforms gained and the benefits of ongoing focus on cost control should lead to further acquisitive and organic growth in 2005.

The Materials Division in Europe is a major producer of primary materials and value-added manufactured products operating in 13 countries. In Ireland, Finland, Poland and Switzerland, CRH is a leading vertically integrated producer of cement, aggregates and readymixed concrete. In Spain, CRH has leading regional positions in aggregates, readymixed concrete and precast concrete products. Through Secil, CRH is a leading cement, aggregates and readymixed concrete producer in Portugal and a leading cement producer in Tunisia. In total, the Division employs 10,100 people at over 400 locations.

Product end-use


Residential 40%
Non-residential 30%
Infrastructure 30%


New 80%
RMI 20%

Activities	Annualised production volumes*	Market leadership positions
Cement *Finland, Ireland, Poland, Portugal (49%), Switzerland, Tunisia (49%), Ukraine*	12.6m tonnes	No. 1 in Finland and Ireland No. 2 in Portugal and Switzerland No. 3 in Poland
Aggregates *Estonia, Finland, Ireland, Latvia, Poland, Portugal (49%), Spain, Switzerland*	74.1m tonnes	No. 1 in Finland and Ireland
Asphalt *Finland, Ireland, Poland, Switzerland*	4.2m tonnes	No. 1 in Ireland
Readymixed concrete *Estonia, Finland, Ireland, Latvia, Poland, Portugal (49%), Russia, Spain, Switzerland, Tunisia (49%)*	11.5m cubic metres	No. 1 in Finland and Ireland No. 2 in Portugal and Switzerland
Agricultural & chemical lime *Ireland, Poland, Switzerland*	1.4m tonnes	No. 1 in Ireland No. 2 in Poland
Concrete products *Estonia, Finland, Ireland, Poland, Portugal (49%), Spain, Tunisia (49%)*	7.8m tonnes	No. 1 block and rooftile producer in Ireland
Clay bricks *Ireland*	0.2m tonnes	No. 1 producer

* CRH share

Development strategy

Build and maintain strong market positions in primary building materials and related products through organic growth, greenfield development and acquisitions in selected European markets.

Ireland

- Maintain our position as the lowest cost/best value producer
- Continue to operate to the highest environmental standards

Finland

- Maintain our strong position in cement, aggregates and readymixed concrete
- Expand into other selected product and geographic areas

Poland

- Develop a strong national presence in the materials industry

Switzerland

- Enhance existing positions in cement, aggregates and readymixed concrete
- Acquire new businesses in surrounding regions

Spain

- Strengthen our existing market positions
- Expand selectively into related products and regional markets

Portugal

- Expand into related products and extend regional coverage

Elsewhere

- Build on existing positions in central and eastern Europe
- Selectively acquire materials businesses in other European countries
- Expand in the Mediterranean basin

Europe Products & Distribution



"Despite dull markets and rising input costs, the Division achieved record sales and profits with a combination of organic improvements and substantial contributions from 2003 acquisitions."

JOHN WITTSTOCK

2004 Overview

2004 was a year in which the Division contended with relatively slow-moving markets, particularly in housing, and significant increases in input costs while successfully integrating substantial 2003 acquisitions. The Division achieved record sales and operating profits, up 35% and 49% respectively.

Concrete Products

This group produces concrete products for two end-uses: pavers and tiles/blocks for architectural use as well as floor/wall elements, beams, vaults and drainage for structural use. The group achieved significant growth in 2004 from both acquisitions and legacy businesses. Profits were well ahead of 2003 despite weakness in key markets and rising raw material costs.

Architectural

Our Dutch concrete businesses faced tough competition due to market overcapacity and downward price pressure; however, the Belgian garden market achieved significant growth. Despite weakness in the German economy, EHL maintained volumes and market position although higher raw material costs and selling price pressure led to lower profitability. EHL's Slovakian subsidiary performed ahead of expectations. Sales and operating profit from our UK operations also grew, underpinned by a robust performance from the masonry division.

Structural

Growth was primarily due to 2003 acquisitions (Cementbouw plus three others) and the June 2004 acquisition of Ergon. The latter, with operations in Belgium, France and Poland, provides market leadership in Belgium, offers significant synergies with other operations and contributed strongly to profits. The Belgian structural businesses successfully passed on cost increases in steel, an important component of reinforced concrete. In contrast, the Dutch companies had less success in passing on these costs, resulting in lower profits despite cost-cutting measures and synergies from the integration of the Cementbouw companies. The French concrete operation successfully continued its new market development, while carefully managing a declining pole business, thereby reporting improved results. Integration of acquisitions and the full-year impact of previous restructuring plans were key to this improvement. Successful integration of the Danish operations acquired in September 2003 resulted in a strong performance for that business.

Towards year-end, the Concrete Products group acquired Klaps, a leading manufacturer of concrete paving, sewerage and water treatment products based in northern Belgium, and the remaining 50% of Kellen Concrete Products in the Netherlands. Neither deal had a significant impact on results for 2004.

Sand-lime Brick

This business, acquired with Cementbouw in late-2003, is a leading producer of calcium silicate elements and bricks for the Dutch residential building market. During 2004, we focused on enhancing our relationships with our contractor customers, developing the Calduran brand and improving our administrative systems. Through superior systems and a new product line, the group provides innovative systems to its customers, emphasising construction efficiency and flexibility. The business turned in an excellent performance in its first full year with CRH.

Cementbouw joint venture

This business, which is involved in materials trading and readymixed concrete in the Netherlands and in which CRH has a 45% share, experienced tough trading conditions in weaker infrastructure markets.


ThermiSol
ThermiSol
ThermiSol

The new state-of-the-art, fully automated expanded polystyrene insulation plant recently installed in ThermiSol Sweden's Norrtalje facility.

Results

€ million	% of Group	2004	2003	Change	Exchange translation	2003 acquisitions	2004 acquisitions	Organic
					Analysis of change			
Sales	33	**4,149**	3,083	+1,066	–	+871	+127	+68
Operating profit	25	**317**	213	+104	+1	+83	+8	+12
Average net assets*	31	**2,590**	2,055					
Operating profit margin		**7.6%**	6.9%					

* including goodwill

Clay Products

While there was an increase in UK housing starts in 2004, overall brick volumes declined mainly due to the continued movement to less brick-intensive dwellings. With increased kiln availability following rebuilds, Ibstock brick volumes declined somewhat less than the market. Higher energy costs impacted the business but, through a combination of price increases and better productivity, profits improved.

In Mainland Europe, we have 14 production and two trading locations. In the Netherlands, we are a market leader in high-end facing bricks, clay pavers and brick merchanting. We are the market leader in the German clay paver market, a strong regional player in facing bricks and a niche player in rooftiles. In Poland, we are a major producer of facing bricks. The group made its first acquisition in Belgium in June 2004 with the purchase of the country's leading brick merchant. Through better pricing and productivity, these businesses achieved improved results despite weakness in the residential and commercial sectors, especially in the Netherlands and Germany.

Insulation

The Insulation group is a leading foam insulation manufacturer in Europe with strong market positions in the UK, Ireland, Benelux, Germany, Poland, Scandinavia and the Baltic area.

A strong advance in sales was achieved largely from the full-year contribution of 2003 acquisitions, but also through organic growth despite challenging market conditions. However, immediate recovery through higher selling prices of unprecedented second-half raw material cost increases proved difficult, resulting in a substantial adverse impact on profits for the year.

In November, the group further extended its operations with the acquisition of the polyurethane insulation operations of Icopal in the UK.

Building Products

The Building Products group comprises three product groups: Fencing & Security, Daylight & Ventilation and Construction Accessories, with operations in the Benelux, Germany, France, the UK and Spain. Market conditions for these businesses in Germany and the Netherlands were challenging with sales growth generated primarily through acquisitions. However, profits increased significantly due to cost control, synergies and acquisition benefits. Three add-on acquisitions during the year strengthened market positions in the UK and the Netherlands.

Fencing & Security had a good year. Integration of last year's acquisitions, cost control and other synergies resulted in a good profit increase. In the UK, we had an excellent year driven by government spending and strong market positions. Despite a weak Dutch market, our fencing operations performed well. The successful integration of our two businesses in Germany resulted in good returns, well ahead of expectations. Magnetic Autocontrol, based in the south of Germany, enjoyed strong export order activity but suffered from the stronger euro. The December acquisition of Broughton Controls, a UK-based company, strengthened our position in access control systems.

Daylight & Ventilation faced disappointing sales in Germany and the Netherlands but, as a result of prior restructuring and good cost control, profits improved. In April, we acquired Airvent, a UK-based service and maintenance company specialising in smoke exhaust systems, which enhances our product offering.



Magnetic Autocontrol's retractable gates in use for access control at the famous Petronas Twin Towers in Kuala Lumpur, Malaysia.

The Construction Accessories group, formed with the acquisition of Plakabeton in 2003, performed very well in its first full year. Mavotrans, one of the leading players in the Netherlands, was acquired in July extending our position in this product category.

Distribution

2004 was a year of excellent progress for the Distribution group. While market conditions were less favourable than 2003, record levels of sales and operating profits were achieved through better performance in the legacy businesses and contributions from acquisitions.

DIY

Our DIY homecentre business in the Benelux had another good year despite weaker consumer confidence. Further advances were made in operating profits due to acquisitions and rigorous cost focus. This business now operates a network of 133 stores. Our DIY joint venture in Portugal made further progress.

Builders Merchants

In difficult markets, solid advances in sales and operating profits were achieved by our builders merchants activities which serve professional customers.

Netherlands: Profits improved substantially aided by the Cementbouw acquisition, cost reduction programmes and other synergies. In November, we acquired NCD Builders Merchants adding 17 locations to our existing 46 branches, yielding a market-leading position. Our specialist merchants generally performed well although the ironmongery business had another difficult year.

France: Our businesses in Ile-de-France had mixed fortunes and overall profits fell short of 2003 levels. During the year, the joint venture company established by CRH (45% stake) and SAMSE (55%) acquired an additional 65.3% of the share capital of G. Doras, a 44-branch builders merchant operating in the Burgundy and Franche-Comté regions, bringing its stake to 100%.


Informatie
VERF & LATEX
BEHANG

Our recently-opened Karwei DIY store in Delfgauw in the Netherlands.

Switzerland: Our merchanting businesses made further significant progress, with improved sales and an advance in operating profits.

Poland: In October, we sold our 56% stake in GenBud S.A. to our Polish joint venture partners.

Outlook 2005

The current outlook for our European construction markets is for some recovery in 2005. The outlook for the Netherlands is for modest growth driven by new housing and broadly-based renovation investment. Belgium is also expected to enjoy stronger housing and continued strength in commercial activity. After a good 2004, due in part to tax incentives for the housing market, growth in France is forecast to moderate in 2005. Construction demand in Germany is expected to show a further decline. Growth in UK construction is forecast at lower levels than in recent years.

Our focus will continue to be on cost and margin controls, achievement of scale synergy and market share enhancement through differentiated products and services. Development opportunities are still promising and we are targeting further progress in the year ahead.

Products & Distribution in Europe is organised into four groups of related manufacturing businesses and a distribution group. The manufacturing groups are involved in concrete and sand-lime, clay, insulation and other building products. Distribution encompasses builders merchants and "do-it-yourself" (DIY) stores. The Division operates in 15 European countries with the Benelux, the UK, Germany, France and Switzerland accounting for the bulk of sales. We seek leadership positions in the business sectors/markets where we operate. Europe Products & Distribution employs 18,700 people at over 700 locations.

Product end-use

Residential 60%
Non-residential 30%



Infrastructure 10%

New 60%



RMI 40%

Activities	Annualised production volumes	Market leadership positions
Concrete blocks & pavers *Benelux, Germany, Slovakia, UK*	9.0m tonnes	No. 1 paving products in Benelux & Slovakia No. 1 paving/landscape walling in Germany No. 1 architectural masonry in UK
Precast concrete products *Benelux, Denmark, France, Poland*	4.1m tonnes	No. 1 precast flooring in Benelux Joint No. 1 precast architectural concrete in Denmark No. 1 utility precast in France
Clay bricks, pavers & rooftiles *Germany, Netherlands, Poland, UK*	2.7m tonnes	No. 1 clay pavers in Germany No. 1 quality facing bricks in Netherlands No. 1 facing bricks in UK
Insulation products *Benelux, Denmark, Estonia, Finland, Germany, Ireland, Poland, Sweden, UK*	5.8m cubic metres	No. 1 EPS in Ireland, Netherlands, Poland & Nordic region; joint No. 1 in UK Joint No. 1 XPS in Germany No. 1 XPE in Germany
Fencing & Security *Benelux, France, Germany, Poland, UK*	2.0m lineal metres	No. 1 security fencing and perimeter protection in Europe
Daylight & Ventilation *Benelux, Germany, Ireland, UK*	1.1m square metres	No. 1 in Benelux Joint No. 1 in Germany
Builders merchants *France, Netherlands, Switzerland*	232 branches	No. 1 in Netherlands No. 2 in Ile-de-France No. 1 in Burgundy, Rhône-Alps & Franche-Comté No. 1 in German-speaking Switzerland
DIY stores *Benelux, Portugal*	149 stores	Member of leading Dutch franchise Joint No. 1 in Portugal

Development strategy

Build leadership positions in targeted European markets in the manufacture and distribution of building products through organic investment and acquisition; continuously improve our businesses with state-of-the-art IT, exchange of process and product know-how, and active best practice programmes.

Concrete Products and Sand-lime Brick

- Strengthen current positions in Benelux, Denmark, France, Germany, Slovakia and UK in architectural, structural and utility sectors
- Reach out to neighbouring regions by acquisition

Clay Products

- Raise profitability through better capacity utilisation, cost efficiencies and continuous improvement
- Grow positions in Netherlands and Poland and expand to other European countries
- Consolidate market position in UK; participate in industry restructuring in Germany

Insulation

- Further build upon our leading positions across a range of foam insulation materials in Europe
- Develop improved insulation systems and actively exchange product and process know-how among our group companies

Building Products

- Grow security fencing from current strong bases in Germany, Netherlands and UK; develop further in perimeter and access control systems
- Continue expansion of Daylight & Ventilation group in the Benelux, Germany, Ireland and UK and accelerate product/technology exchange and expand to other European countries
- Strengthen our Concrete Accessories position in the Benelux, France and Spain and expand to other European countries

Distribution

- Continue to grow our successful DIY retail chains in the Benelux and Portugal
- Expand merchanting businesses in France, Netherlands and Switzerland and into neighbouring countries
- Realise full purchasing and IT synergies

Americas Materials



"The market for heavy building materials, especially asphalt, remained difficult with record high energy costs and reductions in state highway funding impacting results. However, with improved pricing, good cost control and a moderate amount of new development, US$ operating profits increased by 3%."

TOM HILL



An asphalt paving crew from Hills Materials Company working on the ring road at Mount Rushmore National Memorial in the Black Hills of western South Dakota.

2004 Overview

Although Federal highway funding in 2004 was slightly higher than in 2003, the uncertainty surrounding the lack of a Federal Highway Bill, combined with states reducing their share of highway spending due to budget deficits, resulted in an overall decline in highway spending. However, residential markets remained strong, buoyed by continued low interest rates, while non-residential construction saw some improvement but remained at historically low levels. This backdrop resulted in a modest decline in heritage asphalt volumes, offset by improvements in heritage aggregate and readymixed concrete volumes.

Escalating energy costs, which reached unprecedented levels through the busy autumn construction season, fed through rapidly into input costs eroding the benefits of price improvements. Bitumen costs increased for the third consecutive year, rising 9%. Energy used at our asphalt plants, consisting of fuel oil, recycled oil and natural gas, had a composite cost increase of 22%. Diesel fuel and gasoline used to power our mobile fleet increased by 16%. Our winter-fill programme, accounting for 33% of our total bitumen purchases, was profitable but was hurt by the volatile energy markets.

Despite the difficult backdrop and an overall decline in margins, a strong focus on operating cost reduction measures, combined with a moderate amount of new development, resulted in a modest increase in operating profits before translation effects.

Development activity resulted in 12 add-on transactions to existing operations with combined spending of €160 million. The largest acquisition completed during the year was Gallo in New Jersey. This business, with owned and permitted reserves of 300 million tonnes, is an ideal fit with Tilcon's activities in New Jersey and should generate significant benefits from consolidation of existing quarries and savings in transportation and other operating costs. The Division successfully completed 11 other add-on deals that complement existing operations and continue the focus on acquiring strategically located, high-quality aggregate reserves. In addition, in order to address capacity constraints at existing quarries in Pennsylvania, the Division initiated a project to develop a greenfield site with 200 million tonnes of high-quality permitted stone reserves.

Total volumes increased 11% in aggregates, 14% in readymixed concrete and 1% in asphalt. Heritage volumes suffered from the challenging conditions and declined approximately 1% in asphalt, while aggregates increased 6% and readymixed concrete increased 11% year-on-year. Overall prices increased 3% in aggregates, 4% in readymixed concrete and 6% in asphalt.

New England

2004 combined tough economic conditions and higher energy costs, leaving profits short of 2003 levels. Vermont continued to divert paving monies to several ongoing large projects. New Hampshire, Maine and Massachusetts experienced good volumes from solid state highway programmes but high energy prices reduced margins, especially in their asphalt business. Connecticut markets were muted with private construction remaining strong but the highway markets were impacted by the state budget deficit and local political issues.

New York/New Jersey

Our New York/New Jersey businesses had a mixed year with overall results broadly unchanged on 2003 levels. Our aggregate operations in the New York metropolitan area benefited from good markets in both the

Results

€ million	% of Group	2004	2003	Change	Exchange translation	2003 acquisitions	2004 acquisitions	Organic
					Analysis of change			
Sales	22	**2,842**	2,831	+11	-257	+48	+40	+180
Operating profit	22	**272**	291	-19	-26	-4	+6	+5
Average net assets*	30	**2,495**	2,634					
Operating profit margin		**9.6%**	10.3%					

* including goodwill

private and infrastructure sectors with buoyant residential markets in and around Manhattan combined with several large transit and water/sewer projects. In addition, the continuing recovery of the area around the site of the 9/11 attack in lower Manhattan helped support demand. In New Jersey, asphalt margins were lower due to intense competition although the aggregate side of the business improved. In Upstate New York, profits in the Albany region improved while in Rochester, despite management action, results declined as the market continued to suffer from cutbacks at several large local employers.

Central

Overall operating profits decreased. In the Mid-Atlantic group, consisting of Pennsylvania and Delaware, results declined significantly due to intense competition and poor highway markets. West Virginia once again had improved results while our Ohio operations were unable to recover the impact of higher energy costs despite a fairly strong market environment. Michigan was disappointing due to severe cutbacks in the highway programme as the state authorities wait to see what the re-authorisation of TEA-21 means to Michigan before addressing their lack of highway funding.

West

The West region comprises a wide geographic area, with nearly 300 locations in 12 states west of the Mississippi River. Trading

The Staker & Parson Companies' Draper, Utah hot-mix asphalt plant produces approximately 300,000 tonnes per year and supplies the rapidly growing Salt Lake and Utah Counties. The Astec Turbo 500 tonnes-per-hour plant was transferred from Tilcon-Capaldi based in Cranston, Rhode Island.



conditions varied across the region, but overall market strength, the integration of recent acquisitions and cost reduction programmes resulted in significantly higher profits. Utah and Idaho saw significant volume increases, benefiting from improved residential and non-residential markets after a number of slack years. Our asphalt business also increased profits as the states continued to refocus their expenditures on asphalt-intensive maintenance projects. Colorado advanced due to stronger highway markets. Wyoming and South Dakota continued to perform exceptionally well, while our small operations in New Mexico returned to profitability following significant cost reduction. Subdued markets and continued tough competition resulted in a slight decline in profits in our Washington and Montana operations.

Outlook 2005

TEA-21, the Federal funding programme for transportation which was due to expire in September 2003, has been extended to end-May 2005 at an annualised level of US$34.4 billion. A new six-year programme is expected to be authorised towards mid-year 2005 and, although this is unlikely to benefit the current year, it should lead to stronger volumes thereafter. While state finances are generally improving, some still face deficits and, combined with the delayed Federal funding re-authorisation, this may result in a modest decline in highway markets which account for approximately 65% of our end-use in 2005. However, we anticipate continued strong residential activity and improved non-residential demand.

Recovery of higher input costs through price improvements and efficiency measures is a continuing priority for the Division and, on balance, we look to improved operating profits in 2005.



Workers at The Shelly Company's Marble Cliff Quarry in Hilliard, Ohio remove shot rock in preparation for expanding the mine to include an underground operation. A US$12 million capital expenditure project, the underground mine will allow Shelly to retrieve 90 million tonnes of high-quality friction-grade material while continuing its surface mine operation that produces non-friction commercial-grade material. The mine is scheduled to go underground in early-2006.

The Americas Materials Division operates in 28 states in the United States, organised into four regions. CRH is the number four aggregate producer, with leading market positions throughout its operations. CRH is the number one asphalt producer in the United States producing 34 million tonnes of asphalt at over 290 locations. Readymixed concrete operations are in the top 10 in the United States, spread throughout the West and in Pennsylvania, Connecticut and New York in the Northeast. The Division employs 13,800 people at over 650 locations.

Product end-use

Residential 15%
Non-residential 20%
Infrastructure 65%

Activities	Annualised production volumes	Market leadership positions
Aggregates *United States*	134.8m tonnes	No. 4 national producer
Asphalt *United States*	34.0m tonnes	No. 1 national producer
Readymixed concrete *United States*	5.9m cubic metres	Top 10 in the United States

New 30%
RMI 70%

Development strategy

- Improve on our excellent environmental and safety records
- Look for new growth regions in the Americas
- Continue bolt-on strategy to existing strong market positions

New England

- Further vertical integration of operations in New Hampshire, Maine and Vermont
- Expand our readymixed operations

New York/New Jersey

- Expansion through bolt-on acquisitions to our New Jersey businesses
- Improve our bitumen winter-fill capacity

Central

- Continued vertical integration of our operations in Michigan, Ohio and West Virginia through selective acquisitions
- Seek add-on acquisitions and greenfield opportunities to augment our strong positions in Pennsylvania and Delaware

West

- Continue to consolidate our vertically integrated positions in the mountain regions with selective add-on acquisitions
- Develop new opportunities in the Northwest, Iowa and the upper Midwest

Americas Products & Distribution



"Using price initiatives and tight cost control to combat upward pressure on input costs while benefiting from continued strength in residential markets and modest recovery in the commercial sector, the Division's product groups all posted strong gains in sales and profits."

JOE MCCULLOUGH

2004 Overview

Our product groups all reported excellent sales and operating profit gains for the year. Internal cost control initiatives and proactive pricing mitigated the impact of significant increases in petroleum and steel-based products and components during the year and, together with strong volumes, led to improved margins overall. The Division also benefited from initial contributions from 2004 acquisitions.

The economic improvement in the United States was broadly based although the Midwestern states lagged somewhat. Unaffected by increases in short-term interest rates, residential construction remained at strong levels while some segments of commercial building experienced modest recovery from the low levels of recent years.

Argentina's economy improved further while Chile continued its steady though modest growth trend. As a result, all of the South American companies made gains and in total reported strong profit improvement.

Overall, the Division recorded an 18% increase in sales and a 28% improvement in operating profit before translation adjustments.

Architectural Products

The Architectural Products group (APG), with over 190 locations in 35 states and two Canadian provinces, is the leading North American producer of concrete masonry, lawn, garden and paving products and a regional leader in clay brick. Packaged decorative stone, mulches and soils, dry-mixes (Sakrete®), and lightweight aggregates are also important product lines.

Custom Vacuum Pump Housing designed for the City of Fort Lauderdale by Oldcastle Precast's operation based in Medley, Florida, was installed by Right Way Plumbing at Las Olas, Florida on the New River. The facility will be used to service luxury yachts and inter-coastal waterway vessels.

Results

€ million	% of Group	2004	2003	Change
Sales	27	**3,475**	3,182	+293
Operating profit	26	**319**	268	+51
Average net assets*	18	**1,558**	1,564	
Operating profit margin		**9.2%**	8.4%	

* including goodwill

Analysis of change			
Exchange translation	2003 acquisitions	2004 acquisitions	Organic
-278	+104	+149	+318
-23	+11	+18	+45

APG pursued operational improvements and selective price increases to meet the challenges of rising energy and cement costs and reported record sales and profits for the year. The Northeast and South regions, along with clay brick producer Glen-Gery, performed particularly well.

The group saw significant gains with retail customers and in its Belgard® hardscapes business. APG is supporting these high-growth segments with a major plant construction programme. In 2004, it committed approximately €60 million for three new paver plants in Ohio, northern California and Arizona and three others under construction in Maryland, Pennsylvania and Florida. Construction of a block plant and a patio paver plant, the initial components of a planned integrated manufacturing complex near Chicago, is also underway.

APG spent almost €60 million on acquisitions including strategic entries into new products/ markets. In January, we purchased 50% of Paver Systems with three paver plants in Florida. Paver Systems manufactures hard-scapes for professional installation and complements the retail DIY focus of Matt Stone, a 2003 acquisition in Florida. Also in January, we acquired Greenleaf Products, which supplies bagged mulch and soil to homecenters and other retail chains from five plants in Florida, Georgia and Mississippi. This extends APG's product offering to the lawn and garden departments of major retailers. The acquisition in March of Custom Surfaces, the leading provider of premium countertops in Georgia and South Carolina, expands APG's ties with homebuilders and homecenters. Anchor Block, a Florida-based producer of segmental retaining walls and architectural masonry, was acquired as a bolt-on in December.

Precast

The Precast group is a leading manufacturer of precast, pre-stressed and polymer concrete products and concrete pipe in North America. Including distribution stores and two project management offices, we have 68 locations in 23 states and eastern Canada.

General improvement in construction markets, as well as a modest turnaround in the telecommunications sector, resulted in a 10%+ improvement in sales in our legacy operations. We came into the year with a stronger backlog and have maintained that early momentum throughout the year. Improved prices and overhead cost savings were achieved which helped offset significant increases in the prices of steel, cement and fuel, and with strong volume increases, profits showed a significant improvement.

In August, Mega Cast in Georgia and the New Basis precast operations in Texas joined the group. Both acquisitions complement and expand our existing markets in Georgia and Texas. In keeping with our programme of continued investment and improvement in existing plants, we completed the construction and relocation of our Kentucky plant to give us expanded capacity and improved efficiency.

Glass

The Glass group custom-manufactures architectural glass products for commercial and residential construction. With 45 locations in 22 states and four Canadian provinces, the group is the leading North American supplier of architectural glass products and services.

Trading conditions improved in 2004. A recovery in commercial construction contracts contributed to significant organic sales and profit growth in 2004, and with solid contributions from 2003 and 2004 acquisitions, sales increased by more than 15%. Demand for blast-resistant products was very strong and

Located on the University of Utah campus, Salt Lake City, the Huntsman Cancer Research Institute and Hospital incorporates over 500,000 sq. feet of Prairie® Stone manufactured by Trenwyth Industries.



the group's joint venture, Oldcastle-Arpal LLC, enjoyed record sales and profits.

In July, the group expanded geographically into the Northeast with the acquisition of Floral Glass, a leading fabricator and distributor of architectural glass products with facilities in New York, Connecticut and New Jersey. Floral's flagship plant, located 45 miles east of New York City in Long Island, has served the New York metropolitan market for over 50 years. This acquisition is well-positioned to strengthen our presence in the New England states, where the Glass group previously did not have a manufacturing facility.

In November, the Glass group began construction of a greenfield plant in Missouri to provide dedicated capacity for larger, complex architectural curtain wall projects that incorporate high-performance solar control glass. The operation features advanced, automated glass fabrication equipment and is located in a low-cost electric utility co-operative.

Distribution

With 124 branches in 26 states, Oldcastle Distribution is a leading distributor of building products to residential roofers, commercial roofing contractors, siding and windows applicators and interior cladding installers. More than 75% of its sales are to projects involving remodelling/refurbishment of residential and commercial buildings. The branches are largely centred on major metropolitan areas on the eastern and western seaboards and in the northern tier states.

Our centralised organisation structure maximises the group's purchasing power and the propagation of best practices in critical business processes such as IT, financial control, management of back office functions, credit, inventory, logistics and human resources.

Overall, the business environment was good in 2004. The Atlantic seaboard in particular was buoyant; the Midwest, where the company's presence is not as large, was softer.



Standing tall between downtown Honolulu and Waikiki are two high-rise condominium developments, one of 37 floors and 250 units and one of 45 floors and 370 units. The light-gauge steel framing, drywall, fibreglass insulation and related accessories are being supplied by CRH's subsidiary, G.W. Killebrew.

Hawaii–based G.W. Killebrew, acquired in January 2004, performed ahead of expectations.

The steep increases in the prices of many of the commodities handled by the Distribution group facilitated further gains in gross margins, though some of these gains may be of a one-time nature. The devastating hurricanes in August and September led to a significant increase in demand in Florida.

The Distribution group has had several years of good sales and profit growth, and reported record levels of both in 2004.

South America

Taking advantage of good residential construction levels, the Argentine clay products business achieved a strong performance with increased domestic shipments being complemented by export sales. Despite weak commercial building activity, the Argentine glass business prospered from strong export sales. In a competitive environment, our Chilean glass business re-focused towards value-added products and took aggressive measures on cost control to record a good improvement in results.

Outlook 2005

At this stage, 2005 economic growth looks likely to be solid in the United States. House building, which is underpinned by demographics, moderate unemployment and ongoing low real interest rates, is expected to remain broadly at current strong levels. The recovery of non-residential construction following the declines of recent years picked-up pace during 2004, and this positive trend should continue robustly throughout 2005. While there are some uncertainties, overall, with approximately 90% of our product end-use to the residential and non-residential sectors, we believe the backdrop for 2005 activity is favourable.

The Americas Products & Distribution Division operates primarily in the United States and has a significant presence in Canada. Its product groups – Precast, Architectural Products, Glass and Distribution – all have leading positions in national and regional markets. The Division is a leading producer of clay tile products in Argentina and operates glass fabrication businesses in Argentina and Chile. Employees total 17,800 at over 400 locations.

Product end-use

Residential 50% Non-residential 40%



Infrastructure 10%

New 55%



RMI 45%

Activities	Annualised production volumes	Market leadership positions
Precast concrete products *Canada, United States*	2.3m tonnes	No. 1 in United States
Prepackaged concrete mixes *United States*	1.8m tonnes	No. 2 in United States
Concrete masonry, patio products, pavers, rooftiles *Canada, United States*	8.9m tonnes	No. 1 masonry, paving and patio in United States No. 1 paving and patio in Canada
Clay bricks, pavers and tiles *Argentina, United States*	1.6m tonnes	No. 1 brick producer in northeast United States No. 1 rooftiles in Argentina No. 3 wall and floor tiles in Argentina
Glass fabrication *Argentina, Canada, Chile, United States*	14.1m square metres	No. 1 architectural glass fabricator in United States
Roofing, siding and related products *United States*	124 branches	No. 2 distributor

Development strategy

Expand current strong positions in all product groups through acquisition and appropriate greenfield development. Use scale, best practices and product/process innovation to create competitive advantage and to improve margins in the face of rising input costs.

Architectural Products

- Develop and grow strong regional positions in masonry and related products
- Grow retail platform with a complementary array of garden, patio products and building products and anticipate customers' expansion with greenfield investments
- Increase penetration of professional hardscape market through the Belgard® product line and segmental retaining walls

Precast

- In-fill geographic coverage through acquisition or greenfield
- Pursue new product and new region opportunities

Glass

- Edge expansion through new architectural products, services and regions
- Manage industry trends through technology upgrades, cost control, organic growth and better customer service

Distribution

- Grow core business by acquisition and greenfield investment in major metropolitan areas
- Use organisational initiatives and best-in-class IT to grow margins

South America

- Use upgraded manufacturing capabilities for cost efficiency and product development
- Continue to expand export business
- Expand with selective acquisitions as regional economies improve

Finance review



Results

CRH performed strongly in 2004 delivering growth in reported sales of 15.7%, in operating profits of 19.4% and in pre-tax profits of 17.7%. The key components of 2004 performance are analysed in Table 1.

Exchange translation effects

2004 saw a continuing decline in the value of the US Dollar with the euro on average some 9% stronger versus that currency than in 2003. This combined with the average 2004 exchange rates for our other operating currencies resulted in an adverse full-year translation impact of €40 million, equivalent to approximately 5% of 2003's profit before tax level of €864 million. The average and year-end exchange rates used in the preparation of our financial statements are included under Accounting Policies on pages 62 and 63 of this Report.

Incremental impact of acquisitions

The incremental 2004 impact of deals completed during 2003 includes €670 million of sales and €66 million of operating profit from the acquisition of 100% of Cementbouw's distribution and building products operations and 45% of its materials operations, all located in the Netherlands. This transaction, CRH's largest acquisition to date, was completed on 3rd October 2003. The Europe Products & Distribution Division also enjoyed incremental benefits from 2003 acquisition activity across its product range in the Benelux, France, Germany, Slovakia and Denmark. In the Americas, the Architectural Products group (APG) derived particular benefit from an active development year in 2003.

The impact of 2004 acquisitions includes €271 million of sales and €40 million of operating profit arising from deals by the Europe Materials Division, in particular the June 2004 acquisition of a 49% stake in Secil and the completion in January of significant additions to its operations in Switzerland and Finland. Although a quieter year than 2003 in terms of total spend, 2004 saw a good level of acquisition activity by Europe Products & Distribution with some 11 deals contributing incremental sales and operating profits of €127 million and €8 million respectively with a bias towards distribution. Americas Materials completed a series of bolt-on deals primarily geared to bolstering long-term aggregate reserve positions and the generation of operational synergies with operating profits of €6 million on incremental sales of €40 million. The Americas Products & Distribution Division saw incremental sales of €149 million and operating profits of €18 million from current year acquisitions across its four product groups with APG again the main contributor.

As CRH did not exercise its option to acquire an additional 25% of the Mashav Group during 2004, the status of its existing 25% investment changed from that of a joint venture to that of an associated company. As a result, the Group's share of Mashav sales is no longer consolidated although the share of operating profit continues to be included in operating profit. This adverse sales impact is shown separately in Table 1.

Ongoing operations

With overall modest improvements in markets and benefits from operating cost reductions implemented in recent years, 2004 saw a return to strong organic growth with an €89 million improvement in ongoing operating profit. This underlying improvement was most marked in the first half of the year which benefited by comparison with a weather-impacted first half 2003, whereas second-half comparisons were against a strong catch-up in second-half 2003 after a slow start. The second half of 2004 was also impacted by higher world energy prices and rising input costs. The Europe Materials Division reported a €27 million improvement in underlying operating profit mainly reflecting strong improvements in Poland, Finland and Switzerland and a similar outcome in its Irish operations. Europe Products & Distribution was impacted in the second half of the year by very rapid escalation in its Insulation operations' energy-related raw materials costs

Table 1 Key components of 2004 performance

€ million	Turnover	Operating profit before goodwill	Goodwill amortisation	Profit on disposals	Profit before interest	Net interest costs	Profit before tax
2003 as reported	**11,080**	**1,045**	**(76)**	**13**	**982**	**(118)**	**864**
Exchange effects	(545)	(50)	3	–	(47)	7	(40)
2003 at 2004 exchange rates	**10,535**	**995**	**(73)**	**13**	**935**	**(111)**	**824**
Incremental impact in 2004 of:							
- 2003 acquisitions	1,036	91	(23)	–	68	(39)	29
- 2004 acquisitions	587	72	(5)	–	67	(17)	50
- change from jv to associate	(65)	–	–	–	–	–	–
- rationalisation	–	–	–	–	–	–	–
Ongoing operations	727	89	–	(2)	87	27	114
2004 as reported	**12,820**	**1,247**	**(101)**	**11**	**1,157**	**(140)**	**1,017**
- % change as reported	+15.7%	+19.4%			+17.8%		+17.7%
- % change at constant 2004 rates	+21.7%	+25.3%			+23.7%		+23.4%

"Supported by continuing strong cash flow, comfortable interest cover and a balanced mix of fixed and floating rate debt and currency net worth, CRH remains well-positioned to avail of value-creating acquisition opportunities generated by our development teams worldwide."

MYLES LEE

which restricted the improvement in ongoing operating profit for the overall Division to €12 million. Escalating energy costs, which reached unprecedented levels during the Americas Materials Division's busy autumn construction season, fed through rapidly into input costs eroding the benefits of price improvements and resulted in underlying operating profits just €5 million ahead of 2003. Americas Products & Distribution had a strong year with residential demand continuing at a good level and ongoing evidence of a recovery in the non-residential construction sector. Underlying operating profits advanced by €45 million, with Precast, APG, Glass, Distribution and the South American operations all contributing to the strong improvement.

Interest costs, taxation, earnings per share, dividend

The incremental costs of financing substantial 2003 and 2004 acquisition activity were only partly offset by the interest income generated on our strong free cash flow resulting in an increase in total net interest cost to €140 million (2003 : €118 million). The reduction in the effective tax rate on profit before taxation to 24.3% (2003 : 25.2%) primarily reflects a lower proportion of Group profits generated in the United States.

Earnings per share excluding goodwill amortisation grew by 19.8%, with post-goodwill growth of 18.0%. Cash earnings per share was ahead by 14.8%. At constant exchange rates, these increases would have been approximately 6 percentage points higher. The total dividend for the year increased by 17.4% to 33.0c (2003 : 28.1c).

The strong growth in earnings and cash earnings per share and net dividend over a five-year and ten-year period are highlighted in Table 2.

Financial indicators

Some key financial indicators which, taken together, are a measure of performance and financial strength are set out in Table 3. Despite higher interest costs, the improved trading resulted in interest cover measures similar to last year's levels. The Group regards interest cover-based ratios as more meaningful measures of financial capacity than the ratio of debt to shareholders' funds as they match the earnings and cash generated by a business to the underlying funding costs.

Table 2 Compound average growth rates

	5-year	10-year
Sales	14%	19%
Earnings per share	8%	17%
Cash earnings per share	10%	18%
Net dividend	13%	13%

Table 3 Key financial indicators

	2004	2003	2002
Interest cover excluding joint ventures			
– EBITDA basis (times)	13.2	13.1	11.3
– EBIT basis (times)	8.5	8.4	7.3
Debt to shareholders' funds ratio (%)	46.4	48.1	35.7
Debt to year-end market capitalisation ratio (%)	23.3	26.9	27.8
Tax as a percentage of pre-tax profit (%)	24.3	25.2	26.5
Return on average capital employed (%)*	13.9	13.0	13.3
Return on average equity (%)*	14.3	12.5	12.2

EBITDA – earnings (profits) before interest, tax, depreciation and goodwill amortisation

EBIT – earnings (profits) before interest and tax (trading profit)

** These returns are calculated after charging goodwill amortisation.*

Year-end net debt of €2,441 million was just €133 million higher than end-2003 and, with higher shareholders' funds, the debt to shareholders' funds ratio showed little change. The debt to year-end market capitalisation ratio reduced reflecting the significant improvement in share price during the course of the year.

Following declines in recent years reflecting challenging trading conditions and the impact of some larger acquisitions which have slightly diluted overall returns, 2004 saw a welcome improvement in the overall Group return on average capital employed.

The strong level of acquisition activity delivered in 2003 and 2004 has resulted in the increased use of the Group's debt capacity and this, combined with a return to good organic growth in 2004, has resulted in an improved return on average equity.

Cash generation

Despite spending a total of €1.4 billion on acquisitions, investments and capital projects, the strong cash generation characteristics of the Group, combined with a favourable translation adjustment, limited the increase in net debt to just €133 million. Table 4 overleaf summarises CRH's cash flows for 2004 and 2003.

The €0.9 billion acquisitions and investments spend for 2004 includes the purchase of the 49% stake in Secil completed in June together with some 39 small to medium-sized deals across the Group's operations. Approximately 70% of this total was spent in Europe with the remaining 30% invested in the Americas.

The increased depreciation and goodwill amortisation charges reflect the impact of acquisitions completed in 2003 and 2004.

Taxation payments were higher than in 2003 reflecting both improved Group profitability and the deferral of some payments related to 2003 United States tax liabilities into 2004.

Table 4 Cash flow

€ million	2004	2003
Inflows		
Profit before tax	1,017	864
Depreciation	494	458
Goodwill amortisation	101	76
	1,612	1,398
Outflows		
Taxation	(188)	(103)
Dividends	(163)	(150)
Capital expenditure	(520)	(402)
Working capital	(100)	(58)
Other	(58)	(30)
	(1,029)	(743)
Operating cash flow	583	655
Acquisitions & investments	(922)	(1,615)
Disposals	100	78
Share issues	73	41
Translation adjustment	33	243
Increase in net debt	(133)	(598)

Capital expenditure of €520 million represented 4.2% of Group turnover (2003 : 3.7%) and amounted to 1.05 times depreciation (2003 : 0.88 times). Against an improving market backdrop, an increasing number of larger development projects was initiated as the year progressed with particular emphasis on the expansion of capacity to meet growing customer demand in the fast-growing United States homecentre and hardscape markets.

Strong final quarter demand in Ireland and in our Americas Products & Distribution activities resulted in higher year-end receivables balances and a working capital outflow for the year of €100 million.

The increase in the caption denoted "Other" principally reflects the Group's increased share of profits of joint ventures and associates due to the June 2004 acquisition of a 49% stake in Secil and the full-year inclusion of the Cementbouw joint venture; these profits do not directly impact the Group's cash flow.

Proceeds from share issues principally reflect the take-up of shares in lieu of dividend under the Company's scrip dividend scheme (€36 million) augmented by issues under Group share option and share participation schemes (€37 million).

Exchange rate movements during 2004 reduced the euro amount of net foreign currency debt by €33 million. This reflected an 8% revaluation of the euro against the US Dollar from 1.2630 at end-2003 to 1.3621 at end-2004 partly offset by a strengthening of the Polish Zloty. The more favourable translation adjustment in 2003 reflected the more significant 20% revaluation of the euro versus the US Dollar from 1.0487 at end-2002 to 1.2630 at end-2003 which was accompanied by a weakening of the Zloty.

Pensions

Details of the disclosures required by Financial Reporting Standard 17 – Retirement Benefits (FRS 17) are set out in note 31 to the financial statements. Full implementation of FRS 17 has been deferred pending the advent of International Financial Reporting Standards (IFRS); meanwhile the Group continues to account for pension costs in accordance with Statement of Standard Accounting Practice 24 (SSAP 24).

International Financial Reporting Standards

The Group prepares its consolidated financial statements in accordance with accounting principles generally accepted in the Republic of Ireland (Irish GAAP), which are consistent with UK GAAP.

As part of the European Commission's plan to develop a single European capital market, the application of IFRS is mandatory for the consolidated financial statements of all listed European Union companies for reporting periods beginning on or after 1st January 2005. The Regulation passed by the European Union requires that IFRS-compliant financial statements be produced by CRH for the financial periods ending 30th June 2005 and 31st December 2005 and that those financial statements contain a full set of disclosures for the comparative periods in 2004. Under this Regulation 1st January 2004 is the transition date to IFRS for CRH.

The principal changes for CRH arising from the move from Irish GAAP to IFRS will be:

- Expensing of share options through the Group income statement using a binomial model (IFRS 2)
- Cessation of goodwill amortisation offset to some extent by the recognition and amortisation of intangible assets arising on business combinations deemed separable from goodwill (IFRS 3 and IAS 38)
- Accounting for deferred taxation on the basis of temporary differences leading to an overall increase in the net Group deferred taxation liability (IAS 12)
- Recognition of assets and liabilities of defined benefit pension schemes on the face of the Group balance sheet and recognising pension expense in the Group income statement using principles similar to FRS 17 as disclosed in note 31 to the 2004 financial statements (IAS 19)

- Proportionate consolidation of joint venture undertakings in the Group's income statement, cash flow statement and balance sheet (IAS 31)
- Recognition and measurement of financial instruments at fair value and employment of hedge accounting for derivative exposures (IAS 32 and IAS 39)

In accordance with IFRS 1, which establishes the framework for transition to IFRS by a first-time adopter such as CRH, the Group proposes to elect, in common with the majority of listed companies, to avail of a number of specific exemptions from retrospective restatement as follows:

- Business combinations undertaken prior to the transition date of 1st January 2004 will not be restated
- Previous fixed asset revaluations will be regarded as deemed cost and will not be adjusted
- Cumulative actuarial gains and losses for defined benefit pension schemes will be recognised in full in the Group balance sheet
- Cumulative currency translation differences applicable to foreign operations will be set at zero
- Financial results prior to 2004 will not be restated under IFRS

In compliance with the transitional arrangements set out in IFRS 2, the Group has decided that this standard, which addresses the expensing of share options, will be applied in respect of share options granted after 7th November 2002. The Group intends to apply the financial instruments standards (IAS 32 and IAS 39) with effect from the transition date given existing compliance with the financial instruments accounting framework under US GAAP (SFAS 133).

The impact of IFRS restatement on the published 2004 interim and year-end 2004 consolidated financial statements will be provided to shareholders during the second quarter of 2005. The trading statement for the first six months of 2005, to be issued in early-July, will provide guidance under IFRS and both the interim 2005 and full-year 2005 results will be reported under IFRS.

Share price

The Company's Ordinary Shares traded in the range €16.08 to €20.05 during 2004. The year-end share price was €19.70 (2003 : €16.28). Shareholders recorded a gross return of +23% (dividends and capital appreciation) during 2004 following a positive return of +41% in 2003 and a negative return of -39% in 2002.

CRH is one of six building materials companies included in the FTSE Eurotop 300, a market capitalisation weighted index of Europe's largest 300 companies. At year-end 2004, CRH's market capitalisation of €10.5 billion (2003 : €8.6 billion) placed it among the top 5 building materials companies worldwide.

Financial risk management

The Group uses financial instruments throughout its businesses: *borrowings, cash and liquid investments* are used to finance the Group's operations; *trade debtors and creditors* arise directly from operations; and *derivatives*, principally interest rate and currency swaps and forward foreign exchange contracts, are used to manage interest rate risks and to achieve the desired currency profile of borrowings.

The Board of Directors sets the treasury policies and objectives of the Group, which include controls over the procedures used to manage financial market risks. The major financial market risks borne by the Group arise as a result of foreign exchange and interest rate movements.

The Group accepts currency and interest rate exposures as part of the overall risks of operating in different economies and seeks to manage these with the policies set out below. The Group does not trade in financial instruments nor does it enter into any leveraged derivative transactions.

Interest rate and debt/liquidity management

The Group's policy is to fix interest rates on a proportion of the Group's medium to long-term net debt exposure in individual currencies. In recent years, the Group's target has been to fix interest rates on approximately 50% of Group year-end net debt. Underlying borrowings are arranged on both a fixed rate and a floating rate basis and, where appropriate, the Group uses interest rate swaps to vary this mix and to manage the Group's interest rate exposure. At the end of 2004, 51% of the Group's net debt was at interest rates which were fixed for an average period of 4.1 years. The euro accounted for approximately 41% of net debt at the end of 2004 and 49% of the euro component of net debt was at fixed rates. US Dollars accounted for approximately 34% of net debt at the end of 2004 and 54% of the US Dollar component of net debt was at fixed rates.

During the year, the Group renewed a maturing Stg£300 million multi-currency syndicated facility and added a €200 million tranche, both with five-year maturity.

The Group finished the year in a very strong financial position with 97% of the Group's gross debt drawn under committed term facilities, 91% of which mature after more than one year. In addition, at year-end, the Group held €667 million of undrawn committed facilities which had an average maturity of three years.

Based on the level and composition of year-end 2004 net debt, an increase in average interest rates of one per cent per annum would result in a decrease in future earnings, before tax, of €12.0 million per annum (2003 : €12.1 million).

Currency management

CRH's activities are conducted principally in the local currency of the country of operation resulting in low levels of foreign exchange transaction risk.

The primary foreign exchange risk is translation-related arising from the fluctuating euro value of the Group's net investment in currencies other than the euro. The Group's policy is to spread its net worth across the currencies of its different operations so as to limit its exposure to any individual currency. This is consistent with the Group's desire to have a balance and spread of commercial operations. CRH believes that this is an appropriate policy for an international Group with international shareholders. In order to achieve this objective, the Group manages its borrowings, where practicable and cost effective, to hedge its foreign currency assets. Hedging is done using currency borrowings in the same currency as the assets being hedged or through the use of other hedging methods such as currency swaps.

The bulk of the Group's net worth is denominated in the world's two largest currencies - the US Dollar and the euro - which accounted for 49% and 35% respectively of the Group's net worth at end-2004.

The strengthening of the euro during 2004 resulted in a negative €200 million currency translation effect on foreign currency net worth mainly arising on US Dollar net assets. This negative effect is stated net of a €33 million favourable translation impact on net foreign currency debt.

A strengthening of the euro by 10% against all the other currencies the Group operates in would, when reported in euro, reduce the Group's year-end 2004 net worth by an estimated €306 million and year-end 2004 net debt by €131 million.

Credit risk associated with financial instruments

The Group holds significant cash balances which are invested on a short-term basis. These deposits and other financial instruments give rise to credit risk on amounts due from counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty primarily depending on its credit rating and by regular review of these ratings. At year-end 2004, 92% of the Group's cash, short-term deposits and liquid investments had a maturity of six months or less. The possibility of material loss in the event of non-performance by a counterparty is considered unlikely by management.

Note 20 to the financial statements provides a detailed breakdown of debt, cash and capital employed by currency together with additional treasury-related information.

Insurance

Group headquarters advises management on different aspects of risk and monitors overall safety and loss prevention performance; operational management is responsible for the day-to-day management of business risks. Insurance cover is held for all significant insurable risks and against major catastrophe. For any such events, the Group generally bears an initial cost before external cover begins.

Legal proceedings

Group companies are parties to various legal proceedings, including some in which claims for damages have been asserted against the companies. The final outcome of all the legal proceedings to which Group companies are party cannot be accurately forecast. However, having taken appropriate advice, we believe that the aggregate outcome of such proceedings will not have a material effect on the Group's financial condition, results of operations or liquidity.

Summary

The Group has performed strongly in 2004 with good full year organic growth and a significant incremental contribution from acquisitions. Supported by continuing strong cash flow, comfortable interest cover and a balanced mix of fixed and floating rate debt and currency net worth, CRH remains well-positioned to avail of value-creating acquisition opportunities generated by our development teams worldwide.

Corporate social responsibility

> "CRH's strategic vision is to be an international leader in building materials delivering superior performance and growth. The values of CRH are embodied in our commitment to corporate social responsibility."
>
> *LIAM O'MAHONY*

Responsible corporate citizenship

As an international leader in building materials, CRH is fully committed to operating ethically and responsibly. Based on our values, we are focused on integrating corporate social responsibility (CSR) into all aspects of Group operations relating to our employees, customers, other stakeholders and the wider community. Our solid performance in CSR in 2004 was once again highly commended by leading Sustainability rating agencies.

Our commitment to CSR provides a guiding framework for all our management responsibilities and we focus particularly on achieving industry best practice standards in environment, health and safety, and social performance.

Environment

CRH requires all its businesses to operate in an environmentally responsible manner. The resources and processes that we have put in place are focused on achieving industry best practice standards at all of our locations.

Environmental policy

Our environmental policy, applied across all of the Group companies, is to:

- Comply, as a minimum, with all applicable environmental legislation and develop our environmental stewardship towards industry best practice
- Ensure that our employees and contractors are aware of their environmental responsibilities
- Optimise our use of energy and resources through efficiency gains and recycling
- Promote environmentally-driven product innovation and new business opportunities
- Proactively address the challenges of climate change
- Be good neighbours in every community in which we operate

Environmental management

Achieving our environmental policy objectives at all our locations is a management imperative; this responsibility continues right up to Divisional Director and Group Chief Executive at CRH Board level.



Marlux recently pioneered the installation of "D-NOx" concrete pavers at a project in Antwerp, Belgium. This highly innovative product has a special surface treatment that safely absorbs Nitrogen Oxides (NOx), continuously cleaning the surrounding urban air, as well as providing excellent functionality and aesthetics.

Daily responsibility for ensuring that the Group's environmental policy is effectively implemented lies with individual location managers. They are supported and monitored at operating company level by a network of Environmental Liaison Officers (ELOs). This network covers all of the companies over which we have management control.

The ELOs are charged with ensuring that company environmental policies are properly adhered to, and that site managers are fully aware of their responsibilities in this regard. At each year-end, the ELOs assist the Group Technical Advisor in carrying out a detailed assessment of Group environmental performance, which is reviewed by the CRH Board.

The 2004 review confirmed the required high degree of compliance and good environmental performance right across the Group. Where non-compliances were noted, they were mainly administrative in nature: all these have been or are being resolved to the full satisfaction of the respective stakeholders.

Environmental performance

During 2004, a record €36 million was invested in a wide range of environmental improvements across all our activities and





countries of operation. Plant upgrades typically included process yield optimisation, increased recycling, better energy efficiency, abatement of emissions, together with improvements in ergonomics and safety. This sustained investment programme steadily moves us towards best industry practice in all those areas. Many of our locations again won high-ranking accolades for excellence in environmental achievements in 2004.

Because of the variety of our businesses, environmental targets are set at operating company level. In all cases, our aim is to optimise our environmental performance up to the technical limits practically achievable. Over 300 hectares of worked-out quarries were restored and 120,000 trees planted, reflecting our continued commitment to our environmental responsibilities. Acquisitions undergo a rigorous due diligence process to ensure that no unexpected liability issues could arise in the future.

Addressing climate change

In Europe, our companies are committed to achieving Phase I of the National Allocation Plans prepared by the Member States under the Emissions Trading Directive. We will also be involved in dialogue with Member States in relation to Phase II which is due to be decided by the European Union in 2006. This is presenting new challenges particularly to our cement, lime and clay brick activities, which we are actively addressing.

CRH is a member of the Cement Sustainability Initiative (CSI), and is committed to detailed environmental reporting on its cement activities in accordance with the CSI Charter guidelines. The CSI is a voluntary initiative by 16 of the world's major cement producers: it aims to promote greater sustainability in the cement industry in co-operation with the World Business Council for Sustainable Development (WBCSD) and independent stakeholders. CRH actively participates in all six CSI Task Forces, and is Co-Chair of the Task Force dealing with employee health and safety.

Above left: Visitors to the tree nursery based in Secil's Outão cement plant. The nursery grows 17 species of Mediterranean trees used for landscaping the area surrounding its plant located in the Arrabida Natural Park near Lisbon, Portugal.

Above right: The Ożarów cement plant in Poland has planted 39 hectares of Swedish willows to provide future biomass fuel which will partly displace fossil fuels for its kilns and provide income for local farmers.

Right: The Jura Wildegg cement plant in Switzerland makes significant use of secondary fuels. Pictured here is the bulk delivery of alternative fuels to the plant.

The overall Group carbon dioxide (CO_2) specific emissions have declined since 1990, and will decrease further by 2010. These reductions are being achieved by progressively extending leading-edge technology in our cement plants, as well as phasing in the use of secondary materials and fuels, where available and permitted. As examples, our Jura cement plants in Switzerland now use 50% alternative fuels, and our Polish Grupa Ożarów plant has embarked on a pioneering biomass project, growing some of its fuel needs from local renewable resources.

Environmentally-driven product innovation

In tandem with our commitment to act as a socially responsible corporate citizen, the Group views the development of products that specifically benefit the environment as a significant business opportunity. Consequently, this area is a key driver in our sales and marketing strategies, and forms a key part of best practice exchanges between our companies.

Significant environmental and commercial benefits are also gained through recycling of used materials. For example, in 2004, we recycled a total of 12 million tonnes of secondary materials such as asphalt, concrete, fly-ash and slag, converting these to prime new asphalt and concrete products with considerable commercial as well as environmental benefit.


Bachmann

Health and safety

CRH seeks to achieve industry best practice standards of health and safety. We recognise that this is a critical issue for all of our stakeholders, particularly for our employees and contractors.

Health and safety policy

Our health and safety policy, applied across all of the Group companies, is to:

- Comply, as a minimum, with all applicable legislation and continually improve our health and safety stewardship towards industry best practice
- Ensure that our employees and contractors are aware of and implement the Group's health and safety imperatives
- Ensure that our companies provide a healthy and safe workplace for all





Above: In May 2004, the Oldcastle Precast plant in Auburn, Washington, became the first precast plant in the United States to achieve "Star Status", the highest-ranking safety recognition in the Occupational Safety & Health Administration's Voluntary Protection Programme.

Left: Tilcon New York recently opened its Safety and Hazard Awareness Training Centre at its Mount Hope facility, designed to create real-life situations for intensive employee safety training.

employees and contractors, and take due care of all customers and visitors at our locations
- Require all our company employees and contractors to work in a safe manner as mandated by law and best practice

Health and safety management

Health and safety management is a daily priority of line management. Safety results for the entire Group are closely monitored by senior management and are reported to the Board on a monthly basis.

The company safety officers are responsible for ensuring that company health and safety policies are fully adhered to, and that site managers and employees are trained in health and safety risk analysis and prevention. At the end of each year, the safety officers also assist the Group Technical Advisor in carrying out a detailed safety performance review of all Group companies, the results of which are reviewed by the Board.

Where accidents occur, they are thoroughly investigated and corrective action is taken to avoid a recurrence. Lessons learned are actively shared via Safety Best Practice groups. Experiences on safety best practice are also shared on an industry-wide basis through the CSI Health and Safety Task Force.

Safety performance

Over the last 7 years, our accident frequency ratio has been reduced by over 30%. This was achieved despite significant organic and acquisition-led growth, which doubled our workforce over the same timescale. Our experience is that some newly-acquired companies need considerable inputs to bring them up to the safety standards of legacy businesses. We have also noted variations in cultural attitudes towards safety in different countries, demanding additional management focus in those countries.

We have found that the most common causes of accidents are slips, trips and falls, injury by falling and moving objects and improper manual handling: with additional care and attention by all, many of these accidents are preventable. It is notable that over two-thirds of our locations were accident-free in 2004, bringing even more focused resources to bear on the poorer performers. Many of our locations also won high-ranking accolades for excellence and innovation in safety practices in 2004.

We deeply regret that during 2004, despite enormous efforts on safety training throughout the Group, there were eight employee fatalities across our operations in Ireland, the Netherlands, Poland, Germany, Switzerland, the United States and Argentina, as well as one contractor fatality in our joint venture partner Secil in Portugal. While this fatality incident rate is below average for our industry, each fatality is of course a personal tragedy, and we are doing our utmost to ensure the associated activities are always conducted in a safe manner.

Our analysis shows that the most common causes of fatal accidents are mobile plant accidents, falls from heights and deficits in machinery isolation procedures. Our Safety Best Practice groups have prioritised these areas in their accident prevention programmes.

Our goal is zero fatalities and zero accidents. Due to the nature and size of our businesses, these are extremely challenging goals. We will continue to devote substantial management and employee time and all the appropriate resources to this area to progress Group performance towards these targets.

Product safety

The products delivered by CRH companies, when properly used, present negligible health risks, and are accompanied by Material Safety Data Sheets advising on optimal application procedures. The Group Technical Advisor and internal health and safety specialists liaise with the relevant industry associations and regulatory bodies to ensure that all Group companies are aware of and comply with their obligations in this area.

Social

CRH requires its managers to conduct business in a socially responsible manner. We are committed to being responsible employers,



Above: The Group Chief Executive, Liam O'Mahony, during a recent visit to Podilsky Cement in Ukraine, presented two minibuses to Tamara Sosnovska, president of the local Association for the Disabled and to the Boarding School for Disabled Children.



Right: Oldcastle Materials and Products & Distribution joined forces, as one of the fifteen national underwriters and the only building materials producer, in supporting the Habitat for Humanity initiative. Tom Hill is seen presenting the donation to its founder Millard Fuller and executive Tom Jones in March 2004.

responsible members of the community, and to conducting our business in an ethical manner.

Social policy

Our social policy, applied across all of the Group companies, is to:

- Comply, as a minimum, with all applicable legislation and to ensure that our social stewardship moves towards industry best practice
- Ensure that our employees and contractors are aware of the Group's social responsibilities
- Manage our businesses in a fair and equitable manner, meeting all our social responsibilities as an employer
- Apply the principle of equal opportunity, valuing diversity regardless of age, gender, disability, creed, ethnic origin or sexual orientation, while insisting that merit is the ultimate basis for recruitment and selection decisions

Employee development

Overall responsibility for human resources (HR) lies with the Group Human Resources Director, supported by HR directors in each of the four Divisions. Day-to-day responsibility for ensuring that the Group's employment policies are effectively implemented lies with HR personnel in our companies.

Employee training is principally the responsibility of the individual companies. In some instances, the companies combine at a regional level or where there is a similarity in training requirements. Our latest survey indicates employees in the Group receive an average of 15 hours of training each year.

Employee satisfaction is monitored at operating company level. Our latest survey indicated relatively low absenteeism rates and a good level of employee satisfaction throughout the Group.

Management development

We recognise that a key factor in the success of CRH is the quality of its business leaders. We commit significant resources to training and developing high-potential employees throughout the organisation to meet the leadership challenges of performance and growth.

All of our Divisions run Leadership Development programmes in conjunction with Group Human Resources, complementing the initiatives at company and product group levels. These programmes combine inputs from faculty members of leading international business schools with contributions from senior CRH management. We make wide use of succession planning tools, on-the-job development, coaching and mentoring to ensure a plentiful availability of leadership talent to meet the Group's strategic objectives.

Selected senior managers from around the Group are regularly brought together to focus on corporate and business strategy, organisational culture and the latest developments in management science. These programmes also draw on high-calibre international contributors and include inputs from the Group Chief Executive and his senior colleagues. They are particularly valuable in ensuring that the CRH culture and approach to business is understood, applied and developed throughout the organisation.

Internal communications

Good internal communications are key to success in the competitive environment of our industry. Our Divisions, regions and product groups have strong traditions of open and regular communication within their businesses.

Many of our subsidiaries and product groups publish regular newsletters, keeping employees informed of the plans, successes and challenges facing the business as well as offering details of recent changes affecting them. The CRH newsletter "Contact" is produced annually in nine languages from articles submitted by individual companies throughout the organisation.

The employee voice within CRH is heard directly through a variety of representative structures depending on the business or country concerned. Mechanisms exist throughout the Group for informing and consulting employees on matters impacting on them and the businesses in which they work.

In the European Union, the CRH Euroforum provides a regular opportunity for employee representatives to discuss a wide range of business and social issues with company representatives. Our growing presence in the new Member States will be reflected in future meetings of the CRH Euroforum.



Participants at a recent Management Development Programme in Europe Products & Distribution visited the flagship Calduran sand-lime brick plant at Harderwijk in the Netherlands. The attendees included high-potential managers from 19 companies and 8 countries.

Conducting business with our supply chain and customer base

The CRH Code of Business Conduct contains several provisions aimed at ensuring that the Group conducts its business activities with its supply chain and customer base in a responsible manner. These relate to compliance with local legal requirements, use of confidential or inside information, conflicts of interest, provision or acceptance of gifts and prohibition of any form of bribe or similar inducement.

The Code of Business Conduct, published on our website, www.crh.com, has been issued to all relevant senior employees and representatives in our companies. Responsibility for adherence with the Code and CRH policies in this area lies with the individual company management, and is monitored by our Internal Audit team. We have established appropriate mechanisms for reporting and investigation of any employee complaints.

Customer satisfaction

Due to the competitive nature of our markets, customer satisfaction and our business reputation are vitally important to our continuing success and growth. Responsibility for ensuring customer satisfaction lies with the individual operating companies who conduct a variety of surveys and feedback processes to ensure that this is maintained effectively at the requisite high level.

Community

CRH companies form an integral part of the communities in which they operate. We are committed to ensuring that the genuine needs, views and interests of the local community are taken into consideration and we are sensitive to the impact our operations may have on our neighbours, particularly those in the immediate vicinity of our businesses.

We have a well-established practice of supporting well-focused initiatives in education, environmental protection and job creation at a corporate level. At company level, our support is very much focused on worthy local neighbour and community initiatives. All our support initiatives are monitored centrally and reported annually to the Board.

Recognitions

We are particularly pleased that CRH was again ranked among sector leaders by a number of leading Sustainability rating agencies. These included:



Dow Jones World and STOXX Sustainability Indexes, assessed by SAM (Zürich), once again highlighted CRH as a sector leader in the September 2004 survey. Their detailed report noted that: *"The successful execution of sustainability strategy at CRH positions it among the leaders in the industry. CRH's capabilities in mitigating the challenges in the economic dimension are among the best in the industry. This is underlined by particularly strong performances in risk and crisis management and in the code of conduct followed by the company. In the environmental dimension, CRH scores above the industry average with a very good score in environmental management. Moreover CRH performs among the best in the social dimension, particularly in the development of human capital and in stakeholder engagement".*



Innovest (New York) in October 2004 ranked CRH among the top 5 sector leaders in ustainability, giving us an "A" rating, citing that *"CRH has historically been proactive in developing a comprehensive approach to sustainability issues. Currently, it is still a sector leader, enhancing value for shareholders".*

vigeo Vigeo (Paris) in April 2004 indicated in its detailed review that *"CRH has strong reporting and fair results on CSR issues. Compared to previous years, the performance is more balanced, with an advanced performance on all criteria".*

Stakeholder communication

The Group communicates regularly with key stakeholder groups concerning our corporate responsibility credentials and commitments. At Group level, we discuss our performance with the investment community, third-party survey and assessment organisations, our employees and other interested parties. At company level, we are in regular dialogue with local communities, underlining our commitment to operate as a good neighbour.

More details on our environmental, health and safety, and social performances can be seen in the CSR presentation on our website, www.crh.com. We produced our first presentation in October 2004, reporting the key findings of our annual internal reviews in all three areas. An update will be published by mid-2005 and annually thereafter.

Board of Directors



Back row, left to right:

A. O'Brien* FCMA, FCIS

Tony O'Brien became a non-executive Director in 1992. He is Chairman of C&C Group plc. He was formerly Chairman of Anglo Irish Bank Corporation plc and is a past President of The Irish Business and Employers Confederation. (Aged 68).

J.L. Wittstock BBA, CPA, MBA
Managing Director,
Europe Products & Distribution

John Wittstock joined CRH in 1990 with the acquisition of HGP Industries. Prior to joining HGP, he worked in the brewing and food industries. He became Chief Executive Officer of Oldcastle Products & Distribution in January 2000 and joined the CRH Board in January 2002. He was appointed to his current position in October 2004. A United States citizen, he is responsible for managing and developing the Group's products and distribution businesses throughout Europe. (Aged 55).

J.M. de Jong*

Jan Maarten de Jong, a Dutch national, became a non-executive Director in January 2004. He is Vice Chairman of the Supervisory Board of Heineken nv. He is a former member of the Managing Board of ABN Amro Bank nv and continues to be a Special Advisor to the board of that company. He also holds a number of other directorships of European companies including Cementbouw bv, in which CRH acquired 45% of the equity as part of the Cementbouw transaction in 2003. (Aged 59).

W.P. Roef*

Wil Roef became a non-executive Director in 1995. A Dutch national, he is a former Chief Executive Officer of Desseaux nv and a former member of the management board of DLW ag in Germany. He has served on the Supervisory Board of CRH Nederland bv since 1990. (Aged 67).

T.V. Neill* MA, MSc

Terry Neill became a non-executive Director in January 2004. He was, until August 2001, Senior Partner in Accenture and had been Chairman of Accenture/Andersen Consulting's global board. He is Chairman of Meridea Financial Software Oy and AMT-Sybex Group Limited. He is a member of the Court of Bank of Ireland, a member of the Governing Body of the London Business School and is Chairman of Camerata Ireland. (Aged 59).

T.W. Hill BA, MBA
Chief Executive Officer,
Oldcastle Materials

Tom Hill joined CRH in 1980. He was appointed President of Oldcastle Materials, Inc. in 1991 and became its Chief Executive Officer in January 2000. A United States citizen, he is responsible for the Group's United States aggregates, asphalt and readymixed concrete operations. He was appointed a CRH Board Director with effect from 1st January 2002. (Aged 48).

K. McGowan*

Kieran McGowan became a non-executive Director in 1998. He retired as Chief Executive of IDA Ireland in December 1998. He is a director of a number of companies including Elan Corporation plc, Enterprise Ireland and Irish Life & Permanent plc and Chairman of the governing authority of University College Dublin. (Aged 61).

N. Hartery* CEng, FIEI, MBA

Nicky Hartery became a non-executive Director in 2004. He is Vice President of Manufacturing and Business Operations for Dell Europe, the Middle East and Africa. Prior to joining Dell, he was Executive Vice President at Eastman Kodak and previously held the position of President and CEO at Verbatim Corporation, based in the United States. (Aged 53).

M. Lee BE, FCA
Finance Director

Myles Lee joined CRH in 1982. Prior to this he worked in a professional accountancy practice and in the oil industry. He was appointed General Manager Finance in 1988 and became Finance Director in November 2003. (Aged 51).



Pictured during a visit to Oldcastle APG's Northfield Block paving plant in September 2004.

Front row, left to right:

D.M. Kennedy* MSc

David Kennedy became a non-executive Director in 1989. He is a director of a number of companies in Ireland and overseas, including Jurys Doyle Hotel Group plc, The Manchester Airport Group plc, Drury Communications Ltd and Pimco Funds Global Investors Series plc. He was formerly Chief Executive of Aer Lingus plc. (Aged 66).

D.W. Doyle BE, MIE
Managing Director, CRH Europe Materials

Declan Doyle joined CRH in 1968 and has held a number of senior management positions within the Group's European materials businesses, including Managing Director of Irish Cement Limited and Roadstone-Wood and Regional Director with responsibility for Poland and Ukraine. He was appointed Managing Director CRH Europe Materials in January 2003 and became a CRH Board Director in January 2004. (Aged 58).

J.M.C. O'Connor*

Joyce O'Connor became a non-executive Director in 2004. She is President of the National College of Ireland. She is a former senior Research Fellow in the Department of Social Science, University College Dublin and was Head of the Department of Languages and Applied Social Studies at University of Limerick. She is currently Chair of the Further Education and Training Awards Council and The National Guidance Forum and is a member of the National Qualifications Authority. (Aged 57).

W.I. O'Mahony BE, BL, MBA, FIEI
Chief Executive

Liam O'Mahony joined CRH in 1971. He has held senior management positions including Chief Operating Officer of the United States operations and Managing Director, Republic of Ireland and UK Group companies. He joined the CRH Board in 1992, was appointed Chief Executive, Oldcastle, Inc. in November 1994 and became Group Chief Executive in January 2000. He is a member of The Irish Management Institute Council and of the Harvard Business School European Advisory Board. (Aged 58).

P.J. Molloy*
Chairman

Pat Molloy became Chairman of CRH in 2000 having been a non-executive Director since 1997. He is Chairman of the Blackrock Clinic and Enterprise Ireland and a director of Waterford Wedgwood plc. He retired as Group Chief Executive of Bank of Ireland in January 1998. (Aged 66).

* Non-executive

Board Committees 2004

Acquisitions

P.J. Molloy, *Chairman*
D.M. Kennedy, M. Lee,
K. McGowan, W.I. O'Mahony

Audit

K. McGowan, *Chairman*
J.M. de Jong, D.M. Kennedy,
J.M.C. O'Connor

Finance

P.J. Molloy, *Chairman*
M. Lee, A. O'Brien,
W.I. O'Mahony

Nomination

P.J. Molloy, *Chairman*
N. Hartery, T.V. Neill,
A. O'Brien, W.I. O'Mahony,
W.P. Roef

Remuneration

A. O'Brien, *Chairman*
N. Hartery, T.V. Neill,
W.P. Roef

Senior Independent Director

A. O'Brien

CRH has primary listings on the Irish and London Stock Exchanges and its ADRs are listed on NASDAQ in the United States.

The Directors are committed to maintaining the highest standards of corporate governance and this statement describes how CRH applies the main and supporting principles of the revised Combined Code on Corporate Governance, which is appended to the Listing Rules of the Irish and London Stock Exchanges and which is applicable for reporting years beginning on or after 1st November 2003.

Board of Directors

Role

The Board is responsible for the leadership and control of the Company. There is a formal schedule of matters reserved to the Board for consideration and decision. This includes approval of strategic plans for the Group, Board appointments, approval of financial statements, the annual budget, major acquisitions and significant capital expenditure, and review of the Group's system of internal controls.

The Board has delegated responsibility for the management of the Group, through the Chief Executive, to executive management. The roles of Chairman and Chief Executive are not combined and there is a clear division of responsibilities between them, which is set out in writing and has been approved by the Board. The Chief Executive is accountable to the Board for all authority delegated to executive management.

The Board has also delegated some of its responsibilities to Committees of the Board.

Individual Directors may seek independent professional advice, at the expense of the Company, in the furtherance of their duties as a Director.

The Group has a policy in place which indemnifies the Directors in respect of legal action taken against them.

Membership

It is the practice of CRH that a majority of the Board comprises non-executive Directors and that the Chairman be non-executive. At present, there are five executive and nine non-executive Directors. Biographical details are set out on pages 40 and 41. The Board considers that, between them, the Directors bring the range of skills, knowledge and experience, including international experience, necessary to lead the Company.

All of the Directors bring independent judgement to bear on issues of strategy, performance, resources, key appointments and standards. The Board has determined that each of the non-executive Directors is independent. In reaching that conclusion, the Board took into account a number of factors that might appear to affect the independence of some of the Directors, including length of service on the Board and cross-directorships. In each case the Board decided that the independence of the relevant Director was not compromised.

Chairman

Mr. Pat Molloy has been Chairman of the Group since May 2000. The Chairman is responsible for the efficient and effective working of the Board. He ensures that Board agendas cover the key strategic issues confronting the Group; that the Board reviews and approves management's plans for the Group; and that Directors receive accurate, timely, clear and relevant information. While Mr. Molloy holds a number of other directorships (see details on page 41) the Board considers that these do not interfere with the discharge of his duties to CRH.

Senior Independent Director

The Board has appointed Mr. Tony O'Brien as the Senior Independent Director. Mr. O'Brien is available to shareholders who have concerns that cannot be addressed through the Chairman, Chief Executive or Finance Director.

Company Secretary

The appointment and removal of the Company Secretary is a matter for the Board. All Directors have access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that Board procedures are complied with.

Terms of appointment

The standard terms of the letter of appointment of non-executive Directors is available, on request, from the Company Secretary.

Induction and development

New Directors are provided with extensive briefing materials on the Group and its operations. Directors meet with key executives and, in the course of twice-yearly visits by the Board to overseas locations, see the businesses at first hand and meet with local management teams.

Remuneration

Details of remuneration paid to the Directors (executive and non-executive) are set out in the report on Directors' remuneration on pages 48 to 53.

Share ownership and dealing

Details of the shares held by Directors are set out on page 51.

CRH has a policy on dealings in securities that applies to Directors and senior management. Under the policy, Directors are required to obtain clearance from the Chairman and Chief Executive before dealing in CRH shares. Directors and senior management are prohibited from dealing in CRH shares during designated prohibited periods and at any time at which the individual is in possession of price-sensitive information. The policy adopts the terms of the Model Code, as set out in the Listing Rules published by the UK Listing Authority and the Irish Stock Exchange.

Performance appraisal

The Senior Independent Director conducts an annual review of corporate governance, the operation and performance of the Board and its Committees and the performance of the Chairman. This is achieved through discussion with each Director and the Company Secretary. A review of individual Directors' performance is conducted by the Chairman and each Director is provided with feedback gathered from other members of the Board.

Directors' retirement and re-election

The Board has determined that when a non-executive Director has served on the Board for more than nine years, that Director will be subject to annual re-election. Of the remaining Directors, at least one-third retire at each Annual General Meeting and Directors must submit themselves to shareholders for re-election every three years. Directors appointed by the Board must submit themselves to shareholders for election at the Annual General Meeting following their appointment.

Board succession planning

The Board plans for its own succession with the assistance of the Nomination Committee. In so doing, the Board considers the skill, knowledge and experience necessary to allow it to meet the strategic vision for the Group.

The Board engages the services of independent consultants to undertake a search for suitable candidates to serve as non-executive Directors.

Meetings

There were eight full meetings of the Board during 2004. Details of Directors' attendance at those meetings are set out in the table on page 45. The Chairman sets the agenda for each meeting, in consultation with the Chief Executive and Company Secretary. Two visits are made each year by the Board to Group operations; one in Europe and one in North America. Each visit lasts between three and five days and incorporates a scheduled Board meeting. In 2004, these visits were to the Netherlands and to Illinois/Ohio. Additional meetings, to consider specific matters, are held when and if required. Board papers are circulated to Directors in advance of meetings.

The non-executive Directors met twice during 2004 without executives being present.

Committees

The Board has established five permanent committees to assist in the execution of its responsibilities. These are the Acquisitions Committee, the Audit Committee, the Finance Committee, the Nomination Committee and the Remuneration Committee. Ad hoc committees are formed from time to time to deal with specific matters.

Each of the permanent Committees has terms of reference, under which authority is delegated to them by the Board. The terms of reference are available on the Group's website, www.crh.com. Minutes of all Committee meetings are circulated to all members of the Board.

The current membership of each Committee is set out on page 41. Attendance at meetings held in 2004 is set out in the table on page 45.

Chairmen of the Committees attend the Annual General Meeting and are available to answer questions from shareholders.

The role of the *Acquisitions Committee* is to approve acquisitions and capital expenditure projects within limits agreed by the Board.

The *Audit Committee* consists of four non-executive Directors, considered by the Board to be independent. The Board has determined that Mr. Jan Maarten de Jong is the Committee's financial expert. It will be seen from the Directors' biographical details, appearing on pages 40 and 41, that the members of the Committee bring to it a wide range of experience and expertise.

The Committee met nine times during the year under review. The Finance Director and Internal Audit Director normally attend meetings of the Committee, while the external auditors attend as required and have direct access to the Committee Chairman at all times.

The main role and responsibilities are set out in written terms of reference and include:

- monitoring the integrity of the Group's financial statements and reviewing significant financial reporting issues and judgements contained therein;
- reviewing the effectiveness of the Group's internal financial controls;
- monitoring and reviewing the effectiveness of the Group's internal auditors;
- making recommendations to the Board on the appointment and removal of the external auditors and approving their remuneration and terms of engagement; and
- monitoring and reviewing the external auditors' independence, objectivity and effectiveness, taking into account professional and regulatory requirements.

These responsibilities are discharged as follows:

- the Committee reviews the trading statements issued by the Company in January and July;
- at its meeting in February, the Committee reviews the Company's preliminary results announcement/Annual Report and accounts. The Committee receives reports at that meeting from the external auditors identifying any accounting or judgemental issues requiring its attention;
- the Committee also meets with the external auditors to review the Annual Report on Form 20-F, which is filed annually with the United States Securities and Exchange Commission;
- in August, the Committee reviews the interim report;
- the external auditors present their audit plans in advance to the Committee;
- the Committee approves the annual internal audit plan;
- regular reports are received from the Internal Audit Director on reviews carried out; and
- the Internal Audit Director also reports to the Committee on other issues including, in the year under review, progress on the implementation of Section 404 of the Sarbanes-Oxley Act 2002, International Financial Reporting Standards and the arrangements in place to enable employees to raise concerns, in confidence, in relation to possible wrongdoing in financial reporting or other matters.

As noted above, one of the duties of the Audit Committee is to make recommendations to the Board in relation to the appointment of the external auditors. A number of factors are taken into account by the Committee in assessing whether to recommend the auditors for re-appointment. These include:

- the quality of reports provided to the Audit Committee and the Board, and the quality of advice given;
- the level of understanding demonstrated of the Group's business and industry; and
- the objectivity of the auditors' views on the controls around the Group and their ability to co-ordinate a global audit, working to tight deadlines.

The Committee has put in place safeguards to ensure that the independence of the audit is not compromised. Such safeguards include:

- seeking confirmation that the auditors are, in their professional judgement, independent from the Group;
- obtaining from the external auditors an account of all relationships between the auditors and the Group;
- monitoring the number of former employees of the external auditors currently employed in senior positions in the Group and assessing whether those appointments impair, or appear to impair, the auditors' judgement or independence;
- considering whether, taken as a whole, the various relationships between the Group and the external auditors impair, or appear to impair, the auditors' judgement or independence; and
- reviewing the economic importance of the Group to the external auditors and assessing whether that importance impairs, or appears to impair, the external auditors' judgement or independence.

The Group has a policy governing the conduct of non-audit work by the auditors. Under that policy, the auditors are prohibited from performing services where the auditors:

- may be required to audit their own work;
- participate in activities that would normally be undertaken by management;
- are remunerated through a 'success fee' structure, where success is dependent on the audit; or
- act in an advocacy role for the Group.

Other than the above, the Group does not impose an automatic ban on the Group auditors undertaking non-audit work. The auditors are permitted to provide non-audit services that are not, or are not perceived to be, in conflict with auditor independence, providing they have the skill, competence and integrity to carry out the work and are considered by the Committee to be the most appropriate to undertake such work in the best interests of the Group. The engagement of the external auditors to provide any non-audit services must be pre-approved by the Audit Committee or entered into pursuant to pre-approval policies and procedures established by the Committee.

Details of the amounts paid to the external auditors during the year for audit and other services are set out in the notes to the financial statements on page 68.

The *Finance Committee* advises the Board on the financial requirements of the Group and on appropriate funding arrangements.

The *Nomination Committee* assists the Board in ensuring that the composition of the Board and its Committees is appropriate to the needs of the Group by:

- assessing the skills, knowledge, experience and diversity required on the Board and the extent to which each are represented;
- establishing processes for the identification of suitable candidates for appointment to the Board; and
- overseeing succession planning for the Board and senior management.

During 2004, the Committee identified, and recommended to the Board, a number of suitable candidates for appointment as non-executive Directors, resulting in four appointments to the Board. To facilitate the search for suitable candidates, the Committee uses the services of independent consultants.

The Committee also reviewed succession planning at senior management level and in the four operating Divisions.

The *Remuneration Committee*, which consists solely of non-executive Directors considered by the Board to be independent:

- determines the Group's policy on executive remuneration;
- determines the remuneration of the executive Directors;
- monitors the level and structure of remuneration for senior management; and
- reviews and approves the design of all share incentive plans.

The Committee receives advice from leading independent firms of compensation and benefit consultants when necessary and the Chief Executive is fully consulted about remuneration proposals. The Committee oversees the preparation of the report on Directors' remuneration.

In 2004, the Committee determined the salaries of the executive Directors and the awards under the annual and long-term incentive plans; set the remuneration of the Chairman; and reviewed the remuneration of senior management. It also approved the award of share options to the executive Directors and key management.

Corporate social responsibility

CRH is committed to corporate social responsibility and sustainable development. Excellence in the areas of environmental, health, safety, social and community performance is a daily key priority of line management. During 2004, CRH was recognised by several rating agencies to be among the sustainability leaders in its sector. An overview of the Group's sustainability objectives and achievements is given in the corporate social responsibility section on pages 35 to 39.

Code of business conduct

The CRH Code of business conduct is applicable to all Group employees and is supplemented by local codes throughout the Group's operations. The Code is available on the Group's website, www.crh.com.

Communications with shareholders

Communications with shareholders are given high priority and there is regular dialogue with institutional shareholders, as well as presentations at the time of the release of the annual and interim results. Conference calls are held following the issuance of trading statements and major announcements by the Group, which afford Directors the opportunity to hear investors' reactions to the announcements and their views on other issues.

Trading statements are issued in January and July. Major acquisitions are notified to the Stock Exchanges in accordance with the requirements of the Listing Rules. In addition, development updates, giving details of other acquisitions completed and major capital expenditure projects, are issued in January and July each year.

In March 2004, following the publication of the Group's results for 2003, an independent survey of major institutional investors was carried out and the results reported to the Board. The Board also received reports from management during 2004 on the issues raised by investors in the course of presentations following the annual and interim results.

The Group's website, www.crh.com, provides the full text of the Annual and Interim Reports, the Annual Report on Form 20-F, which is filed annually with the United States Securities and Exchange Commission, trading statements and copies of presentations to analysts and investors. News releases are made available in the News & Media section of the website immediately after release to the Stock Exchanges.

The Company's Annual General Meeting affords individual shareholders the opportunity to question the Chairman and the Board. Notice of the Annual General Meeting is sent to shareholders at least 20 working days before the meeting. At the meeting, after each resolution has been dealt with, details are given of the level of proxy votes lodged, the balance for and against that resolution and the number of abstentions.

In addition, the Company responds throughout the year to numerous letters from shareholders on a wide range of issues.

Internal control

The Directors have overall responsibility for the Group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide only reasonable and not absolute assurance against material misstatement or loss.

The Directors confirm that the Group's ongoing process for identifying, evaluating and managing its significant risks is in accordance with the Turnbull guidance *(Internal Control: Guidance for Directors on the Combined Code)* published in September 1999. The process has been in place throughout the accounting period and up to the date of approval of the Annual Report and financial statements and is regularly reviewed by the Board.

Group management has responsibility for major strategic development and financing decisions. Responsibility for operational issues is devolved, subject to limits of authority, to product group and operating company management. Management at all levels is responsible for internal control over the respective business functions that have been delegated. This embedding of the system of internal control throughout the Group's operations ensures that the organisation is capable of responding quickly to evolving business risks, and that significant internal control issues, should they arise, are reported promptly to appropriate levels of management.

The Board receives, on a regular basis, reports on the key risks to the business and the steps being taken to manage such risks. It considers whether the significant risks faced by the Group are being identified, evaluated and appropriately managed, having regard to the balance of risk, cost and opportunity. As outlined above, the Audit Committee meets with internal auditors on a regular basis and satisfies itself as to the adequacy of the Group's internal control system. The Audit Committee also meets with and receives reports from the external auditors. The Chairman of the Audit Committee reports to the Board on all significant issues considered by the Committee and the minutes of its meetings are circulated to all Directors.

The Directors confirm that they have conducted an annual review of the effectiveness of the system of internal control up to and including the date of approval of the financial statements. This had regard to the processes for identifying the principal business risks facing the Group, the methods of managing those risks, the controls that are in place to contain them and the procedures to monitor them.

Going concern

After making enquiries, the Directors have a reasonable expectation that the Company, and the Group as a whole, have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Compliance

As at the date of this report, the Board has taken the necessary steps to be in compliance with the provisions set out in section 1 of the 2003 Combined Code and with the rules issued by the United States Securities and Exchange Commission to implement the Sarbanes-Oxley Act 2002, in so far as they apply to the Group.

Attendance at Board and Board Committee meetings during the year ended 31st December 2004

	Board		Acquisitions		Audit		Finance		Nomination		Remuneration	
	A	B	A	B	A	B	A	B	A	B	A	B
D.W. Doyle*	8	8										
D. Godson**	2	2	1	1								
N. Hartery***	4	3							2	1	3	2
B.G. Hill****	7	7										
T.W. Hill	8	8										
J.M. de Jong*	8	6			7	6						
D.M. Kennedy	8	8	3	3	9	9						
H.E. Kilroy**	2	1			2	2			2	1	2	1
M. Lee	8	8	3	3			2	2				
K. McGowan	8	8	3	2	9	9						
P.J. Molloy	8	8	3	3			2	2	6	6		
T.V. Neill*	8	6							5	3	4	3
A. O'Brien	8	8					2	2	6	5	5	5
J.M.C. O'Connor***	4	4			4	4						
W.I. O'Mahony	8	8	3	3			2	2	6	6		
W.P. Roef	8	8							6	5	5	5
J.L. Wittstock	8	8										

Column A - indicates the number of meetings held during the period the Director was a member of the Board and/or Committee.

Column B - indicates the number of meetings attended during the period the Director was a member of the Board and/or Committee.

* Appointed 19th January 2004
** Retired 5th May 2004
*** Appointed 29th June 2004
**** Retired 31st October 2004

Directors' report

The Directors submit their report and financial statements for the year ended 31st December 2004.

Accounts and dividends

Group turnover at €12,820 million was 15.7% higher than in 2003. Group profit on ordinary activities before taxation amounted to €1,017 million, an increase of €153 million (17.7%) on the previous year. Group profit after taxation increased by 19.1%. Basic earnings per share including goodwill amortisation amounted to 143.9c compared with 121.9c in the previous year, an increase of 18.0%.

An interim dividend of 9.6c (2003 : 8.2c) per share was paid in November 2004. It is proposed to pay a final dividend of 23.4c per share on 9th May 2005 to shareholders registered at close of business on 11th March 2005. The total dividend of 33.0c compares with a dividend of 28.1c in 2003, an increase of 17.4%. Shareholders will have the option of receiving new shares in lieu of cash dividends.

The retained profit for the year amounted to €586 million which has been added to reserves.

The financial statements for the year ended 31st December 2004 are set out in detail on pages 56 to 91.

Books and records

The Directors are responsible for ensuring that proper books and accounting records, as outlined in Section 202 of the Companies Act 1990, are kept by the Company. The Directors have appointed appropriate accounting personnel, including a professionally qualified Finance Director, in order to ensure that those requirements are met.

The books and accounting records of the Company are maintained at the principal executive offices located at Belgard Castle, Clondalkin, Dublin 22.

Business review

Full-year development spend amounted to approximately €1 billion. This was lower than the record €1.6 billion expenditure in 2003, which included the €0.7 billion Cementbouw transaction, but was broadly in line with the level of development spend in both 2001 and 2002.

The most significant acquisition in 2004 was the 49% stake in Secil (a major Portuguese manufacturer of cement and readymixed concrete) completed in June at a cost of €0.3 billion. Apart from this large transaction, the Group announced 47 other development initiatives, amounting to a spend of €0.7 billion. These investments, which were well spread in terms of geographical location and product grouping, will further consolidate the strength of CRH's position in key markets, while providing some extensions of existing markets.

In a year of many challenges, including severe energy cost spikes and a declining US Dollar, CRH delivered a strong profit advance in 2004. This included good organic growth from existing operations and a significant incremental contribution from acquisitions. Detailed reviews of the performance of the Group during 2004 are set out in the Chief Executive's review on pages 10 to 13, the separate operations reviews for each of the Divisions on pages 14 to 29 and the finance review on pages 30 to 34.

Outlook 2005

While there is continuing volatility in energy and currency markets which could impact adversely on economies as the year progresses, the current 2005 outlook for our markets is on the whole positive. Against this background, we maintain our relentless emphasis on performance and the recovery of higher input costs and with our sustained focus on development, supported by our strong balance sheet and cash flow, we look to continuing progress in the year ahead.

Board of Directors

Mr. D.W. Doyle, Mr. J.M. de Jong and Mr. T.V. Neill were appointed to the Board on 19th January 2004.

Mr. D. Godson and Mr. H.E. Kilroy retired from the Board on 5th May 2004. Mr. B.G. Hill retired from the Board on 31st October 2004.

Mr. W.P. Roef retires from the Board by rotation and does not seek re-election. Mr. T.W. Hill, Mr. K. McGowan, Mr. A. O'Brien and Mr. J.L. Wittstock retire from the Board by rotation and, being eligible, offer themselves for re-election.

Mr. N. Hartery and Dr. J.M.C. O'Connor were appointed to the Board on 29th June 2004. In accordance with the provisions of Article 109, they retire and, being eligible, offer themselves for re-election.

To comply with the provision of the 2003 Combined Code on Corporate Governance that non-executive directors may serve more than nine years, subject to annual re-election, Mr. D.M. Kennedy retires and, being eligible, offers himself for re-election.

Directors' fees

An ordinary resolution will be proposed at the Annual General Meeting to increase the limit of the aggregate fees for non-executive Directors to €750,000. The current limit, approved at the Annual General Meeting in 2000, is €475,000. The proposed increase allows for an increase in the number of non-executive Directors and capacity for fee increases over the next few years.

Purchase of own shares

Special resolutions will be proposed at the Annual General Meeting to renew the authority of the Company, or any of its subsidiaries, to purchase up to 10% of the Company's Ordinary/Income Shares in issue at the date of the Annual General Meeting and in relation to the maximum and minimum prices at which treasury shares (effectively shares purchased and not cancelled) may be re-issued off-market by the Company. If granted, the authorities will expire on the date of the Annual General Meeting in 2006 or 3rd August 2006, whichever is the earlier.

The minimum price which may be paid for shares purchased by the Company shall not be less than the nominal value of the shares and the maximum price will be 105% of the average market price of such shares over the preceding five days.

Options to subscribe for a total of 26,566,514 Ordinary/Income Shares are outstanding at 28th February 2005, representing 4.99% of the issued Ordinary/Income share capital. If the authority to purchase Ordinary/Income shares was used in full, the options would represent 5.54%.

The Directors do not have any current intention of exercising the power to purchase the Company's own shares and will do so only if the Directors consider it to be in the best interests of the Company and its shareholders. The authority granted at the Annual General Meeting in 2004 to purchase up to 52,794,131 of the Company's Ordinary/Income Shares has not been exercised.

Disapplication of pre-emption rights

A special resolution will be proposed at the Annual General Meeting to renew the Directors' authority to disapply statutory pre-emption rights in relation to allotments of shares for cash. In respect of allotments other than for rights issues to ordinary shareholders and employees' share schemes, the authority is limited to Ordinary/Income Shares having a nominal value of €9,056,000, representing 5% approximately of the issued Ordinary/Income share capital at 28th February 2005. This authority will expire on the earlier of the date of the Annual General Meeting in 2006 or 3rd August 2006.

Corporate governance

Statements by the Directors in relation to the Company's appliance of corporate governance principles, compliance with the provisions of the 2003 Combined Code, the Group's system of internal controls and the adoption of the going concern basis in the preparation of the financial statements are set out on pages 42 to 45.

The report on Directors' remuneration is set out on pages 48 to 53.

Substantial holdings

As at 28th February 2005, the Company had received notification of the following interests in its Ordinary share capital:

Name	Holding	%
Bank of Ireland Nominees Limited	47,716,288	8.95
The Capital Group Companies, Inc. and its affiliates	24,877,842	4.66

Each of the above states that these shares are not beneficially owned by them.

Safety, Health and Welfare at Work Act, 1989

CRH pursues an active policy of providing safe systems of work and safety training for its employees worldwide and safety performance is regularly reported on to the Board. The above Act imposes certain obligations on employers and appropriate measures have been taken to ensure that health and safety standards are complied with at all relevant locations and that all relevant Group companies meet the requirements of the Act.

Subsidiary, joint venture and associated undertakings

The Group has over 850 subsidiary, joint venture and associated undertakings. The principal ones as at 31st December 2004 are listed on pages 100 to 103.

Auditors

The Auditors, Ernst & Young, Chartered Accountants, are willing to continue in office and a resolution authorising the Directors to fix their remuneration will be submitted to the Annual General Meeting.

Annual General Meeting

Your attention is drawn to the Notice of Meeting set out on page 108.

On behalf of the Board,
P.J. Molloy, W.I. O'Mahony, Directors
28th February 2005

The Remuneration Committee

The *Remuneration Committee* of the Board consists of non-executive Directors of the Company other than the Chairman. The terms of reference for the *Remuneration Committee* are to determine the Group's policy on executive remuneration and to consider and approve salaries and other terms of the remuneration packages for the executive Directors. The Committee receives advice from leading independent firms of compensation and benefit consultants when necessary and the Chairman of the Board and the Chief Executive are fully consulted about remuneration proposals. Membership of the *Remuneration Committee* is set out on page 41.

Remuneration policy

CRH is an international group of companies, with activities in 24 countries. Our policy on Directors' remuneration is designed to attract and retain Directors of the highest calibre who can bring their experience and independent views to the policy, strategic decisions and governance of CRH.

In setting remuneration levels, the *Remuneration Committee* takes into consideration the remuneration practices of other international companies of similar size and scope. Executive Directors must be properly rewarded and motivated to perform in the best interest of the shareholders. The spread of the Group's operations requires that the remuneration packages in place in each geographical area are appropriate and competitive for that area.

Performance-related rewards, based on measured targets, are a key component of remuneration. CRH's strategy of fostering entrepreneurship in its regional companies requires well-designed incentive plans that reward the creation of shareholder value through organic and acquisitive growth. The typical elements of the remuneration package for executive Directors are basic salary and benefits, a cash incentive bonus, a contributory pension scheme and participation in the share option plan. It is policy to grant options to key management to encourage identification with shareholders' interests and to create a community of interest among different regions and nationalities.

The Group also operates share participation plans and savings-related share option schemes for eligible employees in all regions where the regulations permit the operation of such plans. In total there are approximately 5,450 employees of all categories who are shareholders in the Group.

Executive Directors' remuneration

Basic salary and benefits

The basic salaries of executive Directors are reviewed annually having regard to personal performance, company performance, step changes in responsibilities and competitive market practice in the area of operation. Employment-related benefits relate principally to the use of company cars and medical/life assurance. No fees are payable to executive Directors.

Performance-related cash incentive plan

The executive Directors' cash incentive plan for 2004, under which a bonus could be paid up to a maximum of 75% of basic salary for Mr. Doyle, Mr. B.G. Hill, Mr. Lee and Mr. O'Mahony and 90% for Mr. T.W. Hill and Mr. Wittstock for meeting clearly defined and stretch profit targets and strategic goals, comprised five separate components, based on annual and rolling three-year performance targets.

The two components related to annual performance were:

(i) Individual performance:
Strategic priorities and action plans were agreed at the start of the year, and quantified where possible. The maximum award was 15% of basic salary.

(ii) Regional and/or Group profitability:
Challenging targets generally in excess of budget were set for the year. The maximum award for this component was 35% of basic salary for Mr. Doyle, Mr. B.G. Hill, Mr. Lee and Mr. O'Mahony and 50% for Mr. T.W. Hill and Mr. Wittstock.

The three components related to rolling three-year performance, under which the total maximum earnings potential was 25% of basic salary for the year, were as follows:

(iii) Earnings per share growth targets.

(iv) Return on net assets targets.

(v) Total shareholder returns relative to an independently selected group of international peers.

In addition, the Chief Executive had a special long-term incentive plan under which targets were set for the five-year period ended December 2004. This plan set exceptionally challenging goals in respect of total shareholder returns by comparison with a peer group, growth in earnings per share and the strategic development of the Group with a total maximum earnings potential of 40% of aggregate basic salary. Details of the actual earnings under this plan and the manner in which the earnings have been provided for are set out in note 2 on page 49.

A successor special long-term incentive plan, under which targets have been set for a two-year period from 1st January 2005, has been established for the Chief Executive who has agreed to remain in his position. The structure of this plan is similar to the previous plan and incorporates challenging goals in respect of total shareholder return by comparison with a peer group, growth in earnings per share and the strategic development of the Group with a total maximum earnings potential of 40% of aggregate basic salary. While accruals will be made on an annual basis, there is no commitment to any payment until the end of the two-year period.

Share option scheme

Under the terms of the share option scheme approved by shareholders on 3rd May 2000, two types of options are available subject to different performance conditions as set out below:

(i) Exercisable only when earnings per share (EPS) growth exceeds the growth of the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of the options.

(ii) Exercisable, if over a period of at least five years subsequent to the granting of the options, the growth in EPS exceeds the growth of the Irish Consumer Price Index by 10% compounded and places the Company in the top 25% of EPS performance of a peer group of international building materials companies. If below the 75th percentile, these options are not exercisable.

The percentage of share capital which can be issued under the scheme and individual grant limits comply with institutional guidelines. Subject to satisfactory performance, options are expected to be awarded annually, ensuring a smooth progression over the life of the share option scheme. Grants of share options are at the market price of the Company's shares at the time of grant, and are made after the final results announcement ensuring transparency.

Non-executive Directors' remuneration

The remuneration of non-executive Directors is determined by the Board of Directors as a whole. The fees paid to non-executive Directors are set at a level which will attract individuals with the necessary experience and ability to make a substantial contribution to the Company's affairs and reflect the time and travel demands of their Board duties.

Pensions

Pensions for executive Directors are calculated on basic salary only (no incentive or benefit elements are included).

Mr. Doyle and Mr. Lee participate in a defined benefit plan designed to provide two-thirds of salary at retirement for full service. There is provision for these executive Directors to retire at 60 years of age. Mr B.G. Hill also participated in this plan. Under the Chief Executive's defined benefit plan arrangments, provision was made for retirement on two-thirds of salary following completion of five years in the role of Chief Executive and, as a result, his pension based on current salary was fully funded as at year-end 2004.

Mr. T.W. Hill and Mr. Wittstock participate in defined contribution retirement plans in respect of basic salary up to US$205,000; they also participate in an unfunded defined contribution Supplemental Executive Retirement Plan (SERP) in respect of basic salary to which contributions are made at an agreed rate, offset by contributions made to the other retirement plans.

Since 1991, it has been your Board's policy that non-executive Directors do not receive pensions. A defined benefit scheme was in operation prior to 1991 in which one current non-executive Director still participates.

Directors' service contracts

No executive Director has an employment contract extending beyond twelve months.

Directors' remuneration and interests in share capital

Details of Directors' remuneration charged against profit in the year are given on this page. Details of individual remuneration and pension benefits for the year ended 31st December 2004 are given on page 50. Directors' shareholdings and share options are shown on pages 51 to 53.

Directors' remuneration

Notes		2004 €'000	2003 €'000
	Executive Directors		
	Basic salary	**3,593**	3,245
	Cash incentive bonus	**2,204**	1,297
	Pension fund contributions	**803**	694
	Other remuneration	**46**	–
	Benefits	**95**	89
1		**6,741**	5,325
2	Provision for Chief Executive long-term incentive plan	**53**	390
	Total executive Directors' remuneration	**6,794**	5,715
	Average number of executive Directors	**5.78**	5.08
	Non-executive Directors		
	Fees	**396**	331
	Other remuneration	**447**	373
1	Total non-executive Directors' remuneration	**843**	704
	Average number of non-executive Directors	**8.60**	7.70
3	Payments to former Directors	**249**	214
	Total Directors' remuneration	**7,886**	6,633

Notes to Directors' remuneration

1 See analysis of 2004 remuneration by individual on page 50.

2 As set out on page 48, the Chief Executive had a special long-term incentive plan tied to the achievement of exceptional growth and key strategic goals for the five-year period ended December 2004 with a total maximum earning potential of 40% of aggregate basic salary, amounting to a potential €1,814,000. The actual earnings under this plan amount to €1,446,665, payment of which will be made in 2005. Annual provisions of 40% of basic salary have been made in respect of this plan for the years 2000 through 2003 amounting in total to €1,394,000. Accordingly, the balance of €52,665 has been provided in 2004 and is reflected in total 2004 Directors' remuneration. As stated on page 48, a successor special long-term incentive plan, under which targets have been set for a two-year period, has been established for the Chief Executive.

3 Consulting and other fees paid to a number of former Directors.

Individual remuneration for the year ended 31st December 2004

	Basic salary and fees	Incentive bonus (i)	Pension contributions	Other remuneration (ii)	Benefits (iii)	Total 2004	Total 2003
	€'000	€'000	€'000	€'000	€'000	€'000	€'000
Executive Directors							
D.W. Doyle (viii)	457	279	114	–	17	867	–
B.E. Griffin (iv)	–	–	–	–	–	–	44
B.G. Hill (xi)	450	270	31	–	13	764	875
T.W. Hill	595	297	119	–	15	1,026	1,024
M. Lee (vi)	470	284	103	–	13	870	59
W.I. O'Mahony	1,050	646	322	–	21	2,039	1,638
H.P. Sheridan (vii)	–	–	–	–	–	–	697
J.L. Wittstock	571	428	114	46	16	1,175	988
	3,593	2,204	803	46	95	6,741	5,325
Non-executive Directors							
B.T. Alexander (v)	–	–	–	–	–	–	19
D. Dey (v)	–	–	–	–	–	–	19
D. Godson (ix)	16	–	–	5	–	21	56
N. Hartery (x)	23	–	–	7	–	30	–
J.M. de Jong (viii)	44	–	–	13	–	57	–
D.M. Kennedy	46	–	–	23	–	69	65
H.E. Kilroy (ix)	16	–	–	5	–	21	56
K. McGowan	46	–	–	37	–	83	65
P.J. Molloy	46	–	–	274	–	320	300
T.V. Neill (viii)	44	–	–	13	–	57	–
A. O'Brien	46	–	–	37	–	83	56
J.M.C. O'Connor (x)	23	–	–	7	–	30	–
W.P. Roef	46	–	–	26	–	72	68
	396	–	–	447	–	843	704

(i) **Incentive bonus** Under the executive Directors' cash incentive plan for 2004, a bonus is payable for meeting clearly defined and stretch profit targets and strategic goals. The structure of the 2004 incentive plan is set out on page 48.

(ii) **Other remuneration** *Executive Director:* Expatriate and housing allowance for Mr. J.L. Wittstock. *Non-Executive Directors:* Includes remuneration for Chairman and for Board Committee work.

(iii) **Benefits** These relate principally to the use of company cars and medical/life assurance.

(iv) Mr. B.E. Griffin retired on 31st January 2003.

(v) Ms. B.T. Alexander and Mr. D. Dey retired from the Board on 7th May 2003.

(vi) Mr. M. Lee became a Director on 28th November 2003.

(vii) Mr. H.P. Sheridan retired on 28th November 2003.

(viii) Mr. D.W. Doyle, Mr. J.M. de Jong and Mr. T.V. Neill became Directors on the 19th January 2004.

(ix) Mr. D. Godson and Mr. H.E. Kilroy retired from the Board on 5th May 2004.

(x) Mr. N. Hartery and Dr. J.M.C. O'Connor became Directors on the 29th June 2004.

(xi) Mr. B.G. Hill retired on 31st October 2004.

Pension entitlements - defined benefit

Pension benefits earned by Directors during the year and the accumulated total accrued pension at 31st December 2004 were as follows:

	Increase in accrued pension during 2004 (xii)	Transfer value of increase (xiii)	Total accrued pension at year-end (xiv)
	€'000	€'000	€'000
Executive Directors			
D.W. Doyle (vii)	26	410	305
B.G. Hill (xi)	25	232	360
M. Lee (v)	22	269	206
W.I. O'Mahony	40	650	700
Non-executive Director			
D.M. Kennedy	1	12	17

(xii) The increase in accrued pension during the year excludes inflation.

(xiii) The transfer value of the increase in accrued pension has been calculated on the basis of actuarial advice. These transfer values do not represent sums paid or due, but are the amounts that the pension scheme would transfer to another pension scheme in relation to the benefits accrued in 2004 in the event of the member leaving service.

(xiv) Accrued pension shown is that which would be paid annually on normal retirement date, based on service to the end of the year.

Pension entitlements - defined contribution

The accumulated liability related to the unfunded Supplemental Executive Retirement Plan for Mr. T.W. Hill and Mr. J.L. Wittstock is as follows:

	As at 31st December 2003	2004 contribution	2004 notional interest (xv)	Translation adjustment	As at 31st December 2004
	€'000	€'000	€'000	€'000	€'000
Executive Directors					
T.W. Hill	442	97	29	-43	525
J.L. Wittstock	472	91	32	-45	550

(xv) Notional interest, which is calculated based on the average bid yields of United States Treasury fixed-coupon securities with remaining terms to maturity of approximately 20 years, plus 1.5%, is credited to the individual accounts each year.

Directors' interests in share capital at 31st December 2004

The interests of the Directors and Secretary in the shares of the Company, which are beneficial unless otherwise indicated, are shown below. Between 31st December 2004 and 28th February 2005 there were no transactions in the Directors' and Secretary's interests.

The Directors and Secretary have no beneficial interests in any of the Group's subsidiary, joint venture or associated undertakings.

Ordinary Shares	**31st December 2004**	31st December 2003
Directors		
D.W. Doyle	**160,937**	158,678*
N. Hartery	**1,000**	–*
T.W. Hill	**71,508**†	59,570†
J.M. de Jong	**3,011**	–*
D.M. Kennedy	**55,203**	54,470
- Non-beneficial	**9,250**	9,250
M. Lee	**204,829**	202,264
K. McGowan	**7,720**	4,149
P.J. Molloy	**13,020**	7,893
T.V. Neill	**51,031**	1,031*
A. O'Brien	**2,531**	2,496
J.M.C. O'Connor	**1,000**	–*
W.I. O'Mahony	**496,373**	454,927
W.P. Roef	**1,442**	1,417
J.L. Wittstock	**76,017**	55,996
Secretary		
A. Malone	**21,762**	20,774
	1,176,634	1,032,915

† Mr. T.W. Hill's shareholding as at 31st December 2004 and 31st December 2003 includes 21,726 shares which are held in the form of American Depository Receipts (ADRs). One ADR represents one Ordinary Share of the Company.

** Holding as at date of appointment.*

The Company's Register of Directors' Interests contains full details of Directors' shareholdings and options to subscribe for shares.

Directors' share options

Details of movements on outstanding options and those exercised during the year are set out in the table below:

	31st December 2003*	Granted in 2004	Lapsed in 2004	Exercised in 2004	31st December 2004		Weighted average option price at 31st December 2004 €	Options exercised during 2004: Weighted average exercise price €	Options exercised during 2004: Weighted average market price at date of exercise €
D.W. Doyle*	94,069	–	–	–	94,069	(a)	12.48		
	117,465	–	–	–	117,465	(b)	10.27		
	115,000	70,000	–	–	185,000	(c)	15.90		
	56,000	–	–	–	56,000	(d)	19.28		
	1,128	–	–	–	1,128	(e)	10.63		
B.E. Griffin	71,357	–	71,357	–	–	(a)			
B.G. Hill	120,758	–	–	120,758	–	(a)		14.08	19.31
	214,071	–	–	214,071	–	(b)		9.55	19.31
	125,000	–	–	–	125,000	(c)	18.84		
T.W. Hill	76,846	–	–	21,956	54,890	(a)	18.01	14.66	19.84
	126,247	–	–	43,912	82,335	(b)	18.01	14.66	19.84
	160,000	35,000	–	–	195,000	(c)	17.07		
	160,000	35,000	–	–	195,000	(d)	17.07		
M. Lee	67,899	–	–	–	67,899	(a)	15.86		
	70,863	–	–	–	70,863	(b)	12.16		
	90,000	35,000	–	–	125,000	(c)	16.48		
	90,000	35,000	–	–	125,000	(d)	16.48		
	1,211	–	–	–	1,211	(e)	16.09		
W.I. O'Mahony	340,318	–	–	54,890	285,428	(a)	12.40	4.11	19.11
	323,851	–	–	–	323,851	(b)	11.41		
	295,000	25,000	–	–	320,000	(c)	17.47		
	250,000	–	–	–	250,000	(d)	18.84		
	783	–	–	783	–	(e)		15.39	17.12
H.P. Sheridan	71,357	–	–	71,357	–	(a)		17.26	19.15
	98,802	–	–	98,802	–	(b)		13.71	19.15
	125,000	–	–	125,000	–	(c)		18.28	19.15
	783	–	19	764	–	(e)		15.39	17.37
J.L. Wittstock	142,714	–	–	18,986	123,728	(a)	13.32	6.53	18.91
	214,071	–	–	–	214,071	(b)	12.91		
	160,000	35,000	–	–	195,000	(c)	17.07		
	160,000	35,000	–	–	195,000	(d)	17.07		
	3,940,593	305,000	71,376	771,279	3,402,938				

* Mr. D.W. Doyle was appointed a Director on 19th January 2004. The opening balances above and in the following table relate to the position at date of appointment.

Options by price

€	31st December 2003*	Granted in 2004	Lapsed in 2004	Exercised in 2004	31st December 2004		Earliest exercise date	Expiry date
4.1058	54,890	–	–	54,890	–	(a)		
6.5347	142,373	–	–	18,986	123,387	(a)	March 2005	April 2006
6.5347	247,005	–	–	82,335	164,670	(b)	March 2005	April 2006
7.0899	38,423	–	–	21,956	16,467	(a)	March 2005	April 2007
7.0899	98,802	–	–	43,912	54,890	(b)	March 2005	April 2007
7.1015	43,912	–	–	–	43,912	(a)	March 2005	April 2007
7.1015	87,824	–	–	–	87,824	(b)	March 2005	April 2007
12.6416	86,726	–	–	21,956	64,770	(a)	March 2005	April 2008
12.6416	194,311	–	–	87,824	106,487	(b)	March 2005	April 2008
14.5652	52,694	–	–	21,956	30,738	(a)	March 2005	April 2009
14.5652	126,796	–	–	98,802	27,994	(b)	March 2005	April 2009
14.6563	76,846	–	–	21,956	54,890	(a)	March 2005	April 2009
14.6563	153,692	–	–	43,912	109,780	(b)	March 2005	April 2009
17.2615	379,674	–	71,357	126,247	182,070	(a)	March 2005	April 2010
17.2615	92,270	–	–	–	92,270	(b)		April 2010
18.0084	109,780	–	–	–	109,780	(a)	March 2005	April 2010
18.0084	164,670	–	–	–	164,670	(b)		April 2010
18.28	495,000	–	–	125,000	370,000	(c)		April 2011
18.28	311,000	–	–	–	311,000	(d)		April 2011
19.68	295,000	–	–	–	295,000	(c)		April 2012
19.68	265,000	–	–	–	265,000	(d)		April 2012
13.15	180,000	–	–	–	180,000	(c)		April 2013
13.15	40,000	–	–	–	40,000	(d)		April 2013
13.26	100,000	–	–	–	100,000	(c)		April 2013
13.26	100,000	–	–	–	100,000	(d)		April 2013
16.71	–	130,000	–	–	130,000	(c)		April 2014
16.71	–	35,000	–	–	35,000	(d)		April 2014
16.73	–	70,000	–	–	70,000	(c)		April 2014
16.73	–	70,000	–	–	70,000	(d)		April 2014
15.39	1,566	–	19	1,547	–	(e)		
16.09	1,211	–	–	–	1,211	(e)	June 2007	November 2007
10.63	1,128	–	–	–	1,128	(e)	June 2006	November 2006
	3,940,593	305,000	71,376	771,279	3,402,938			

The market price of the Company's shares at 31st December 2004 was €19.70 and the range during 2004 was €16.08 to €20.05.

(a) Granted under the 1990 share option scheme, these options are only exercisable when earnings per share (EPS) growth exceeds the growth of the Irish Consumer Price Index over a period of at least three years subsequent to the granting of the options.

(b) Granted under the 1990 share option scheme, these options are only exercisable if, over a period of at least five years subsequent to the granting of the options, the growth in EPS would place the Company in the top 25% of the companies listed in the FTSE 100 Stock Exchange Equity Index.

(c) Granted under the 2000 share option scheme, these options are only exercisable when EPS growth exceeds the growth of the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of the options.

(d) Granted under the 2000 share option scheme, these options are only exercisable if, over a period of at least five years subsequent to the granting of the options, the growth in EPS exceeds the growth of the Irish Consumer Price Index by 10% compounded and places the Company in the top 25% of EPS performance of a peer group of international building materials companies. If below the 75th percentile, these options are not exercisable.

(e) Granted under the 2000 savings-related share option scheme.

Statement of Directors' responsibilities

in respect of the financial statements

Company law in Ireland requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- comply with applicable accounting standards, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company, and the Group as a whole, will continue in business.

The Directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the Company and which enable them to ensure that the financial statements are prepared in accordance with accounting standards generally accepted in Ireland and comply with the provisions of the Companies Acts, 1963 to 2003, and of the European Communities (Companies: Group Accounts) Regulations, 1992. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent Auditors' report

to the members of CRH public limited company

We have audited the Group's financial statements for the year ended 31st December 2004 which comprise the Group profit and loss account, statement of total recognised gains and losses, Group balance sheet, Company balance sheet, Group cash flow statement and the related notes 1 to 32. These financial statements have been prepared on the basis of the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with Section 193 of the Companies Act, 1990. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors are responsible for preparing the Annual Report, including the financial statements which are required to be prepared in accordance with applicable Irish law and accounting standards as set out in the Statement of Directors' responsibilities in relation to the financial statements.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, Auditing Standards issued by the Auditing Practices Board for use in Ireland and the United Kingdom and the Listing Rules of the Irish Stock Exchange.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Acts. We also report to you our opinion as to: whether proper books of account have been kept by the Company; whether at the balance sheet date there exists a financial situation which may require the convening of an extraordinary general meeting of the Company; and whether the information given in the Directors' report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit and whether the Company balance sheet is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or by the Listing Rules regarding Directors' remuneration and transactions with the Group is not given and, where practicable, include such information in our report.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 Financial Reporting Council's Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises the Directors' report, Chairman's statement, Chief Executive's review, operations reviews, finance review and the corporate governance statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2004 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the provisions of the Companies Acts, 1963 to 2003 and the European Communities (Companies: Group Accounts) Regulations, 1992.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the Company. The Company balance sheet is in agreement with the books of account.

In our opinion the information given in the Directors' report is consistent with the financial statements. In our opinion the Company balance sheet does not disclose a financial situation which, under Section 40(1) of the Companies (Amendment) Act, 1983, would require the convening of an extraordinary general meeting of the Company.

Ernst & Young
Registered Auditors
Dublin

28th February 2005

Group profit and loss account

for the year ended 31st December 2004

Notes		Continuing operations 2004 €m	Acquisitions 2004 €m	Total 2004 €m	Total 2003 €m
1	**Turnover including share of joint ventures**	**12,232.3**	**587.4**	**12,819.7**	11,079.8
	Less share of joint ventures	**(338.7)**	**(200.9)**	**(539.6)**	(305.5)
	Group turnover	**11,893.6**	**386.5**	**12,280.1**	10,774.3
	Cost of sales	**(8,136.2)**	**(276.0)**	**(8,412.2)**	(7,461.3)
	Gross profit	**3,757.4**	**110.5**	**3,867.9**	3,313.0
2	Operating costs excluding goodwill amortisation	**(2,642.2)**	**(67.8)**	**(2,710.0)**	(2,308.5)
1, 3, 4	**Group operating profit**	**1,115.2**	**42.7**	**1,157.9**	1,004.5
	Share of joint ventures' operating profit	**38.6**	**28.8**	**67.4**	39.5
	Share of associates' operating profit	**21.7**	**-**	**21.7**	0.7
1	**Operating profit excluding goodwill amortisation**	**1,175.5**	**71.5**	**1,247.0**	1,044.7
1	Goodwill amortisation	**(96.9)**	**(4.5)**	**(101.4)**	(75.5)
1	Profit on disposal of fixed assets	**8.2**	**3.1**	**11.3**	13.0
1	***Profit on ordinary activities before interest***	**1,086.8**	**70.1**	**1,156.9**	982.2
6	Group interest payable (net)			**(126.0)**	(112.8)
6	Share of joint ventures' and associates' net interest			**(13.9)**	(5.2)
	Profit on ordinary activities before taxation			**1,017.0**	864.2
7	Taxation on profit on ordinary activities			**(247.1)**	(217.6)
	Profit on ordinary activities after taxation			**769.9**	646.6
	Profit applicable to minority equity interests			**(7.8)**	(5.9)
8	Preference dividends			**(0.1)**	(0.1)
	Profit for the year attributable to ordinary shareholders			**762.0**	640.6
8	Dividends paid			**(51.0)**	(43.2)
8	Dividends proposed			**(124.7)**	(105.0)
	Profit retained for the financial year			**586.3**	492.4
9	**Basic earnings per Ordinary Share**				
	- including goodwill amortisation			**143.9c**	121.9c
	- excluding goodwill amortisation			**163.1c**	136.2c
9	**Diluted earnings per Ordinary Share**				
	- including goodwill amortisation			**142.8c**	120.6c
	- excluding goodwill amortisation			**161.7c**	134.8c

P.J. Molloy, W.I. O'Mahony, Directors

Movements on profit and loss account

for the year ended 31st December 2004

	2004 €m	2003 €m
At 1st January	**2,490.2**	2,520.3
Profit retained for the financial year (i)	**586.3**	492.4
Currency translation effects:		
- on results for the year	**(16.8)**	(23.7)
- on foreign currency net investments	**(183.3)**	(498.8)
At 31st December	**2,876.4**	2,490.2
The profit and loss account is analysed as follows		
Parent company	**73.0**	409.6
Subsidiary undertakings	**3,094.6**	2,392.9
Joint venture and associated undertakings	**31.8**	10.7
Cumulative goodwill written-off directly against reserves	**(323.0)**	(323.0)
	2,876.4	2,490.2

(i) Historical cost profit (after taxation, minority interests and dividends) retained for the financial year does not differ materially from reported profit.

Statement of total recognised gains and losses

for the year ended 31st December 2004

	2004 €m	2003 €m
Profit for the year attributable to ordinary shareholders	**762.0**	640.6
Currency translation effects:		
- on results for the year	**(16.8)**	(23.7)
- on foreign currency net investments	**(183.3)**	(498.8)
Total recognised gains and losses for the financial year	**561.9**	118.1

Group balance sheet

as at 31st December 2004

Notes		2004 €m	2004 €m	2003 €m	2003 €m
	Fixed assets				
10	Intangible asset - goodwill		**1,443.5**		1,474.5
11	Tangible assets		**5,319.9**		5,145.4
12	Financial assets:				
	Joint ventures				
	- share of gross assets	**993.1**		560.1	
	- share of gross liabilities	**(535.1)**		(330.4)	
	- loans to joint ventures	**83.5**		62.3	
	Associates	**149.2**		44.6	
	Other investments	**11.7**		12.1	
			702.4		348.7
			7,465.8		6,968.6
	Current assets				
14	Stocks	**1,249.6**		1,117.6	
15	Debtors	**1,829.8**		1,681.2	
20	Cash and liquid investments	**1,322.4**		1,298.0	
		4,401.8		4,096.8	
	Creditors (amounts falling due within one year)				
	Bank loans and overdrafts	**412.0**		510.3	
16	Trade and other creditors	**1,638.0**		1,499.7	
	Corporation taxation	**73.0**		77.9	
8	Dividends proposed	**124.7**		105.0	
		2,247.7		2,192.9	
	Net current assets		**2,154.1**		1,903.9
	Total assets less current liabilities		**9,619.9**		8,872.5
	Creditors (amounts falling due after more than one year)				
18	Loans	**3,351.1**		3,095.8	
16	Deferred acquisition consideration	**103.4**		96.5	
			3,454.5		3,192.3
22	**Capital grants**		**11.0**		12.7
23	**Provisions for liabilities and charges**		**854.0**		818.0
			5,300.4		4,849.5
	Capital and reserves				
	Called-up share capital				
24	Equity share capital	**181.0**		179.3	
24	Non-equity share capital	**1.2**		1.2	
	Equity reserves				
25	Share premium account	**2,149.3**		2,078.3	
25	Other reserves	**9.9**		9.9	
	Profit and loss account	**2,876.4**		2,490.2	
26	**Shareholders' funds**		**5,217.8**		4,758.9
27	Minority shareholders' equity interest		**82.6**		90.6
			5,300.4		4,849.5

P.J. Molloy, W.I. O'Mahony, Directors

Company balance sheet

as at 31st December 2004

Notes		2004 €m	2004 €m	2003 €m	2003 €m
	Fixed assets				
12	Financial assets		**3,393.1**		3,549.3
	Current assets				
15	Debtors	**100.6**		83.2	
	Cash and liquid investments	**52.2**		48.3	
		152.8		131.5	
	Creditors (amounts falling due within one year)				
16	Trade and other creditors	**6.9**		3.7	
8	Dividends proposed	**124.7**		105.0	
		131.6		108.7	
	Net current assets		**21.2**		22.8
	Total assets less current liabilities		**3,414.3**		3,572.1
	Creditors *(amounts falling due after more than one year)*				
16	Amounts owed to Group undertakings		**964.2**		858.1
			2,450.1		2,714.0
	Capital and reserves				
	Called-up share capital				
24	Equity share capital	**181.0**		179.3	
24	Non-equity share capital	**1.2**		1.2	
	Equity reserves				
25	Share premium account	**2,153.4**		2,082.4	
25	Revaluation reserve	**41.5**		41.5	
25	Profit and loss account	**73.0**		409.6	
	Shareholders' funds		**2,450.1**		2,714.0
			2,450.1		2,714.0

P.J. Molloy, W.I. O'Mahony, Directors

Group cash flow statement

for the year ended 31st December 2004

Notes		2004 €m	2003 €m
28	**Net cash inflow from operating activities**	**1,545.8**	1,396.2
	Dividends received from joint venture and associated undertakings	**30.1**	19.4
	Returns on investments and servicing of finance		
	Interest received	**22.2**	36.1
	Interest paid	**(139.9)**	(140.5)
	Finance lease interest paid	**(2.4)**	(0.7)
8	Preference dividends paid	**(0.1)**	(0.1)
		(120.2)	(105.2)
	Taxation		
	Irish corporation taxation paid	**(16.0)**	(19.6)
	Overseas taxation paid	**(172.4)**	(83.3)
		(188.4)	(102.9)
	Capital expenditure		
11	Purchase of tangible assets	**(520.2)**	(402.0)
22	Capital grants received	**0.1**	0.1
		(520.1)	(401.9)
13	Disposal of fixed assets	**100.1**	77.9
		(420.0)	(324.0)
	Investments in subsidiary, joint venture and associated undertakings		
29	Acquisition of subsidiary undertakings	**(498.5)**	(1,439.0)
	Deferred acquisition consideration	**(57.3)**	(56.8)
12	Investments in and advances to joint venture and associated undertakings	**(358.2)**	(79.5)
		(914.0)	(1,575.3)
8	**Equity dividends paid**	**(127.1)**	(122.8)
	Cash outflow before management of liquid investments and financing	**(193.8)**	(814.6)
	Cash (outflow)/inflow from management of liquid investments	**(39.4)**	110.4
	Financing		
26	Issue of shares	**36.6**	13.7
26	Expenses paid in respect of share issues	**(0.3)**	(0.1)
	Increase in term debt	**166.8**	688.4
	New finance leases/(capital elements of finance leases repaid)	**31.6**	(3.1)
		234.7	698.9
	Increase/(decrease) in cash and demand debt in the year	**1.5**	(5.3)

P.J. Molloy, W.I. O'Mahony, Directors

Reconciliation of net cash flow to movement in net debt

Notes		2004 €m	2003 €m
	Increase/(decrease) in cash and demand debt in the year	**1.5**	(5.3)
	Increase in term debt including finance leases	**(198.4)**	(685.3)
	Cash outflow/(inflow) from management of liquid investments	**39.4**	(110.4)
19	Change in net debt resulting from cash flows	**(157.5)**	(801.0)
19, 29	Loans and finance leases, net of liquid investments, acquired with subsidiary undertakings	**(7.8)**	(40.0)
		(165.3)	(841.0)
19	Translation adjustment	**32.7**	242.8
	Movement in net debt in the year	**(132.6)**	(598.2)
	Net debt at 1st January	**(2,308.1)**	(1,709.9)
	Net debt at 31st December	**(2,440.7)**	(2,308.1)

Accounting policies

Basis of accounting

The financial statements are prepared under the historical cost convention as modified by the revaluation of certain land and buildings included in fixed assets.

Basis of consolidation

The financial statements consolidate the financial statements of CRH plc and its subsidiary, joint venture and associated undertakings. Turnover and results of subsidiary undertakings are consolidated in the Group profit and loss account from the dates on which control over the operating and financial decisions is obtained. The Group's share of turnover and results of joint ventures, which are entities in which the Group holds an interest on a long-term basis and which are jointly controlled by the Group and one or more other venturers under a contractual arrangement, are equity-accounted from the dates on which the joint venture agreements are finalised.

Entities other than subsidiary and joint venture undertakings, in which the Group has a participating interest and over whose operating and financial policies the Group exercises a significant influence, are accounted for as associated undertakings using the equity method and are included in the consolidated financial statements from the dates on which the exercise of significant influence is deemed to arise.

Accounting periods

The consolidated financial statements include the financial statements of the Company and all subsidiary, joint venture and associated undertakings, made up to 31st December.

Turnover

Turnover represents the value of goods and services supplied to external customers and excludes intercompany sales and value added tax.

Revenue recognition

Revenue is recognised at the time products are shipped or services are supplied to customers. Turnover on long-term contracts is recognised using the percentage-of-completion method, calculated on an input cost basis.

Goodwill

With effect from 1st January 1998, goodwill, being the excess of the consideration over the fair value of net assets at the date of acquisition of subsidiary, joint venture and associated undertakings, is capitalised, and related amortisation based on its estimated useful life of 20 years is charged against profit before interest. Goodwill arising prior to that date was written-off immediately against reserves and was not reinstated on implementation of Financial Reporting Standard 10 - Goodwill and Intangible Assets (FRS 10). On disposal of an undertaking acquired prior to 1st January 1998, goodwill eliminated against reserves in respect of that undertaking is included in the determination of the profit or loss on disposal. Goodwill in the balance sheet represents the written-down value of goodwill arising on acquisitions since 1st January 1998.

Taxation

Current taxation represents the amount expected to be paid or recovered in respect of taxable profit for the year and is calculated using the taxation rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred taxation is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more, taxation, with the following exceptions:

- provision is made for taxation on gains arising from the revaluation (and similar fair value adjustments) of fixed assets, and gains on disposal of fixed assets that have been rolled-over into replacement assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled-over into replacement assets and charged to taxation only when the replacement assets are sold;
- provision is made for deferred taxation that would arise on remittance of the retained earnings of overseas subsidiary, joint venture and associated undertakings only to the extent that, at the balance sheet date, dividends have been accrued as receivable;
- deferred taxation assets are recognised only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred taxation is measured on an undiscounted basis at the taxation rates that are anticipated to apply in the periods in which the timing differences reverse, based on taxation rates and legislation which are enacted or substantively enacted at the balance sheet date.

Translation of foreign currencies

These financial statements are presented in euro. Results and cash flows of subsidiary, joint venture and associated undertakings based in non-euro countries have been translated into euro at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiary, joint venture and associated undertakings at average rates, and on restatement of the opening net assets at closing rates, are dealt with in reserves, net of differences on related currency borrowings. All other translation differences are included in arriving at operating profit.

Rates used for translation of results and balance sheets into euro:

	Average rates		Year-end rates	
euro 1 =	**2004**	2003	**2004**	2003
US Dollar	**1.2439**	1.1312	**1.3621**	1.2630
Pound Sterling	**0.6787**	0.6920	**0.7051**	0.7048
Polish Zloty	**4.5268**	4.3996	**4.0845**	4.7019
Swiss Franc	**1.5438**	1.5212	**1.5429**	1.5579
Israeli Shekel	**5.5723**	5.1419	**5.8641**	5.5285
Canadian Dollar	**1.6167**	1.5817	**1.6416**	1.6234
Argentine Peso	**3.6572**	3.3314	**4.0488**	3.6955

Pensions and other post-retirement obligations

Costs and liabilities in respect of pensions and other post-retirement obligations are measured in accordance with the provisions of Statement of Standard Accounting Practice 24 (SSAP 24) and are independently assessed in accordance with the advice of professionally qualified actuaries. The regular cost of pensions and other post-retirement obligations is charged to operating profit over the employees' service lives on the basis of a constant percentage of earnings. Variations from regular cost, arising from periodic actuarial valuations, are charged to operating profit over the expected remaining service lives of current employees.

Capital grants

Capital grants received in respect of the purchase of tangible fixed assets are treated as a deferred credit, a portion of which is released to the profit and loss account annually over the useful economic life of the asset to which it relates.

Tangible fixed assets

Depreciation and amortisation

Depreciation is calculated to write-off the book value of each tangible fixed asset during its useful economic life on a straight line basis at the following rates:

Land and buildings: The book value of mineral-bearing land, less an estimate of its residual value, is amortised over the period of the mineral extraction in the proportion which production for the year bears to the estimated mineral reserves. In general, buildings are depreciated at 2.5% p.a.

Plant and machinery: These are depreciated at rates ranging from 3.3% p.a. to 20% p.a. depending on the type of asset.

Transport: In general, transport equipment is depreciated at 20% p.a.

Impairment of fixed assets

The carrying value of tangible assets is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. Under Irish GAAP, impairment is assessed by comparing the carrying value of an asset with its recoverable amount (being the higher of net realisable value and value in use). Net realisable value is defined as the amount at which an asset could be disposed of net of any direct selling costs. Value in use is defined as the present value of the future cash flows obtainable through continued use of an asset including those anticipated to be realised on its eventual disposal.

Leasing

Assets held under leasing arrangements that transfer substantially all the risks and rewards of ownership to the Group are capitalised. The capital element of the related rental obligations is included in bank loans and overdrafts. The interest element of the rental obligations is charged to the profit and loss account so as to produce a constant rate of charge. Operating lease rentals are charged to the profit and loss account.

Stocks

Stocks are stated at the lower of cost, mainly average cost, and net realisable value. In the case of finished goods and work-in-progress, cost includes direct materials, direct labour and attributable overheads. Net realisable value is the estimated proceeds of sale less all further costs to completion, and less all costs to be incurred in marketing, selling and distribution.

Long-term contracts

Amounts recoverable on long-term contracts, which are included in debtors, are stated at the net sales value of the work done less amounts received as progress payments on account. Cumulative costs incurred, net of amounts transferred to cost of sales, after deducting foreseeable losses, provisions for contingencies and payments on account not matched with turnover, are included as long-term contract balances in stocks.

Liquid investments

Liquid investments comprise short-term deposits and current asset investments which are held as readily disposable stores of value, and include investments in government gilts and commercial paper and deposits of less than one year.

Financial instruments

Financial instruments include (i) borrowings, (ii) cash, deposits and liquid investments and (iii) interest and currency swaps, forward contracts and other derivatives.

It is the Group's policy to partially hedge its investment in foreign currencies by maintaining a net debt position in all foreign currencies, and to maintain within net debt a mix of fixed and floating interest rates.

Derivatives, principally interest and currency swaps and forward foreign exchange contracts, are used to manage interest rate risks and to achieve the desired currency profile of borrowings. Interest differentials arising on these derivatives are recognised in net interest expense over the period of the related contract.

Where derivatives are used to hedge cross-currency cash flows arising from trading activities, the underlying transaction is recorded at the contract rate.

Where operations use derivatives to manage the cost of future expected energy usage, gains and losses arising thereon are deferred until maturity.

1 Segmental information

Geographical analysis

The geographical analysis of turnover and profits is based on market/destination.
There is no material difference between this analysis and the split of turnover and profits by origin.

	2004		2003	
Turnover	**€m**	**%**	€m	%
Republic of Ireland	**803.5**	**6.3**	731.6	6.6
Britain & Northern Ireland	**748.5**	**5.8**	691.5	6.3
Mainland Europe	**4,939.5**	**38.5**	3,635.3	32.8
Americas	**6,328.2**	**49.4**	6,021.4	54.3
Total including share of joint ventures	**12,819.7**	**100**	11,079.8	100
Less: share of joint ventures	**(539.6)**		(305.5)	
Total excluding share of joint ventures	**12,280.1**		10,774.3	

	2004				
		Operating profit excluding goodwill amortisation	**Goodwill amortisation**	**Profit on disposal**	**Profit before interest**
Profit on ordinary activities before interest	**%**	**€m**	**€m**	**€m**	**€m**
Republic of Ireland	**10.4**	**129.2**	**(0.3)**	**0.6**	**129.5**
Britain & Northern Ireland	**5.2**	**64.3**	**(5.4)**	**(1.0)**	**57.9**
Mainland Europe	**37.0**	**461.3**	**(54.5)**	**(0.4)**	**406.4**
Americas	**47.4**	**592.2**	**(41.2)**	**12.1**	**563.1**
Total including share of joint ventures and associates	**100**	**1,247.0**	**(101.4)**	**11.3**	**1,156.9**
Less: share of joint ventures and associates		**(89.1)**	**8.3**	**(2.0)**	**(82.8)**
Total excluding share of joint ventures and associates		**1,157.9**	**(93.1)**	**9.3**	**1,074.1**

	2003				
		Operating profit excluding goodwill amortisation	Goodwill amortisation	Profit on disposal	Profit before interest
	%	€m	€m	€m	€m
Republic of Ireland	12.4	129.9	(0.3)	3.4	133.0
Britain & Northern Ireland	5.5	57.4	(5.1)	3.5	55.8
Mainland Europe	28.5	297.8	(34.0)	3.1	266.9
Americas	53.6	559.6	(36.1)	3.0	526.5
Total including share of joint ventures and associates	100	1,044.7	(75.5)	13.0	982.2
Less: share of joint ventures and associates		(40.2)	1.5	(1.1)	(39.8)
Total excluding share of joint ventures and associates		1,004.5	(74.0)	11.9	942.4

1 Segmental information *continued*

Net assets	2004 €m	2004 %	2003 €m	2003 %
Republic of Ireland	**345.0**	**4.1**	327.0	4.2
Britain & Northern Ireland	**496.3**	**5.9**	483.5	6.2
Mainland Europe	**3,715.3**	**44.3**	3,068.5	39.6
Americas	**3,836.8**	**45.7**	3,869.8	50.0
	8,393.4	**100**	7,748.8	100
Trade and other investments	**11.7**		12.1	
Unallocated liabilities - dividends proposed	**(124.7)**		(105.0)	
	8,280.4		7,655.9	
Reconciliation of net assets to shareholders' funds				
Net assets as analysed above	**8,280.4**		7,655.9	
Less:				
- net debt (loans and overdrafts, net of cash and liquid investments)	**(2,440.7)**		(2,308.1)	
- capital grants	**(11.0)**		(12.7)	
- deferred taxation	**(528.3)**		(485.6)	
- minority shareholders' equity interest	**(82.6)**		(90.6)	
Shareholders' funds	**5,217.8**		4,758.9	

The impact of acquisitions completed during 2004 (see note 29 for detailed list) is summarised below:

	Turnover €m	Operating profit €m	Net assets at year-end €m
Britain & Northern Ireland	**7.0**	**0.8**	**15.7**
Mainland Europe	**391.4**	**46.9**	**671.9**
Americas	**189.0**	**23.8**	**220.9**
Total acquisitions	**587.4**	**71.5**	**908.5**
Materials	**311.6**	**46.5**	**612.0**
Products	**162.1**	**17.9**	**187.9**
Distribution	**113.7**	**7.1**	**108.6**
Total acquisitions	**587.4**	**71.5**	**908.5**

1 Segmental information *continued*

Analysis by class of business

The Group is analysed into four Divisions, two in Europe: *Materials* and *Products & Distribution*; and two in the Americas: *Materials* in the United States and *Products & Distribution* in the United States, Canada, Argentina and Chile. These activities comprise three reporting business segments:

Materials businesses are involved in the production of cement, aggregates, asphalt and readymixed concrete.

Products businesses are involved in the production of concrete products and a range of construction-related products and services.

Distribution businesses are engaged in the marketing and sale of builders' supplies to the construction industry and of materials and products for the DIY market.

	2004				
	Materials €m	Products €m	Distribution €m	Total Products & Distribution €m	Total Group €m
Turnover					
Europe	2,353.5	2,245.0	1,904.1	4,149.1	6,502.6
Americas	2,841.7	2,461.6	1,013.8	3,475.4	6,317.1
	5,195.2	4,706.6	2,917.9	7,624.5	12,819.7
Less: share of joint ventures	(281.7)	(158.7)	(99.2)	(257.9)	(539.6)
	4,913.5	4,547.9	2,818.7	7,366.6	12,280.1
Operating profit excluding goodwill amortisation					
Europe	339.4	189.6	126.9	316.5	655.9
Americas	271.5	255.6	64.0	319.6	591.1
	610.9	445.2	190.9	636.1	1,247.0
Less: share of joint ventures and associates	(57.0)	(17.6)	(14.5)	(32.1)	(89.1)
	553.9	427.6	176.4	604.0	1,157.9
Goodwill amortisation					
Europe	(21.2)	(24.2)	(14.8)	(39.0)	(60.2)
Americas	(19.2)	(17.6)	(4.4)	(22.0)	(41.2)
	(40.4)	(41.8)	(19.2)	(61.0)	(101.4)
Less: share of joint ventures and associates	2.3	6.3	(0.3)	6.0	8.3
	(38.1)	(35.5)	(19.5)	(55.0)	(93.1)
Profit/(loss) on disposal of fixed assets					
Europe	0.6	0.8	(2.2)	(1.4)	(0.8)
Americas	5.8	4.8	1.5	6.3	12.1
	6.4	5.6	(0.7)	4.9	11.3
Less: share of joint ventures and associates	(0.9)	(0.7)	(0.4)	(1.1)	(2.0)
	5.5	4.9	(1.1)	3.8	9.3
Profit before interest					
Europe	318.8	166.2	109.9	276.1	594.9
Americas	258.1	242.8	61.1	303.9	562.0
	576.9	409.0	171.0	580.0	1,156.9
Less: share of joint ventures and associates	(55.6)	(12.0)	(15.2)	(27.2)	(82.8)
	521.3	397.0	155.8	552.8	1,074.1

1 Segmental information *continued*

	2003				
Turnover	Materials €m	Products €m	Distribution €m	Total Products & Distribution €m	Total Group €m
Europe	1,983.8	1,720.6	1,361.8	3,082.4	5,066.2
Americas	2,831.3	2,196.3	986.0	3,182.3	6,013.6
	4,815.1	3,916.9	2,347.8	6,264.7	11,079.8
Less: share of joint ventures	(190.8)	(66.0)	(48.7)	(114.7)	(305.5)
	4,624.3	3,850.9	2,299.1	6,150.0	10,774.3
Operating profit excluding goodwill amortisation					
Europe	273.3	142.6	70.1	212.7	486.0
Americas	290.7	215.6	52.4	268.0	558.7
	564.0	358.2	122.5	480.7	1,044.7
Less: share of joint ventures and associates	(27.7)	(5.8)	(6.7)	(12.5)	(40.2)
	536.3	352.4	115.8	468.2	1,004.5
Goodwill amortisation					
Europe	(20.3)	(16.1)	(3.0)	(19.1)	(39.4)
Americas	(17.9)	(14.0)	(4.2)	(18.2)	(36.1)
	(38.2)	(30.1)	(7.2)	(37.3)	(75.5)
Less: share of joint ventures and associates	1.4	1.6	(1.5)	0.1	1.5
	(36.8)	(28.5)	(8.7)	(37.2)	(74.0)
Profit/(loss) on disposal of fixed assets					
Europe	6.3	2.6	1.1	3.7	10.0
Americas	2.8	(0.7)	0.9	0.2	3.0
	9.1	1.9	2.0	3.9	13.0
Less: share of joint ventures and associates	(0.9)	(0.1)	(0.1)	(0.2)	(1.1)
	8.2	1.8	1.9	3.7	11.9
Profit before interest					
Europe	259.3	129.1	68.2	197.3	456.6
Americas	275.6	200.9	49.1	250.0	525.6
	534.9	330.0	117.3	447.3	982.2
Less: share of joint ventures and associates	(27.2)	(4.3)	(8.3)	(12.6)	(39.8)
	507.7	325.7	109.0	434.7	942.4

	2004		2003	
Net assets	**€m**	%	€m	%
Europe Materials	**1,992.9**	**23.8**	1,482.9	19.1
Europe Products	**1,696.3**	**20.2**	1,567.4	20.2
Europe Distribution	**867.3**	**10.3**	828.6	10.7
Americas Materials	**2,413.4**	**28.8**	2,522.2	32.6
Americas Products	**1,212.6**	**14.4**	1,163.3	15.0
Americas Distribution	**210.9**	**2.5**	184.4	2.4
	8,393.4	**100**	7,748.8	100
Trade and other investments	**11.7**		12.1	
Unallocated liabilities - dividends proposed	**(124.7)**		(105.0)	
	8,280.4		7,655.9	

2 Operating costs excluding goodwill amortisation

	Continuing operations			
		Acquisitions	Total	Total
	2004	2004	2004	2003
	€m	€m	€m	€m
Distribution costs	**1,499.6**	**32.4**	**1,532.0**	1,225.9
Administrative expenses	**1,144.7**	**35.4**	**1,180.1**	1,085.5
Other operating income				
- capital grants released	**(1.8)**	**-**	**(1.8)**	(2.0)
- income from financial assets	**(0.3)**	**-**	**(0.3)**	(0.9)
	2,642.2	**67.8**	**2,710.0**	2,308.5

3 Group operating profit

	2004	2003
	€m	€m
Group operating profit (excluding goodwill amortisation and share of joint ventures' and associates' operating profit) is arrived at after charging		
Depreciation	**494.4**	458.2
Auditors' remuneration:		
- audit fees	**6.1**	5.4
- non-audit services: taxation advice and compliance	**0.9**	0.9
acquisition-related financial due diligence	**1.0**	2.3
pensions administration	**0.1**	0.1
other advice	**0.5**	0.3
and after crediting		
Income from financial assets	**0.3**	0.9

4 Directors' emoluments and interests

Directors' emoluments and interests are given in the report on Directors' remuneration on pages 48 to 53.

5 Employment

The average number of Group employees by region was as follows	**2004**	2003
Republic of Ireland	**2,529**	2,545
Britain & Northern Ireland	**4,010**	4,025
Mainland Europe	**22,257**	18,033
Americas	**31,615**	29,636
	60,411	54,239

Employment costs charged against Group operating profit	**€m**	€m
Wages and salaries	**2,008.0**	1,813.0
Social welfare costs	**223.9**	207.5
Pension costs	**132.9**	113.8
	2,364.8	2,134.3

6 Interest payable (net)

	***2004* €m**	*2003* €m
Interest payable on bank loans and overdrafts repayable wholly within five years:		
- by instalments	**3.9**	4.2
- not by instalments	**71.2**	67.4
Interest payable on other borrowings	**77.4**	69.5
	152.5	141.1
Interest receivable from joint ventures	**(4.1)**	(1.6)
Other interest receivable	**(22.4)**	(26.7)
	(26.5)	(28.3)
Net Group interest payable	**126.0**	112.8
Share of joint ventures' net interest payable	**12.7**	5.2
Share of associates' net interest payable	**1.2**	–
	139.9	118.0

7 Taxation on profit on ordinary activities

	2004 €m	2003 €m
Current taxation		
Ireland		
Corporation taxation at 12.5% (2003 : 12.5%)	**15.0**	12.3
Less manufacturing relief	**(3.2)**	(3.2)
	11.8	9.1
Overseas taxation	**165.2**	130.1
Share of joint ventures' and associates' taxation	**16.6**	8.2
Taxation on disposal of fixed assets	**5.0**	3.1
Total current taxation	**198.6**	150.5
Deferred taxation		
Origination and reversal of timing differences	**48.5**	67.1
Total taxation on profit on ordinary activities	**247.1**	217.6

7 Taxation on profit on ordinary activities *continued*

Effective taxation rate	**2004**	2003
Profit on ordinary activities before taxation (€ millions)	**1,017.0**	864.2
As a percentage of profit before taxation		
- current taxation	**19.5%**	17.4%
- total taxation (current and deferred)	**24.3%**	25.2%

The following table relates the applicable Republic of Ireland statutory taxation rate to the effective current taxation rate of the Group:

	(% of profit before taxation)	
Irish corporation taxation rate	**12.5**	12.5
Manufacturing relief	**(0.3)**	(0.4)
Higher taxation rates on overseas earnings	**14.3**	13.0
Other, mainly timing differences and expenses not deductible for taxation purposes	**(7.0)**	(7.7)
	19.5	17.4

Factors that may affect future taxation charges

Based on current capital investment plans, the Group expects to continue to be able to claim capital allowances in excess of depreciation in future years.

No deferred taxation is recognised on the unremitted earnings of overseas subsidiaries, joint ventures and associates; as earnings are continually reinvested by the Group, no taxation is expected to be payable on them in the foreseeable future.

Provision is made for deferred taxation on gains recognised on revaluing property only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned.

The total taxation charge in future periods will be affected by any changes to the corporation taxation rates in force in the countries in which the Group operates. The current taxation charges will also be affected by changes in the excess of taxation depreciation over book depreciation and the use of taxation credits.

8 Dividends

Profit and loss account	**2004 €m**	2003 €m
Non-equity		
5% Cumulative Preference Shares €3,174 (2003 : €3,174)	**-**	-
7% 'A' Cumulative Preference Shares €77,505 (2003 : €77,505)	**0.1**	0.1
	0.1	0.1
Equity		
Interim – paid 9.6c per Ordinary Share (2003 : 8.2c)	**51.0**	43.2
Final – proposed 23.4c per Ordinary Share (2003 : 19.9c)	**124.7**	105.0
	175.7	148.2
Cash flow statement		
Dividends to shareholders	**156.1**	137.5
Less: preference dividend separately disclosed	**(0.1)**	(0.1)
Less: issue of shares in lieu of dividend (i)	**(36.4)**	(27.5)
Dividends paid by subsidiary undertakings to minority shareholders	**7.5**	12.9
Equity dividends paid	**127.1**	122.8

(i) In accordance with the scrip dividend scheme, shares to the value of €36.4 million were issued in lieu of dividends. This amount has been added to shareholders' funds (see note 26).

9 Earnings per Ordinary Share

The computation of basic and diluted earnings per share is set out below:	2004	2003
Numerator for basic and diluted earnings per share		
Profit after taxation, minority interests and preference dividends (€ millions)	**762.0**	640.6
Goodwill amortisation	**101.4**	75.5
Attributable profit excluding goodwill amortisation	**863.4**	716.1
Denominator for basic earnings per share		
Weighted average number of shares (millions) in issue for the year	**529.5**	525.7
Effect of dilutive potential Ordinary Shares (employee share options)	**4.3**	5.4
Denominator for diluted earnings per share	**533.8**	531.1
Basic earnings per Ordinary Share		
- including goodwill amortisation	**143.9c**	121.9c
- excluding goodwill amortisation	**163.1c**	136.2c
Diluted earnings per Ordinary Share		
- including goodwill amortisation	**142.8c**	120.6c
- excluding goodwill amortisation	**161.7c**	134.8c

10 Intangible asset - goodwill

With effect from 1st January 1998, goodwill, being the excess of the consideration over the fair value of net assets at the date of acquisition of subsidiary undertakings, is capitalised, and related amortisation based on its estimated useful life of 20 years is charged against profit before interest. Goodwill arising prior to that date was written-off immediately against reserves. The goodwill balances detailed below deal only with goodwill arising from the acquisition of subsidiary undertakings. Any goodwill arising in respect of joint venture and associated undertakings is dealt with in note 12.

Cost	**2004 €m**	2003 €m
At 1st January	**1,706.2**	1,331.7
Translation adjustment	**(53.3)**	(143.7)
Arising on acquisitions during the year (note 29)	**104.9**	519.1
Disposals	**-**	(0.9)
At 31st December	**1,757.8**	1,706.2
Amortisation		
At 1st January	**231.7**	177.6
Translation adjustment	**(10.5)**	(19.9)
Amortised during the year	**93.1**	74.0
At 31st December	**314.3**	231.7
Net book amount at 31st December	**1,443.5**	1,474.5

11 Tangible assets

Cost/valuation	Land and buildings €m	Plant and machinery €m	Transport €m	Assets in course of construction €m	Total €m
At 1st January	**3,165.3**	**3,664.1**	**421.4**	**112.9**	**7,363.7**
Translation adjustment	**(111.2)**	**(112.2)**	**(20.1)**	**(8.4)**	**(251.9)**
Reclassifications	**34.9**	**44.4**	**1.8**	**(81.1)**	**-**
Additions at cost	**66.8**	**220.8**	**43.6**	**189.0**	**520.2**
Acquisitions (note 29)	**308.1**	**81.3**	**13.9**	**1.9**	**405.2**
Disposals	**(59.8)**	**(121.5)**	**(32.8)**	**-**	**(214.1)**
At 31st December	**3,404.1**	**3,776.9**	**427.8**	**214.3**	**7,823.1**
Accumulated depreciation					
At 1st January	**424.0**	**1,576.7**	**217.6**	**-**	**2,218.3**
Translation adjustment	**(14.2)**	**(54.1)**	**(12.0)**	**-**	**(80.3)**
Depreciation for year	**119.0**	**323.2**	**52.2**	**-**	**494.4**
Disposals	**(15.2)**	**(92.0)**	**(22.0)**	**-**	**(129.2)**
At 31st December	**513.6**	**1,753.8**	**235.8**	**-**	**2,503.2**
Net book amount at 31st December 2004	**2,890.5**	**2,023.1**	**192.0**	**214.3**	**5,319.9**
Net book amount at 31st December 2003	2,741.3	2,087.4	203.8	112.9	5,145.4

Land and buildings purchased since 31st December 1980 are reflected at cost. Land and buildings (excluding buildings of a specialised nature) purchased prior to 31st December 1980 were revalued by professional valuers at that date on an existing use basis. The Group has elected to adopt the transitional arrangements of Financial Reporting Standard 15 – Tangible Fixed Assets (FRS 15) by not implementing a revaluation policy and by continuing to carry these assets at the revalued book amounts.

The original historical cost of revalued assets cannot be obtained without unreasonable expense. The analysis of total cost/valuation is as follows:

	€m
At valuation 31st December 1980	**57.3**
At cost post 31st December 1980	**3,346.8**
	3,404.1

Tangible assets include leased assets as follows	2004 €m	2003 €m
Cost	**59.6**	23.8
Accumulated depreciation	**(13.0)**	(9.9)
Net book amount at 31st December	**46.6**	13.9
Depreciation charge for year	**3.8**	1.9

Future tangible asset purchase commitments

	2004	2003
Contracted for but not provided in the financial statements	**165.7**	132.1
Authorised by the Directors but not contracted for	**87.7**	87.5

12 Financial assets

Group

	Joint venture undertakings			Associated undertakings			
	Share of net assets	Goodwill	Loans	Investment	Goodwill	Other investments	Total
	€m	€m	€m	€m	€m	€m	€m
At 1st January	**104.7**	**125.0**	**62.3**	**47.4**	**(2.8)**	**12.1**	**348.7**
Translation adjustment	**(4.0)**	**-**	**(0.1)**	**(7.0)**	**(1.3)**	**-**	**(12.4)**
Joint venture becoming an associate (i)	**(93.3)**	**(19.6)**	**-**	**93.3**	**19.6**	**-**	**-**
Associate becoming a joint venture	**12.3**	**-**	**-**	**(12.3)**	**-**	**-**	**-**
Arising on acquisition of subsidiaries	**(11.1)**	**0.8**	**(1.6)**	**-**	**-**	**3.8**	**(8.1)**
Investments and advances (ii)	**292.6**	**36.9**	**22.9**	**1.6**	**3.1**	**1.1**	**358.2**
Disposals and repayments	**0.1**	**(0.7)**	**-**	**-**	**-**	**(5.3)**	**(5.9)**
Retained profit less dividends paid	**21.8**	**(7.5)**	**-**	**8.4**	**(0.8)**	**-**	**21.9**
At 31st December	**323.1**	**134.9**	**83.5**	**131.4**	**17.8**	**11.7**	**702.4**

(i) The Group did not exercise its option to acquire an additional 25% of the Mashav Group in Israel in early 2004, and accordingly the status of the Group's existing 25% investment changed from joint venture to associate. With effect from the beginning of 2004, this investment is accounted for as an associated undertaking.

(ii) The major investment during the year was the purchase, on 3rd June 2004, of a 49% stake in Secil, a major Portuguese manufacturer of cement and readymixed concrete, for a consideration of €328.7 million.

Company - investment in subsidiary undertakings

	Shares	Loans	Total
	€m	€m	€m
At 1st January at cost/valuation	**2,010.0**	**1,539.3**	**3,549.3**
(Repayments)/investments	**(1,149.0)**	**992.8**	**(156.2)**
At 31st December	**861.0**	**2,532.1**	**3,393.1**

The Company's investment in its subsidiary undertakings was revalued at 31st December 1980 to reflect the surplus on revaluation of certain fixed assets of subsidiary undertakings (see note 11). The original historical cost of the shares equated to approximately €9.1 million.

	€m
At valuation 31st December 1980	**46.7**
At cost post 31st December 1980	**814.3**
	861.0

13 Disposal of fixed assets

	2004 €m	2003 €m
Assets at net book amount:		
- intangible assets	**-**	0.9
- tangible assets	**84.9**	60.2
- financial assets	**5.9**	4.9
	90.8	66.0
Profit on disposal of fixed assets excluding share of joint ventures and associates	**9.3**	11.9
Proceeds on disposal of fixed assets	**100.1**	77.9

14 Stocks

	2004 €m	2003 €m
Raw materials	**298.1**	252.5
Work-in-progress	**79.1**	87.5
Finished goods	**872.4**	777.6
	1,249.6	1,117.6

15 Debtors

	Group		Company	
	2004 €m	2003 €m	2004 €m	2003 €m
Amounts falling due within one year				
Trade debtors	**1,484.3**	1,341.0	**-**	-
Long-term contract debtors	**92.7**	104.0	**-**	-
Other debtors	**149.9**	135.0	**-**	-
Amounts owed by Group undertakings	**-**	-	**100.6**	83.2
Amounts owed by joint ventures and associates	**1.5**	2.3	**-**	-
Prepayments and accrued income	**101.4**	98.9	**-**	-
	1,829.8	1,681.2	**100.6**	83.2

16 Trade and other creditors

	Group		Company	
	2004 €m	2003 €m	**2004 €m**	2003 €m
Amounts falling due within one year				
Trade creditors	**904.5**	820.2	**-**	-
Irish income tax and social welfare	**4.4**	4.1	**-**	-
Other income tax and social welfare	**38.7**	32.6	**-**	-
Value added tax	**46.6**	45.5	**-**	-
Deferred acquisition consideration	**40.1**	58.3	**-**	-
Other creditors	**149.5**	153.9	**6.9**	3.4
Accruals and deferred income	**448.9**	384.9	**-**	-
Amounts owed to Group undertakings	**-**	-	**-**	0.3
Amounts owed to joint ventures and associates	**5.3**	0.2	**-**	-
	1,638.0	1,499.7	**6.9**	3.7
Amounts falling due after more than one year				
Amounts owed to Group undertakings	**-**	-	**964.2**	858.1
Deferred acquisition consideration, due as follows:				
- between one and two years	**27.2**	52.8	**-**	-
- between two and five years	**59.9**	30.6	**-**	-
- after five years	**16.3**	13.1	**-**	-
	103.4	96.5	**964.2**	858.1
	1,741.4	1,596.2	**971.1**	861.8

17 Movements in working capital

	Stocks €m	Debtors €m	Creditors €m	Total €m
At 1st January	**1,117.6**	**1,681.2**	**(1,596.2)**	**1,202.6**
Translation adjustment	**(39.4)**	**(57.0)**	**59.2**	**(37.2)**
Acquisition of subsidiary undertakings (note 29)	**45.8**	**136.2**	**(99.3)**	**82.7**
Deferred acquisition consideration:				
- deferred in current year (note 29)	**-**	**-**	**(55.8)**	**(55.8)**
- paid during the year	**-**	**-**	**57.3**	**57.3**
Interest accruals	**-**	**4.6**	**(10.5)**	**(5.9)**
Increase/(decrease) in working capital	**125.6**	**64.8**	**(96.1)**	**94.3**
At 31st December	**1,249.6**	**1,829.8**	**(1,741.4)**	**1,338.0**
Movement in prior year	(8.2)	104.7	(34.5)	62.0

18 Loans

		2004 €m	2003 €m
Bank loans	- unsecured	**1,037.5**	699.4
	- secured*	**64.1**	52.6
Other term loans	- unsecured	**2,505.2**	2,726.1
	- secured*	**58.3**	30.6
		3,665.1	3,508.7
Less loans repayable within one year		**314.0**	412.9
		3,351.1	3,095.8

**Secured on specific tangible assets*

Repayments fall due as follows	2004 €m	2003 €m
Within one year	**314.0**	412.9
Between one and two years	**300.1**	183.1
Between two and three years	**170.6**	265.9
Between three and four years	**175.3**	147.3
Between four and five years	**656.6**	162.9
After five years	**2,048.5**	2,336.6
	3,665.1	3,508.7
Loans fully repayable within five years		
Not by instalments	**1,487.9**	1,091.4
By instalments	**104.3**	64.4
	1,592.2	1,155.8
Loans fully repayable in more than five years		
Not by instalments	**2,033.6**	2,322.1
By instalments**	**39.3**	30.8
	2,072.9	2,352.9
	3,665.1	3,508.7

***€14.9 million (2003 : €14.5 million) falls due for payment after five years*

Finance lease obligations included above, net of interest, are due as follows	2004 €m	2003 €m
Within one year	**10.8**	4.9
Between one and two years	**10.1**	3.9
Between two and five years	**22.1**	4.8
After five years	**10.0**	8.6
	53.0	22.2

Borrowing facilities

Various borrowing facilities are available to the Group. The undrawn committed facilities available at 31st December 2004, in respect of which all conditions precedent had been met, mature as follows:

	€m
Within one year	**73.2**
Between one and two years	**77.9**
Between two and five years	**515.8**
After five years	**-**
	666.9

19 Analysis of net debt

	At 1st January 2004 €m	Cash flow €m	Acquisitions €m	Non-cash changes €m	Translation adjustment €m	At 31st December 2004 €m
Cash	**223.7**	**0.1**	**-**	**-**	**1.7**	**225.5**
Bank overdrafts and demand loans	**(97.4)**	**1.4**	**-**	**-**	**(2.0)**	**(98.0)**
Total cash and demand debt	**126.3**	**1.5**	**-**	**-**	**(0.3)**	**127.5**
Liquid investments	**1,074.3**	**39.4**	**10.4**	**-**	**(27.2)**	**1,096.9**
Loans repayable within one year	**(408.0)**	**383.8**	**(1.7)**	**(178.6)**	**(98.7)**	**(303.2)**
Loans repayable after more than one year	**(3,078.5)**	**(550.6)**	**(16.3)**	**178.6**	**157.9**	**(3,308.9)**
Finance leases	**(22.2)**	**(31.6)**	**(0.2)**	**-**	**1.0**	**(53.0)**
Total term finance	**(3,508.7)**	**(198.4)**	**(18.2)**	**-**	**60.2**	**(3,665.1)**
Net debt	**(2,308.1)**	**(157.5)**	**(7.8)**	**-**	**32.7**	**(2,440.7)**

20 Treasury information

Interest rate and currency profile

The interest rate and currency profile of the Group's net debt and net worth as at 31st December 2004 was as follows:

	euro €m	US Dollar €m	Pound Sterling €m	Swiss Franc €m	Other €m	Total €m
Weighted average fixed debt interest rates	*3.1%*	*7.3%*	*5.1%*	*3.1%*	*6.6%*	*5.1%*
Weighted average fixed debt periods - years	*2.1*	*8.0*	*2.0*	*1.8*	*1.5*	*4.1*
Fixed rate debt	**(489.5)**	**(446.1)**	**(49.8)**	**(121.0)**	**(137.4)**	**(1,243.8)**
Floating rate debt	**(959.3)**	**(728.4)**	**(366.3)**	**(267.4)**	**(197.9)**	**(2,519.3)**
Cash and liquid investments - floating rate	**443.9**	**345.2**	**336.7**	**147.7**	**48.9**	**1,322.4**
Net debt by major currency	**(1,004.9)**	**(829.3)**	**(79.4)**	**(240.7)**	**(286.4)**	**(2,440.7)**
Loans to joint ventures	**81.4**	**0.8**	**1.0**	**0.3**	**-**	**83.5**
Deferred acquisition consideration falling due after more than one year	**(10.9)**	**(91.2)**	**(1.3)**	**-**	**-**	**(103.4)**
Net financial assets and liabilities (excluding short-term debtors and creditors)	**(934.4)**	**(919.7)**	**(79.7)**	**(240.4)**	**(286.4)**	**(2,460.6)**
Capital employed at 31st December 2004	**2,806.4**	**3,498.8**	**449.1**	**344.7**	**673.0**	**7,772.0**
Minority shareholders' equity interest	**(9.6)**	**(3.5)**	**(0.5)**	**(6.6)**	**(62.4)**	**(82.6)**
Capital grants	**(10.7)**	**-**	**(0.3)**	**-**	**-**	**(11.0)**
Shareholders' funds (net worth) at 31st December 2004	**1,851.7**	**2,575.6**	**368.6**	**97.7**	**324.2**	**5,217.8**

20 Treasury information *continued*

The corresponding interest rate and currency profile of the Group's net debt and net worth as at 31st December 2003 was as follows:

	euro €m	US Dollar €m	Pound Sterling €m	Swiss Franc €m	Other €m	Total €m
Weighted average fixed debt interest rates	*3.6%*	*7.3%*	*6.9%*	*3.6%*	*7.6%*	*5.8%*
Weighted average fixed debt periods - years	*2.8*	*8.9*	*0.1*	*1.4*	*1.8*	*5.2*
Fixed rate debt	(371.6)	(485.4)	(42.9)	(97.0)	(101.9)	(1,098.8)
Floating rate debt	(761.1)	(963.7)	(289.9)	(276.3)	(216.3)	(2,507.3)
Cash and liquid investments - floating rate	408.5	421.8	238.4	190.7	38.6	1,298.0
Net debt by major currency	(724.2)	(1,027.3)	(94.4)	(182.6)	(279.6)	(2,308.1)
Loans to joint ventures	60.9	–	1.1	0.3	–	62.3
Deferred acquisition consideration falling due after more than one year	(0.1)	(95.3)	(1.1)	–	–	(96.5)
Net financial assets and liabilities (excluding short-term debtors and creditors)	(663.4)	(1,122.6)	(94.4)	(182.3)	(279.6)	(2,342.3)
Capital employed at 31st December 2003	2,395.8	3,497.4	435.8	248.4	627.1	7,204.5
Minority shareholders' equity interest	(7.5)	–	(0.5)	(5.4)	(77.2)	(90.6)
Capital grants	(12.3)	–	(0.4)	–	–	(12.7)
Shareholders' funds (net worth) at 31st December 2003	1,712.6	2,374.8	340.5	60.7	270.3	4,758.9

The amounts shown above take into account the effect of currency swaps, forward contracts and other derivatives entered into to manage these currency and interest rate exposures.

Floating rate debt comprises bank borrowings and finance leases bearing interest at rates fixed in advance for periods ranging from overnight to less than one year largely by reference to inter-bank interest rates (US$ LIBOR, Sterling LIBOR, Swiss Franc LIBOR, Euribor).

Cash and liquid investments comprise cash deposits placed on money markets for periods of up to six months and high-quality liquid investments such as commercial paper and bonds.

As explained in the finance review on pages 30 to 34, the Group's policy is to spread its net worth across the currencies of the countries in which it invests. Interest rate swaps are entered into only for the purpose of managing the Group's mix of fixed and floating rate debt. Currency swaps are entered into only for the purpose of managing the Group's mix of fixed and floating rate debt by currency to ensure that the Group's debt funding sources match the currency of the Group's operations. In line with Group policy, all derivative contracts are entered into with highly-rated counterparties. Gains and losses arising on the re-translation of net worth are dealt with in the statement of total recognised gains and losses.

Transactional currency exposures arise in a number of the Group's operations and these result in net currency gains and losses which are recognised in the profit and loss account. As at 31st December 2004, these exposures were not material.

20 Treasury information *continued*

Fair values of debt, cash and liquid investments

A comparison by category of book values and fair values of all the Group's financial assets and financial liabilities (excluding short-term debtors and creditors) at 31st December 2004 and 31st December 2003 is set out below:

		Derivative contracts		Cash and liquid	Other financial	
	Gross debt €m	Gains €m	Losses €m	investments €m	instruments €m	Total €m
2003 book value	(3,428.9)	18.4	(195.5)	1,298.0	(34.3)	(2,342.3)
2003 fair value	(3,679.0)	225.7	(205.3)	1,298.0	(34.3)	(2,394.9)
Unrecognised gains and losses as at 31st December 2003	(250.1)	207.3	(9.8)	-	-	(52.6)
2004 book value	**(3,510.1)**	**1.2**	**(254.2)**	**1,322.4**	**(19.9)**	**(2,460.6)**
2004 fair value	**(3,745.7)**	**177.7**	**(264.0)**	**1,322.4**	**(19.9)**	**(2,529.5)**
Unrecognised gains and losses as at 31st December 2004	**(235.6)**	**176.5**	**(9.8)**	**-**	**-**	**(68.9)**
Reconciliation of movement in unrecognised gains and losses:						
At 31st December 2003	**(250.1)**	**207.3**	**(9.8)**	**-**	**-**	**(52.6)**
Portion recognised in 2004	**111.5**	**(91.3)**	**6.8**	**-**	**-**	**27.0**
Arising in 2004	**(97.0)**	**60.5**	**(6.8)**	**-**	**-**	**(43.3)**
At 31st December 2004	**(235.6)**	**176.5**	**(9.8)**	**-**	**-**	**(68.9)**
Of which, expected to be recognised						
- in 2005	**(70.7)**	**52.2**	**(5.5)**	**-**	**-**	**(24.0)**
- after 2005	**(164.9)**	**124.3**	**(4.3)**	**-**	**-**	**(44.9)**
	(235.6)	**176.5**	**(9.8)**	**-**	**-**	**(68.9)**

Other financial instruments comprise loans to joint ventures and deferred acquisition consideration due after more than one year.

Most of the fair value of derivative contracts arises from interest and currency swaps. A small portion arises from contracts to hedge future energy costs.

The book value of fixed rate debt and fixed rate swaps is the outstanding principal values of debt/swaps. The fair value of swaps and fixed rate debt is the net present value of future interest and capital payments discounted at prevailing interest rates. When the fixed interest rates on debt and swaps differ from prevailing rates, fair value will differ from book value. The fair value of floating rate instruments approximates book value.

As the Group has a policy of fixing interest rates on a portion of net debt, the fair value of such debt will be above book value when prevailing interest rates are below the fixed rates being paid by the Group.

At both 31st December 2004 and 31st December 2003, interest rates were generally below the fixed rates being paid by the Group. As a consequence, the fair value of the Group's fixed interest rate instruments included a net unrecognised loss of €68.9 million (2003 : €52.6 million).

21 Guarantees

The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: €3,425.3 million in respect of loans, bank advances and future lease obligations, €23.7 million in respect of deferred acquisition consideration, €141.5 million in respect of letters of credit and €14.2 million in respect of other obligations.

Pursuant to the provisions of Section 17, Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of certain of its subsidiary undertakings and of a general partnership in the Republic of Ireland for the financial year to 31st December 2004 and, as a result, such subsidiary undertakings and the general partnership have been exempted from the filing provisions of Section 7, Companies (Amendment) Act, 1986 and Regulation 20 of Statutory Instrument 396 of 1993 respectively.

22 Capital grants

	2004 €m	2003 €m
At 1st January	**12.7**	14.6
Translation adjustment	**-**	(0.1)
Arising on acquisitions during the year (note 29)	**-**	0.1
Received	**0.1**	0.1
	12.8	14.7
Released to Group profit and loss account	**(1.8)**	(2.0)
At 31st December	**11.0**	12.7

23 Provisions for liabilities and charges

	2004 €m	2003 €m
Deferred taxation	**528.3**	485.6
Other provisions for liabilities and charges	**325.7**	332.4
	854.0	818.0

Deferred taxation

	2004 €m	2003 €m
At 1st January	**485.6**	478.4
Translation adjustment	**(19.3)**	(63.3)
Provided during the year	**48.5**	67.1
Arising on acquisition	**13.5**	0.1
Transfers/reclassifications	**-**	3.3
At 31st December	**528.3**	485.6
Deferred taxation represents the following total timing differences		
Fixed assets, principally depreciation	**500.4**	476.3
Other timing differences including taxation losses	**27.9**	9.3
	528.3	485.6

23 Provisions for liabilities and charges *continued*

Other provisions for liabilities and charges

	At 1st January 2004 €m	Arising on acquisitions €m	Provided during year €m	Utilised during year €m	Reversed unused €m	Translation adjustment €m	At 31st December 2004 €m
Insurance (i)	**129.8**	**1.7**	**73.4**	**(52.7)**	**(0.1)**	**(7.6)**	**144.5**
Post-retirement obligations (ii)	**16.1**	**0.4**	**3.7**	**(3.4)**	**(1.4)**	**(0.4)**	**15.0**
Guarantees and warranties (iii)	**34.4**	**1.4**	**11.2**	**(12.1)**	**(1.6)**	**(0.6)**	**32.7**
Rationalisation and redundancy (iv)	**19.9**	**3.0**	**4.7**	**(15.9)**	**(1.2)**	**0.1**	**10.6**
Environment and remediation (v)	**77.1**	**4.2**	**11.7**	**(5.6)**	**(11.7)**	**(0.4)**	**75.3**
Other	**55.1**	**0.9**	**14.8**	**(22.2)**	**(2.0)**	**1.0**	**47.6**
Total	**332.4**	**11.6**	**119.5**	**(111.9)**	**(18.0)**	**(7.9)**	**325.7**

(i) Insurance

This provision relates to workers' compensation (employer's liability) and third-party liabilities or claims covered under the Group's self-insurance schemes. Due to the time frame that is often involved in such claims, a significant part of this provision is subject to actuarial valuation. Where this is not appropriate, other external assessments are made.

(ii) Post-retirement obligations

These comprise provisions for post-retirement healthcare obligations and life assurance obligations in respect of certain current and former employees in the United States in addition to early retirement for certain senior executives throughout the Group. The method of accounting for these provisions is similar to that used for pension obligations. The early retirement provisions are calculated using assumptions broadly in line with those set out in note 31 relating to pensions, while the principal actuarial assumption used in determining the required provisions is that healthcare costs will increase by 8% per annum.

(iii) Guarantees and warranties

Some products carry formal guarantees of satisfactory performance of varying periods following their purchase by customers. Provision is made for the estimated cost of honouring unexpired warranties. The expected timing of any payments under such guarantees and warranties is uncertain.

(iv) Rationalisation and redundancy

These provisions relate to obligations under various rationalisation and redundancy programmes throughout the Group, none of which is individually material. The Group expects these provisions to be utilised within three years.

(v) Environment and remediation

These provisions include obligations for site remediation and improvement costs to be incurred in compliance with local or national environmental regulations and constructive obligations stemming from best practice. Whilst a significant element of the total provision will reverse in the medium-term (being 2 to 10 years), the majority of the legal and constructive obligations applicable to long-lived assets will unwind over a 30-year time frame.

24 Share capital

	Equity		Non-equity	
	Ordinary Shares of €0.32 each	Income Shares of €0.02 each (i)	5% Cumulative Preference Shares of €1.27 each (ii)	7% 'A' Cumulative Preference Shares of €1.27 each (iii)
Authorised	€m	€m	€m	€m
At 1st January and 31st December	**235.2**	**14.7**	**0.2**	**1.1**
Number of Shares ('000)	**735,000**	**735,000**	**150**	**872**
Allotted, called-up and fully paid				
At 1st January	**168.7**	**10.6**	**0.1**	**1.1**
Share options and share participation schemes (iv)	**0.9**	**0.1**	–	–
Shares issued in lieu of dividends (v)	**0.7**	–	–	–
At 31st December	**170.3**	**10.7**	**0.1**	**1.1**
Number of Shares ('000)	**532,598**	**532,598**	**50**	**872**

(i) Income Shares

The Income Shares were created on 29th August 1988 for the express purpose of giving shareholders the choice of receiving dividends on either their Ordinary Shares or on their Income Shares (by notice of election to the Company). The Income Shares carried a different tax credit to the Ordinary Shares. The creation of the Income Shares was achieved by the allotment of fully paid Income Shares to each shareholder equal to his/her holding of Ordinary Shares but the shareholder is not entitled to an Income Share certificate, as a certificate for Ordinary Shares is deemed to include an equal number of Income Shares and a shareholder may only sell, transfer or transmit Income Shares with an equivalent number of Ordinary Shares. Income Shares carry no voting rights. Due to changes in Irish tax legislation since the creation of the Income Shares, dividends on the Company's Shares no longer carry a tax credit. As elections made by shareholders to receive dividends on their holding of Income Shares were no longer relevant, the Articles of Association were amended on 8th May 2002 to cancel such elections.

(ii) 5% Cumulative Preference Shares

The holders of the 5% Cumulative Preference Shares are entitled to a fixed cumulative preferential dividend at a rate of 5% per annum and priority in a winding up to repayment of capital, but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is in arrears. Dividends on the 5% Cumulative Preference Shares are payable half yearly on 15th April and 15th October in each year.

(iii) 7% 'A' Cumulative Preference Shares

The holders of the 7% 'A' Cumulative Preference Shares are entitled to a fixed cumulative preference dividend at a rate of 7% per annum and, subject to the rights of the holders of the 5% Cumulative Preference Shares, priority in a winding up to repayment of capital but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is in arrears. Dividends on the 7% 'A' Cumulative Preference Shares are payable half yearly on 5th April and 5th October in each year.

(iv) Share schemes

Share option schemes Under the terms of the employees' share option schemes, options are exercisable at prices varying from €6.5347 to €19.68 and Stg£5.3287 to Stg£12.04. At 31st December 2004, options over 26,687,557 shares had not yet been exercised. This figure includes options over 9,443,070 shares and 9,825,518 shares which can only be exercised after the expiration of three years and five years respectively from the dates of grant of those options and after specific EPS growth targets have been achieved.

24 Share capital *continued*

Savings-related share option schemes Under the terms of the savings-related share option schemes, options are outstanding over 570,114 shares and 933,855 shares, granted pursuant to three and five-year contracts respectively, and are exercisable at prices varying from €10.63 to €16.09 and Stg£7.18 to Stg£10.08. The price at which the options were granted under the schemes represented a discount of 15% to the market price on the date of grant. These options are normally exercisable within a period of six months after the third or fifth anniversary of the contract, whichever is applicable. In accordance with UITF 17 'Employee share schemes', no stock compensation expense has been recorded in relation to savings-related share option schemes.

Share participation schemes At 31st December 2004, 5,130,287 Ordinary Shares had been appropriated to participation schemes. The Ordinary Shares appropriated pursuant to these schemes were issued at market value on the dates of appropriation.

During the ten-year period commencing on 3rd May 2000, the total number of Ordinary Shares which may be issued, in respect of the share option schemes, the savings-related share option schemes, the share participation schemes and any subsequent share option schemes, may not exceed 15% in aggregate of the issued Ordinary share capital from time to time.

(v) Shares issued in lieu of dividends

In May 2004, 1,887,001 Ordinary Shares were issued to the holders of Ordinary Shares who elected to receive additional Ordinary Shares at a price of €16.91 per share, instead of part or all of the cash element of their 2003 final dividend. In November 2004, 230,009 Ordinary Shares were issued to the holders of Ordinary Shares who elected to receive additional Ordinary Shares at a price of €19.34 per share, instead of part or all of the cash element of their 2004 interim dividend.

25 Reserves

Group	Share premium account €m	Other reserves €m
At 1st January	2,078.3	9.9
Premium on shares issued	71.3	–
Expenses paid in respect of share issues	(0.3)	–
At 31st December	2,149.3	9.9

Company	Share premium account €m	Revaluation reserve €m	Profit and loss account €m
At 1st January	2,082.4	41.5	409.6
Premium on shares issued	71.3	–	–
Expenses paid in respect of share issues	(0.3)	–	–
Profit before taxation	–	–	1.4
Dividend received from subsidiary undertaking	–	–	213.2
Dividends paid and proposed	–	–	(175.8)
Currency translation effects	–	–	(375.4)
At 31st December	2,153.4	41.5	73.0

In accordance with Section 3 (2) of the Companies (Amendment) Act, 1986, the profit and loss account of the Company has not been presented separately in these financial statements.

26 Movements in shareholders' funds

	2004 €m	2003 €m
At 1st January	**4,758.9**	4,747.9
Profit retained for the financial year	**586.3**	492.4
Currency translation effects:		
- on results for the year	**(16.8)**	(23.7)
- on foreign currency net investments	**(183.3)**	(498.8)
Issue of shares	**36.6**	13.7
Shares issued in lieu of dividends	**36.4**	27.5
Expenses paid in respect of share issues	**(0.3)**	(0.1)
At 31st December	**5,217.8**	4,758.9

27 Minority shareholders' equity interest

	2004 €m	2003 €m
At 1st January	**90.6**	110.9
Translation adjustment	**(2.9)**	(16.3)
Profit on ordinary activities after taxation (less attributable to joint ventures and associates)	**7.5**	5.7
Dividends paid	**(7.5)**	(12.9)
Arising on acquisition (mainly buyout of minority interests)	**(5.1)**	3.2
At 31st December	**82.6**	90.6

28 Reconciliation of operating profit to net cash inflow from operating activities

	2004 €m	2003 €m
Group operating profit (excluding goodwill amortisation)	**1,157.9**	1,004.5
Depreciation charge	**494.4**	458.2
Capital grants released	**(1.8)**	(2.0)
Net movement on provisions during the year	**(10.4)**	(2.5)
Increase in working capital (note 17)	**(94.3)**	(62.0)
Net cash inflow from operating activities	**1,545.8**	1,396.2

29 Acquisition of subsidiary undertakings

The principal acquisitions during 2004 were:

Mainland Europe

Materials businesses – Hastag Holding in Switzerland; Abetoni and Jersanmäki in Finland; TSMK in Russia; and Prebet Zelislawice in Poland.

Products & Distribution businesses – Ergon, De Saegher, three GAMMA stores and Klaps in Belgium; Airvent, Broughton Controls and certain activities of Icopal in the United Kingdom; Mavotrans, NCD Builders Merchants and buyout of Kellen Concrete Products and GAMMA Sneek in the Netherlands.

Americas

Materials businesses – Elam Corporation and Amenia Sand & Gravel in New York State; Passaic Crushed Stone & Gallo Asphalt in New Jersey; Blue Rock Industries and Bridgecorp in Maine; purchase of an aggregate pit in New Mexico; Construction Products Corporation in Utah; Klamath Pacific in Oregon; Rohlin Construction Company in Iowa; Wyandot Dolomite and buyout of a joint venture with the Heritage Group in Ohio; and a transaction whereby asphalt and paving assets in metropolitan Cincinnati, Ohio were exchanged for operations in Maine, Ohio and in the Delaware/Maryland peninsula.

Products & Distribution businesses – Greenleaf Products, Anchor Block and the purchase of a 50% stake in Paver Systems in Florida; 80% of Custom Surfaces with operations in Georgia and South Carolina; Creative Surfaces in Alabama; Newbasis Central in Texas; Mega Cast in Georgia; Floral Glass in New York; Metro Roofing Distributors in Boston, Massachusetts; G.W. Killebrew in the Hawaiian Islands; and the final 20% stake in Vidrios Dell Orto in Chile.

	2004 €m	2003 €m
Tangible assets	**405.2**	879.8
Financial assets	**(8.1)**	25.4
Stocks	**45.8**	176.6
Debtors	**136.2**	233.1
Creditors	**(99.3)**	(232.3)
Taxation, including deferred taxation	**(16.1)**	(10.5)
Provisions	**(11.6)**	(68.4)
Capital grants	**-**	(0.1)
Minority shareholders' equity interest	**5.1**	(3.2)
Net assets acquired at fair value	**457.2**	1,000.4
Goodwill arising on acquisition	**104.9**	519.1
Consideration	**562.1**	1,519.5
Satisfied by		
Cash payment	**421.2**	1,110.1
Cash acquired on acquisition	**(26.8)**	(35.3)
Bank overdrafts assumed on acquisition	**104.1**	364.2
Net cash outflow	**498.5**	1,439.0
Loans and finance leases, net of liquid investments, assumed on acquisition	**7.8**	40.0
Deferred acquisition consideration	**55.8**	40.5
	562.1	1,519.5

29 Acquisition of subsidiary undertakings *continued*

Fair values on acquisition

The fair values were calculated as follows	Book values €m	Revaluation €m	Accounting policy alignment €m	Fair values €m
Fixed assets	**283.9**	**111.1**	**2.1**	**397.1**
Working capital	**91.5**	**(7.5)**	**(1.3)**	**82.7**
Provisions	**(6.6)**	**(5.7)**	**0.7**	**(11.6)**
Taxation, including deferred taxation	**(16.2)**	**5.0**	**(4.9)**	**(16.1)**
Minority shareholders' equity interest	**5.1**	**-**	**-**	**5.1**
Net assets acquired at fair value	**357.7**	**102.9**	**(3.4)**	**457.2**
Goodwill arising on acquisitions	**204.4**	**(102.9)**	**3.4**	**104.9**
Consideration	**562.1**	**-**	**-**	**562.1**

No provisions were made in respect of reorganisations, redundancies or related asset write-downs in the twelve months preceding the effective dates of acquisition.

The fair values set out above include provisional valuations for certain acquisitions completed in 2004; any eventual revisions to these provisional values will be reflected in the 2005 financial statements.

30 Operating leases

Operating lease rentals (charged before arriving at Group operating profit)	2004 €m	2003 €m
Hire of plant and machinery	**44.2**	63.5
Land and buildings	**69.6**	52.9
Other operating leases	**19.8**	11.6
	133.6	128.0

Annual commitments under operating leases which expire	Plant and machinery €m	Land and buildings €m	Other leases €m
Within one year	**7.1**	**10.1**	**4.4**
After one but within five years	**17.1**	**28.9**	**13.1**
After five years	**1.9**	**26.2**	**0.7**
	26.1	**65.2**	**18.2**

31 Pensions

The Group operates either defined benefit or defined contribution pension schemes in all its operating areas, with the exception of Estonia, Latvia, Russia, Slovakia, Ukraine, Argentina and Chile. Scheme assets are held in separate trustee administered funds.

Total pension costs for the year amounted to €132.9 million (2003 : €113.8 million) of which €78.4 million (2003 : €73.1 million) was paid in respect of defined contribution schemes.

The pension costs relating to the Group's defined benefit schemes are assessed in accordance with the advice of independent qualified actuaries. In Ireland and Britain, either the attained age or projected unit methods are used to assess pension costs, while in the Netherlands and Switzerland the valuations reflect the current unit method. In the case of the United States, valuations are performed using a variety of actuarial cost methodologies - current unit, projected unit and aggregate cost. The actuarial valuations range from April 2001 to January 2004.

31 Pensions *continued*

The assumptions which have the most significant effect on the results of the actuarial valuations are those relating to the rate of return on investments and the rates of increase in remuneration and pensions. It was assumed that the rate of return on investments would, on average, exceed annual remuneration increases by 2% and pension increases by 3% per annum.

The market value of the assets in the Group's defined benefit schemes as at the respective valuation dates totalled €1,190.4 million. As at those dates, a number of the schemes had a deficit on a current funding level basis; the combined deficiency of €96.4 million in these schemes, which have combined assets of €517.0 million, is being funded over the weighted average service lives of the members. A current funding level valuation determines whether the market value of the assets would have been sufficient at the valuation date to cover liabilities arising in respect of pensions in payment, preserved benefits for members whose pensionable service has ceased and accrued benefits for members in pensionable service, based on pensionable service to and pensionable earnings at the date of valuation, including revaluation on the statutory basis or such higher basis as has been promised. The valuations indicated that the actuarial value of total scheme assets was sufficient to cover 97% of the benefits that had accrued to the members of the combined schemes as at the valuation dates. This ratio expresses the proportion at the valuation date of the actuarial value of liabilities for pensioners' and deferred pensioners' benefits and for members' accrued benefits that is covered by the actuarial value of the assets excluding the actuarial value of future contributions.

At the year-end, €59.2 million (2003 : €60.4 million) was included in creditors in respect of pension liabilities and €5.3 million (2003 : €3.3 million) was included in debtors in respect of pension prepayments.

In general, actuarial valuations are not available for public inspection; however, the results of valuations are advised to members of the various schemes.

Financial Reporting Standard 17 - Retirement Benefits

Financial Reporting Standard 17 - Retirement Benefits (FRS 17), was issued by the Accounting Standards Board in November 2000 and represents a significant change in the method of accounting for pension costs compared with the previous rules as set out in Statement of Standard Accounting Practice 24 (SSAP 24). Full implementation of the new accounting rules prescribed by FRS 17 was deferred by the Accounting Standards Board with the standard being effective in respect of accounting periods commencing on 1st January 2005. The Group has elected to avail of the transitional provisions outlined in the standard which permit the use of the SSAP 24 regulations for determining pension cost but require the additional disclosure of the impact of the adoption of FRS 17 as at 31st December 2004, 31st December 2003 and 31st December 2002. On transition to International Financial Reporting Standards for the 2005 interim and full-year financial statements, the Group's pension expense for 2005 and the 2004 comparatives will be reported in accordance with IAS 19 - Employee Benefits. The Group estimates that the pension expense under IAS 19 will not be materially different to that disclosed below under FRS 17.

The Group operates defined benefit pension schemes in Ireland, Britain & Northern Ireland, the Netherlands, Switzerland and the United States. The valuations employed for FRS 17 disclosure purposes have been updated by the various schemes' independent qualified actuaries to take account of the requirements of the FRS in order to assess the liabilities of the combined defined benefit pension schemes as at 31st December 2004, 31st December 2003 and 31st December 2002. The valuations have been completed using the projected unit method.

Financial assumptions

Scheme liabilities

The major long-term assumptions used by the Group's actuaries to calculate scheme liabilities under FRS 17 as at 31st December 2004, 31st December 2003 and 31st December 2002 are as follows:

	Republic of Ireland			Britain & N. Ireland			Netherlands			Switzerland			United States		
	2004	2003	2002	**2004**	2003	2002	**2004**	2003	2002	**2004**	2003	2002	**2004**	2003	2002
Rate of increase in:	**%**	%	%	**%**	%	%	**%**	%	%	**%**	%	%	**%**	%	%
- salaries	**4**	4	4	**4.5**	4.5	4.5	**4**	4	4	**2.25**	2.25	2.25	**4.5**	4.5	4.5
- pensions in payment	**2**	2	2	**3**	3	3	**2**	2	2	**1.5**	1.5	1.5	**-**	-	-
Inflation	**2**	2	2	**2.5**	2.5	2.5	**2**	2	2	**1.5**	1.5	1.5	**2.5**	2.5	2.5
Discount rate	**4.75**	5.25	5.5	**5.25**	5.5	5.75	**4.75**	5.25	5.5	**3.25**	3.5	3.75	**5.75**	6.25	6.75

Scheme assets

The long-term rates of return expected at 31st December 2004, 31st December 2003 and 31st December 2002, analysed by class of investment, are as follows:

	Republic of Ireland			Britain & N. Ireland			Netherlands			Switzerland			United States		
	2004	2003	2002	**2004**	2003	2002	**2004**	2003	2002	**2004**	2003	2002	**2004**	2003	2002
	%	%	%	**%**	%	%	**%**	%	%	**%**	%	%	**%**	%	%
Equities	**7.75**	8.25	8.5	**7.75**	8	8	**7.75**	8.25	8.5	**6**	6	6.5	**8.25**	8.5	9
Bonds	**4.5**	5	4.75	**4.5**	4.75	4.5	**4.5**	5	4.75	**3**	3.5	4	**5.75**	6	6.75
Property	**7**	7	7	**7**	7	7	**7**	7	7	**4**	4	4	**7**	7	7
Other	**3**	3.5	3.5	**3.5**	3.5	3.5	**3**	3.5	3.5	**2.5**	2.5	2.5	**3**	3	3

31 Pensions *continued*

Impact of FRS 17 on Group balance sheet

The net pension liability as at 31st December 2004 is analysed as follows:

	Republic of Ireland €m	Britain & N. Ireland €m	Netherlands €m	Switzerland €m	United States €m	Total €m
Equities	**361.0**	**205.7**	**73.5**	**75.9**	**75.5**	**791.6**
Bonds	**154.0**	**126.9**	**99.0**	**93.9**	**38.2**	**512.0**
Property	**52.5**	**2.5**	**1.6**	**60.1**	**0.2**	**116.9**
Other	**14.5**	**1.8**	**5.2**	**13.8**	**5.0**	**40.3**
Total market value of assets	**582.0**	**336.9**	**179.3**	**243.7**	**118.9**	**1,460.8**
Actuarial value of liabilities	**(620.6)**	**(495.0)**	**(267.2)**	**(243.9)**	**(164.3)**	**(1,791.0)**
Recoverable deficit in schemes	**(38.6)**	**(158.1)**	**(87.9)**	**(0.2)**	**(45.4)**	**(330.2)**
Related deferred taxation asset	**4.8**	**47.4**	**30.7**	**0.1**	**18.2**	**101.2**
Net pension liability	**(33.8)**	**(110.7)**	**(57.2)**	**(0.1)**	**(27.2)**	**(229.0)**

The corresponding net pension liability as at 31st December 2003 was as follows:

	Republic of Ireland €m	Britain & N. Ireland €m	Netherlands €m	Switzerland €m	United States €m	Total €m
Equities	345.9	193.8	62.1	59.4	79.5	740.7
Bonds	131.1	106.7	78.5	75.2	35.0	426.5
Property	47.3	–	1.3	46.9	–	95.5
Other	12.7	4.0	9.0	10.0	4.9	40.6
Total market value of assets	537.0	304.5	150.9	191.5	119.4	1,303.3
Actuarial value of liabilities	(538.9)	(439.2)	(213.5)	(177.8)	(157.9)	(1,527.3)
Recoverable (deficit)/surplus in schemes	(1.9)	(134.7)	(62.6)	13.7	(38.5)	(224.0)
Related deferred taxation asset/(liability)	0.2	40.4	21.9	(4.8)	15.4	73.1
Net pension (liability)/asset	(1.7)	(94.3)	(40.7)	8.9	(23.1)	(150.9)

The corresponding net pension liability as at 31st December 2002 was as follows:

	Republic of Ireland €m	Britain & N. Ireland €m	Netherlands €m	Switzerland €m	United States €m	Total €m
Equities	315.0	167.5	27.3	41.3	71.3	622.4
Bonds	112.7	101.4	27.4	92.7	36.3	370.5
Property	48.5	–	–	37.0	–	85.5
Other	13.6	11.7	1.4	11.5	17.9	56.1
Total market value of assets	489.8	280.6	56.1	182.5	125.5	1,134.5
Actuarial value of liabilities	(489.2)	(398.4)	(100.9)	(169.6)	(171.0)	(1,329.1)
Recoverable (deficit)/surplus in schemes	0.6	(117.8)	(44.8)	12.9	(45.5)	(194.6)
Related deferred taxation asset/(liability)	(0.1)	35.3	15.7	(4.5)	18.2	64.6
Net pension (liability)/asset	0.5	(82.5)	(29.1)	8.4	(27.3)	(130.0)

31 Pensions *continued*

	2004	2003	2002
Shareholders' funds	**€m**	€m	€m
Shareholders' funds excluding pension liability	**5,217.8**	4,758.9	4,747.9
Pension liability	**(229.0)**	(150.9)	(130.0)
Shareholders' funds including pension liability	**4,988.8**	4,608.0	4,617.9
Reserves			
Profit and loss account excluding pension liability	**2,876.4**	2,490.2	2,520.3
Pension liability	**(229.0)**	(150.9)	(130.0)
Profit and loss account including pension liability	**2,647.4**	2,339.3	2,390.3

Impact of FRS 17 on reported profit

The following is a pro-forma indication of the impact on the Group profit and loss account for 2004 and 2003 if the Group had implemented FRS 17 in full for the two years ended 31st December 2004 and 31st December 2003.

	2004			2003		
	SSAP 24 pension expense €m	**Total net pension cost under FRS 17 €m**	**Incremental profit impact of FRS 17 €m**	SSAP 24 pension expense €m	Total net pension cost under FRS 17 €m	Incremental profit impact of FRS 17 €m
Impact on Group operating profit						
Pension cost/current service cost	**(132.9)**	**(132.9)**	**–**	(113.8)	(116.5)	(2.7)
Past service cost	**–**	**(0.1)**	**(0.1)**	–	(10.4)	(10.4)
Total operating charge	**(132.9)**	**(133.0)**	**(0.1)**	(113.8)	(126.9)	(13.1)
Impact on other finance income						
Expected return on pension scheme assets	**–**	**89.5**	**89.5**	–	72.4	72.4
Interest on pension scheme liabilities	**–**	**(81.0)**	**(81.0)**	–	(70.3)	(70.3)
Net return	**–**	**8.5**	**8.5**	–	2.1	2.1
Total net impact on reported profits	**(132.9)**	**(124.5)**	**8.4**	(113.8)	(124.8)	(11.0)

31 Pensions *continued*

Analysis of amount which would have been recognised in 2004 statement of total recognised gains and losses (STRGL)

	Republic of Ireland €m	Britain & N. Ireland €m	Netherlands €m	Switzerland €m	United States €m	Total €m
Actual return less expected return on pension scheme assets	**6.8**	**3.9**	**(2.0)**	**(3.4)**	**1.0**	**6.3**
Experience gains and losses arising on the scheme liabilities	**(5.2)**	**–**	**–**	**(2.5)**	**1.3**	**(6.4)**
Changes in assumptions underlying the present value of scheme liabilities	**(48.4)**	**(26.7)**	**(25.0)**	**(8.5)**	**(12.7)**	**(121.3)**
Actuarial loss recognised in STRGL	**(46.8)**	**(22.8)**	**(27.0)**	**(14.4)**	**(10.4)**	**(121.4)**
Movement in (deficit)/surplus during 2004						
Recoverable (deficit)/surplus at 1st January	**(1.9)**	**(134.7)**	**(62.6)**	**13.7**	**(38.5)**	**(224.0)**
Translation	**–**	**1.0**	**–**	**0.1**	**3.7**	**4.8**
Movement in year						
Acquisitions/disposals	**–**	**–**	**(0.8)**	**0.2**	**–**	**(0.6)**
Current service costs	**(11.4)**	**(13.8)**	**(14.9)**	**(8.7)**	**(5.7)**	**(54.5)**
Employer contributions paid	**10.7**	**15.7**	**18.2**	**6.3**	**6.2**	**57.1**
Past service cost: enhancements	**–**	**–**	**–**	**(0.1)**	**–**	**(0.1)**
Other finance income	**10.8**	**(3.5)**	**(0.8)**	**2.7**	**(0.7)**	**8.5**
Actuarial loss recognised in STRGL	**(46.8)**	**(22.8)**	**(27.0)**	**(14.4)**	**(10.4)**	**(121.4)**
Recoverable deficit at 31st December	**(38.6)**	**(158.1)**	**(87.9)**	**(0.2)**	**(45.4)**	**(330.2)**
Experience gains and losses in 2004						
Actual return less expected return on pension scheme assets (€m)	**6.8**	**3.9**	**(2.0)**	**(3.4)**	**1.0**	**6.3**
% of scheme assets	**1.2%**	**1.2%**	**-1.1%**	**-1.4%**	**0.8%**	**0.4%**
Experience gains and losses arising on the scheme liabilities (€m)	**(5.2)**	**–**	**–**	**(2.5)**	**1.3**	**(6.4)**
% of the present value of the scheme liabilities	**0.8%**	**–**	**–**	**1.0%**	**-0.8%**	**0.4%**
Total amount recognised in STRGL (€m)	**(46.8)**	**(22.8)**	**(27.0)**	**(14.4)**	**(10.4)**	**(121.4)**
% of the present value of the scheme liabilities	**7.5%**	**4.6%**	**10.1%**	**5.9%**	**6.3%**	**6.8%**

Impact on 2003 STRGL

The corresponding amount which would have been recognised in 2003 STRGL is analysed as follows:

	Republic of Ireland €m	Britain & N. Ireland €m	Netherlands €m	Switzerland €m	United States €m	Total €m
Actual return less expected return on pension scheme assets	24.6	23.3	15.6	7.6	13.6	84.7
Experience gains and losses arising on the scheme liabilities	(8.3)	2.0	–	(0.9)	(0.6)	(7.8)
Changes in assumptions underlying the present value of scheme liabilities	(27.8)	(46.7)	(3.3)	(6.0)	(11.6)	(95.4)
Actuarial (loss)/gain recognised in STRGL	(11.5)	(21.4)	12.3	0.7	1.4	(18.5)
Movement in (deficit)/surplus during 2003						
Recoverable (deficit)/surplus at 1st January	0.6	(117.8)	(44.8)	12.9	(45.5)	(194.6)
Translation	–	9.6	–	(0.9)	7.8	16.5
Movement in year						
Acquisitions/disposals	–	–	(16.0)	(0.1)	–	(16.1)
Current service costs	(10.1)	(13.6)	(6.5)	(5.9)	(6.3)	(42.4)
Employer contributions paid	10.2	13.2	8.2	5.3	2.5	39.4
Past service cost: (enhancements)/curtailments	–	–	(13.8)	–	3.4	(10.4)
Other finance income	8.9	(4.7)	(2.0)	1.7	(1.8)	2.1
Actuarial (loss)/gain recognised in STRGL	(11.5)	(21.4)	12.3	0.7	1.4	(18.5)
Recoverable (deficit)/surplus at 31st December	(1.9)	(134.7)	(62.6)	13.7	(38.5)	(224.0)
Experience gains and losses in 2003						
Actual return less expected return on pension scheme assets (€m)	24.6	23.3	15.6	7.6	13.6	84.7
% of scheme assets	4.6%	7.7%	10.3%	4.0%	11.4%	6.5%
Experience gains and losses arising on the scheme liabilities (€m)	(8.3)	2.0	–	(0.9)	(0.6)	(7.8)
% of the present value of the scheme liabilities	1.5%	-0.5%	–	0.5%	0.4%	0.5%
Total amount recognised in STRGL (€m)	(11.5)	(21.4)	12.3	0.7	1.4	(18.5)
% of the present value of the scheme liabilities	2.1%	4.9%	-5.8%	-0.4%	-0.9%	1.2%

31 Pensions *continued*

Impact on 2002 STRGL	Republic of Ireland €m	Britain & N. Ireland €m	Netherlands €m	Switzerland €m	United States €m	Total €m
The corresponding amount which would have been recognised in 2002 STRGL is analysed as follows:						
Actual return less expected return on pension scheme assets	(171.6)	(58.1)	(16.8)	(16.8)	(25.0)	(288.3)
Experience gains and losses arising on the scheme liabilities	(13.8)	(4.3)	(5.1)	16.6	1.5	(5.1)
Changes in assumptions underlying the present value of scheme liabilities	(20.1)	–	(4.3)	(2.1)	(5.9)	(32.4)
Actuarial loss recognised in STRGL	(205.5)	(62.4)	(26.2)	(2.3)	(29.4)	(325.8)
Movement in (deficit)/surplus during 2002						
Recoverable surplus/(deficit) at 1st January	189.4	(58.1)	(16.8)	15.7	(16.3)	113.9
Translation	–	5.6	–	0.3	5.9	11.8
Movement in year						
Acquisitions/disposals	–	–	–	(1.3)	–	(1.3)
Current service costs	(8.3)	(14.4)	(6.1)	(3.7)	(6.5)	(39.0)
Employer contributions paid	1.5	11.2	4.3	3.0	1.9	21.9
Past service cost: enhancements	–	(0.6)	(0.7)	–	(0.6)	(1.9)
Other finance income	23.5	0.9	0.7	1.2	(0.5)	25.8
Actuarial loss recognised in STRGL	(205.5)	(62.4)	(26.2)	(2.3)	(29.4)	(325.8)
Recoverable (deficit)/surplus at 31st December	0.6	(117.8)	(44.8)	12.9	(45.5)	(194.6)
Experience gains and losses in 2002						
Actual return less expected return on pension scheme assets (€m)	(171.6)	(58.1)	(16.8)	(16.8)	(25.0)	(288.3)
% of scheme assets	-35.0%	-20.7%	-29.9%	-9.2%	-19.9%	-25.4%
Experience gains and losses arising on the scheme liabilities (€m)	(13.8)	(4.3)	(5.1)	16.6	1.5	(5.1)
% of the present value of the scheme liabilities	2.8%	1.1%	5.1%	-9.8%	-0.9%	0.4%
Total amount recognised in STRGL (€m)	(205.5)	(62.4)	(26.2)	(2.3)	(29.4)	(325.8)
% of the present value of the scheme liabilities	42.0%	15.7%	26.0%	1.4%	17.2%	24.5%

32 Board approval

The Board of Directors approved the financial statements on 28th February 2005.

Group financial summary

		1994 €m	1995 €m	1996 €m	1997 €m	1998 €m
Turnover including share of joint ventures		2,193.3	2,520.0	3,354.1	4,234.3	5,210.9
Less: share of joint ventures		128.5	92.9	152.0	154.7	176.6
		2,064.8	2,427.1	3,202.1	4,079.6	5,034.3
Operating profit		171.7	223.2	282.7	348.5	441.9
Goodwill amortisation		–	–	–	–	(1.3)
Profit on disposal of fixed assets		1.5	1.4	0.8	9.2	11.2
Exceptional items		–	–	–	–	–
Profit on ordinary activies before interest		173.2	224.6	283.5	357.7	451.8
Net interest payable						
- Group		(23.4)	(19.1)	(24.3)	(32.1)	(37.5)
- share of joint ventures and associates		(1.6)	(1.6)	(3.3)	(4.1)	(5.4)
Profit on ordinary activities before taxation		148.2	203.9	255.9	321.5	408.9
Taxation on profit on ordinary activities		(27.7)	(41.8)	(58.3)	(75.7)	(99.9)
Taxation on exceptional items		–	–	–	–	–
Profit on ordinary activities after taxation		120.5	162.1	197.6	245.8	309.0
Employment of capital						
Fixed assets						
- Intangible asset - goodwill		–	–	–	–	138.2
- Tangible assets		806.5	895.2	1,235.5	1,518.8	2,287.6
- Financial assets		73.0	118.2	127.3	131.5	52.6
Net current assets	(a)	114.4	132.9	255.3	313.4	512.5
Other liabilities	(b)	–	(13.0)	(25.0)	(60.8)	(286.3)
		993.9	1,133.3	1,593.1	1,902.9	2,704.6
Financed as follows						
Equity shareholders' funds		756.4	868.2	1,055.8	1,308.4	1,552.8
Non-equity share capital		1.2	1.2	1.2	1.2	1.2
Minority shareholders' equity interest		13.0	11.7	12.5	13.7	285.3
Capital grants		12.7	12.1	11.1	10.4	19.9
Deferred taxation		43.7	48.9	70.3	104.0	115.9
Debt/(cash)	(c)	(30.4)	189.3	442.2	465.2	729.5
Convertible capital bonds	(d)	197.3	1.9	–	–	–
		993.9	1,133.3	1,593.1	1,902.9	2,704.6
Purchase of tangible assets		65.6	109.2	150.0	147.3	232.1
Acquisitions and investments		202.7	164.3	532.2	240.5	603.8
Total capital expenditure		268.3	273.5	682.2	387.8	835.9
Depreciation and goodwill amortisation		71.0	81.1	103.6	129.1	165.9
Earnings per share:						
- including goodwill amortisation (cent)		30.7	41.1	48.7	58.1	72.1
- excluding goodwill amortisation (cent)		30.7	41.1	48.7	58.1	72.4
Dividend per share (cent)		9.36	10.52	11.80	13.54	15.61
Cash earnings per share (cent)	(e)	49.1	62.0	74.4	88.9	111.2
Dividend cover (times)	(f)	3.27	3.87	4.02	4.27	4.59

1999 €m	2000 €m	2001 €m	2002 €m	2003 €m	**2004 €m**
6,733.8	8,869.8	10,443.5	10,794.1	11,079.8	**12,819.7**
134.4	168.0	236.7	276.9	305.5	**539.6**
6,599.4	8,701.8	10,206.8	10,517.2	10,774.3	**12,280.1**
676.0	918.5	1,020.1	1,048.1	1,044.7	**1,247.0**
(19.7)	(43.7)	(60.6)	(69.6)	(75.5)	**(101.4)**
7.1	12.8	16.7	15.7	13.0	**11.3**
64.2	–	–	–	–	**–**
727.6	887.6	976.2	994.2	982.2	**1,156.9**
(91.8)	(190.0)	(169.7)	(131.4)	(112.8)	**(126.0)**
(0.9)	(0.9)	(3.6)	(7.1)	(5.2)	**(13.9)**
634.9	696.7	802.9	855.7	864.2	**1,017.0**
(152.0)	(193.7)	(217.0)	(226.8)	(217.6)	**(247.1)**
(25.7)	–	–	–	–	**–**
457.2	503.0	585.9	628.9	646.6	**769.9**
629.2	954.6	1,153.5	1,154.1	1,474.5	**1,443.5**
3,225.8	4,550.9	5,150.5	5,004.4	5,145.4	**5,319.9**
66.6	104.0	315.8	274.8	348.7	**702.4**
607.9	915.1	1,039.8	1,078.4	1,116.2	**1,243.7**
(430.3)	(469.8)	(479.3)	(443.4)	(428.9)	**(429.1)**
4,099.2	6,054.8	7,180.3	7,068.3	7,655.9	**8,280.4**
2,200.5	3,073.9	4,734.2	4,746.7	4,757.7	**5,216.6**
1.2	1.2	1.2	1.2	1.2	**1.2**
37.0	35.7	135.1	110.9	90.6	**82.6**
18.8	17.3	15.7	14.6	12.7	**11.0**
172.4	306.9	400.4	485.0	485.6	**528.3**
1,669.3	2,619.8	1,893.7	1,709.9	2,308.1	**2,440.7**
–	–	–	–	–	**–**
4,099.2	6,054.8	7,180.3	7,068.3	7,655.9	**8,280.4**
360.1	429.5	452.3	367.4	402.0	**520.2**
1,420.7	1,605.1	1,080.1	991.8	1,615.3	**921.8**
1,780.8	2,034.6	1,532.4	1,359.2	2,017.3	**1,442.0**
275.1	395.4	496.7	525.9	533.7	**595.8**
97.0	113.8	115.3	119.2	121.9	**143.9**
101.6	123.8	127.3	132.5	136.2	**163.1**
18.22	20.77	23.00	25.40	28.10	**33.00**
161.2	204.1	213.7	219.8	223.4	**256.4**
5.29	5.34	4.85	4.68	4.32	**4.34**

(a) Excluding bank advances and cash and liquid investments which are included under debt.

(b) Includes deferred acquisition consideration due after more than one year and provisions for liabilities and charges excluding deferred taxation.

(c) Debt/(cash) = loans + bank advances - cash and liquid investments.

(d) Including supplemental interest.

(e) Cash earnings per share = the sum of attributable profits, depreciation and goodwill amortisation divided by the average number of shares.

(f) Excluding exceptional net gains in 1999.

Additional information for United States investors

CRH shares are traded in the United States on the National Association of Securities Dealers Automated Quotation System (NASDAQ) in the form of American Depositary Shares (ADSs) and held in the form of American Depositary Receipts (ADRs). The ticker symbol is CRHCY. The administration of the ADRs is handled by Citibank, N.A. of New York. Each ADS represents one Ordinary Share of the Company.

CRH will be filing an Annual Report on Form 20-F in respect of the year ended 31st December 2004 with the Securities and Exchange Commission (SEC). This report is available to shareholders when filed and copies will be supplied on application to the Secretary.

The consolidated financial statements on pages 56 to 91 are prepared in accordance with accounting principles generally accepted in the Republic of Ireland (Irish GAAP). Irish GAAP, which are consistent with accounting principles generally accepted in the United Kingdom, differ in certain significant respects from accounting principles generally accepted in the United States (US GAAP). The adjustments necessary to state net income and shareholders' equity under US GAAP are shown in the table on page 96.

(i) Asset retirement obligations

In June 2001, the United States Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) 143 "Accounting for Asset Retirement Obligations". SFAS 143 is effective for accounting periods beginning after 15th June 2002. SFAS 143 requires companies to record liabilities equal to the fair value of their asset retirement obligations (ARO) when they are incurred (typically when the asset is purchased). Over time, the ARO liability is accreted for the change in its present value each period. While Irish GAAP similarly require such liabilities to be recognised as provisions, the detailed computations required by SFAS 143 result in differences between Irish and US GAAP; the adjustments under US GAAP are described below.

The Group's liability for restoration of quarry assets arises over a number of reporting periods and is directly related to the degree of extraction performed. Under both Irish GAAP and US GAAP, the Group has adopted an incremental provisioning methodology in order to recognise asset retirement obligations in line with extraction. Incremental liabilities incurred in subsequent reporting periods are considered to be an additional layer of the original liability and are calculated using assumptions applicable in those subsequent periods.

The adjustment of €4.0 million charged against income comprises a long-lived asset depreciation expense of €4.5 million (including full write-off of the asset related to incremental asset retirement obligations in 2004) together with an accretion expense of €1.2 million on the total ARO liability, stated net of the €1.7 million environment and remediation provisions already charged to net income under Irish GAAP.

(ii) Accounting for derivative instruments and hedging activities

SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" requires that, for US GAAP purposes only, all derivatives be recognised on the balance sheet at fair value. Derivatives which are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged item through income, or recognised in the statement of other comprehensive income until the hedged item is recognised in income. The ineffective portion of a derivative's change in fair value is immediately recognised in income. Irish GAAP does not require that derivatives be recognised on the balance sheet at fair value.

(iii) Stock-based employee compensation expense

Under the terms of the Group's employee share option schemes, as described in note 24 to the consolidated financial statements, options can only be exercised after the expiration of three years or five years from the dates of grant and after specific EPS growth targets have been achieved. The number of shares that may be acquired by employees is therefore not fully determinable until after the date of the grant, and accordingly the share option schemes are variable plans within the meaning of the US Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Under Irish GAAP, such employee options do not currently result in charges against income.

Under the terms of the Group's 2000 savings-related share option schemes, employees were granted options with a three-year and five-year contract term respectively from the dates of grant of those options. The exercise price at which the options are granted under the schemes represents a discount of 15% to the market price on the date of grant. In accordance with Emerging Issues Task Force No. 00-23 (EITF 00-23) all such schemes are deemed compensatory given that they have a duration exceeding 27 months and therefore a compensation cost is recognised under APB 25 for grants that occur after 24th January 2002. Under Irish GAAP, such savings-related share option schemes do not currently result in charges against income.

US GAAP, as set forth in SFAS 123 "Accounting for Stock-Based Compensation", encourage, but do not require, companies to adopt a fair value approach to valuing share options that would require compensation cost to be recognised based on the fair value of share options granted.

The Group has elected, as permitted by SFAS 123, to follow the intrinsic value based method of accounting for share options as set out in APB 25. Compensation expense is booked to income each period from the date of grant, or the date on which achievement of the EPS growth targets is deemed probable, if later, to the "date of measurement" based on the difference between the price an employee must pay to acquire the shares underlying the option and the quoted market price of the shares at the end of each period. The "date of measurement" is the first date on which the relevant EPS growth targets have been achieved.

(iv) Goodwill

With effect for accounting periods ended on or after 23rd December 1998, Irish GAAP require goodwill to be capitalised and amortised periodically against income. Prior to the 1998 financial year, goodwill was written-off as incurred against shareholders' equity. As permitted by Irish GAAP, all goodwill thus written-off against shareholders' equity under the Group's former accounting policy remains eliminated against that equity and has not been reinstated in the Group balance sheet. This is not permitted under US GAAP, and accordingly, an adjustment is required under US GAAP to capitalise all goodwill eliminated against shareholders' equity. Under US GAAP in effect until 1st January 2002 (see paragraph below referring to SFAS 141 and SFAS 142 issued by the FASB in June 2001), this capitalised goodwill was also required to be amortised to income over its estimated useful life; for the purposes of this reconciliation, a useful life of 40 years had been adopted.

In June 2001, the FASB issued SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets", both of which were effective for fiscal years beginning after 15th December 2001. Under the new rules, goodwill is no longer amortised under US GAAP, but is subject to annual impairment tests in accordance with the Statements. In addition, impairment tests are also required at other dates if indicators of impairment are present. The Group applied the new rules on accounting for goodwill and other intangible assets beginning 1st January 2002 and performed the first of the required annual impairment tests of goodwill as of that date. Both the 2003 and 2004 impairment tests indicated that no impairment had occurred.

The Irish GAAP goodwill amortisation expense of €101.4 million for the year ended 31st December 2004 is eliminated under US GAAP and replaced by a net expense of €40.8 million, comprising acquisition-related payments of €12.2 million included in goodwill under Irish GAAP and expensed under US GAAP, a depreciation credit of €0.7 million and a net charge of €29.3 million for intangible asset amortisation.

(v) Property revaluations

Under Irish GAAP, properties may be restated on the basis of appraised values in financial statements prepared in all other respects in accordance with the historical cost convention. Such restatements are not permitted under US GAAP, and accordingly, adjustments to net income and shareholders' equity are required to eliminate the effect of such restatements.

(vi) Capital grants deferred

Under Irish GAAP, capital grants received in respect of the purchase of tangible fixed assets are treated as a deferred credit, a portion of which is released to the income statement annually over the useful economic life of the asset to which it relates. Under US GAAP, this deferred credit would be netted against the gross cost of the relevant tangible fixed asset and the depreciation expense would be reduced accordingly. However, the differing presentation of capital grants under Irish and US GAAP does not give rise to any difference with respect to net income and shareholders' equity.

(vii) Impairment of long-lived assets

Under Irish GAAP, impairment is assessed by comparing the carrying value of an asset with its recoverable amount (being the higher of net realisable value and value in use). Net realisable value is defined as the amount at which an asset could be disposed of net of any direct selling costs. Value in use is defined as the present value of the future cash flows obtainable through continued use of an asset including those anticipated to be realised on its eventual disposal. Under US GAAP, an asset held for use is deemed to be impaired if the sum of the expected future cash flows (undiscounted and before interest charges) is less than the carrying value. If the latter criterion is satisfied, the quantum of impairment is determined by comparing the carrying value of the asset against its fair value. Such impairment reviews are only performed if impairment indicators exist. A long-lived asset classified as held for sale is measured at the lower of its carrying amount or fair value less costs to sell. These financial statements do not reflect any asset impairments under either Irish or US GAAP in the years ended 31st December 2004 and 31st December 2003.

(viii) Pensions

Under Irish GAAP (as set out in SSAP 24 – see note 31 to the consolidated financial statements), pension costs in respect of the Group's defined benefit plans are assessed in accordance with the advice of independent actuaries, using assumptions and methods which, taken as a whole, produce the actuaries' best estimates of the cost of providing the pension benefits promised. US GAAP specifically require the use of the projected unit credit method for costing purposes, and the assumptions used must be based on current market rates. Furthermore, under US GAAP, an additional minimum pension liability relating to the excess of any unfunded accumulated benefit obligation over unrecognised prior service cost must be included within other comprehensive income.

(ix) Debt issue expenses

Prior to 2002, costs relating to the issue of debt securities were written-off in the income statement in the period in which costs were incurred as permitted by Irish GAAP. With effect from 1st January 2002, the Group amortises such expenses to income over the life of the debt, which is consistent with US GAAP.

(x) Dividends

Under Irish GAAP, dividends declared after the end of an accounting period in respect of that accounting period are deducted in arriving at the retained earnings at the end of that period. Under US GAAP, dividends are charged in the period in which the dividends are declared.

(xi) Deferred taxation and mineral reserves

The adjustments to net income under US GAAP referred to above give rise to movements in deferred taxation which are shown separately in the reconciliation on page 96. While Irish GAAP, and the Group's accounting policy for deferred taxation, allow for deferred taxation to be provided on material temporary differences to the extent that the taxation is expected to become payable/recoverable, in practice the Group expects all temporary differences to become payable/recoverable, and has therefore fully provided in its Irish GAAP financial statements for deferred taxation on all such differences as required by SFAS 109 "Accounting for Income Taxes", with the exception of the issue detailed in the following paragraph.

The unamortised cumulative uplift in mineral rights acquired in business acquisitions arising from temporary differences under SFAS 109 and the related deferred taxation liability are classified separately in the reconciliation. Similarly, in the reconciliation of net income, the amortisation of mineral reserves and the equal release in deferred income taxation are separately disclosed, resulting in a reduction in operating income under US GAAP and an equivalent reduction in income tax expense. These reclassifications have no net effect on the net income or net shareholders' equity under US GAAP. Under Irish GAAP, such deferred taxation differences are not recognised.

(xii) Other investments

Under Irish GAAP, investments listed on a recognised stock exchange are shown at cost. Where the securities are considered to be available-for-sale, US GAAP require that these investments be measured at fair value in the financial statements with the adjustment recognised in other comprehensive income. Following the increase in the Group's shareholding in SAMSE in December 2003 and the reclassification of its investment at that time in this company from other investments to investments in associated undertakings, the adjustment to restate the investment at fair value through other comprehensive income is no longer required.

(xiii) Interest capitalised

The interest relating to qualifying assets for 2004, 2003 and 2002 was not significant. Therefore, no adjustment was made to the carrying amounts of such qualifying assets to include an amount for capitalised interest expense as required by SFAS 34 "Capitalization of Interest Cost".

(xiv) Currency translation adjustment

The Group's financial statements are presented in euro. Results and cash flows of subsidiary, joint venture and associated undertakings based in non-euro countries are translated into euro at average exchange rates for each year, and the related balance sheets are translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiary, joint venture and associated undertakings at average rates, and on restatement of the opening net assets at closing rates, are dealt with in the statement of total recognised gains and losses under Irish GAAP and in the statement of comprehensive income under US GAAP. The currency translation adjustment included in comprehensive income on page 97 also includes the translation impact of the adjustments to net income under US GAAP for each year.

Reconciliation to US GAAP

Effect on net income	2004 €m	2003 €m
Net income (profit attributable to ordinary shareholders) as reported in the Group profit and loss account	**762.0**	640.6
US GAAP adjustments		
Cumulative adjustment on adoption of SFAS 143 (i)	**-**	(6.5)
Asset retirement obligations - liability accretion and asset depreciation charge (i)	**(4.0)**	(0.7)
Loss on derivative instruments (ii)	**(16.1)**	(20.0)
Stock-based employee compensation (iii)	**(25.2)**	(5.1)
Amortisation of intangible assets (iv)	**60.6**	45.7
Adjustment to depreciation due to elimination of revaluation surplus (v)	**0.4**	0.3
Pensions (viii)	**(14.0)**	(15.7)
Amortisation of debt issue expenses (ix)	**(0.3)**	(0.3)
Deferred taxation and mineral reserves (xi)		
- temporary differences	**20.5**	3.5
- uplift in mineral reserves	**(3.9)**	(8.2)
Net income attributable to ordinary shareholders under US GAAP	**780.0**	633.6
Arising from		
Net income from continuing operations	**780.0**	640.1
Cumulative adjustment on adoption of SFAS 143	**-**	(6.5)
Net income attributable to ordinary shareholders under US GAAP	**780.0**	633.6
Net income per share		
Basic net income arising from continuing operations per Ordinary Share/ ADS under US GAAP	**147.3c**	121.8c
Cumulative adjustment on adoption of SFAS 143	**-**	(1.2c)
Basic net income per Ordinary Share/ADS under US GAAP	**147.3c**	120.6c

Cumulative effect on shareholders' equity	2004 €m	2003 €m
Shareholders' equity as reported in the Group balance sheet	**5,217.8**	4,758.9
US GAAP adjustments		
SFAS 143 - net adjustments for asset retirement obligations (i)	**(13.4)**	(10.2)
Hedging instruments - fair value adjustments (ii)	**(8.1)**	(3.3)
Goodwill (iv)	**478.6**	418.8
Elimination of revaluation surplus (v)	**(27.6)**	(28.5)
Pensions (viii)	**84.1**	120.1
Debt issue expenses prepaid (ix)	**1.2**	1.6
Proposed dividends (x)	**124.7**	105.0
Deferred taxation and mineral reserves (xi)		
- temporary differences	**(341.7)**	(360.9)
- unamortised cumulative uplift in mineral reserves	**268.7**	276.2
Shareholders' equity under US GAAP	**5,784.3**	5,277.7

Statement of comprehensive income

	2004	2003
	€m	€m
Comprehensive income under US GAAP is as follows		
Net income attributable to ordinary shareholders under US GAAP	**780.0**	633.6
Other comprehensive income:		
- currency translation adjustment (xiv)	**(210.2)**	(553.8)
- derivative instruments - fair value adjustments (ii)	**11.3**	18.7
- movement in minimum liability on pensions (viii)	**(16.4)**	3.3
- unrealised loss on investment (xii)	**-**	(5.2)
	(215.3)	(537.0)
Comprehensive income	**564.7**	96.6

Accumulated other comprehensive income as at 31st December

	2004	2003
Accumulated foreign currency translation (xiv)	**(919.1)**	(708.9)
Cumulative fair value adjustment on derivatives (ii)	**41.6**	30.3
Minimum liability on pensions (viii)	**(35.1)**	(18.7)
	(912.6)	(697.3)

Management

Senior Group Staff

Liam O'Mahony
Chief Executive Officer

Myles Lee
Finance Director

Paul Barry
Internal Audit Director

Maeve Carton
Group Controller

Jack Golden
Human Resources Director

Angela Malone
Company Secretary

Albert Manifold
Group Development Director

Rossa McCann
Group Treasurer

Jim O'Brien
Group Technical Advisor

Eimear O'Flynn
Group Planning Manager

Pat O'Shea
Group Taxation Director

Europe

Materials

Declan Doyle
Managing Director

Frank Heisterkamp
Business Development Director

Alan Connolly
Finance Director

Eamon Geraghty
Technical Director

Tony Macken
Business Development Manager

Tony O'Loghlen
Chief Operating Officer

Henry Morris
Regional Director
Switzerland & Finland

Albert Manifold
Regional Director
Iberia

Finland

Rauno Vaulamo
Managing Director
Finnsementti

Lauri Ratia
Managing Director
Lohja Rudus

Ireland

Jim Nolan
Managing Director
Cement Lime Division

Ken McKnight
Managing Director
Irish Cement

Leo Grogan
Managing Director
Premier Periclase

Donal Dempsey
Managing Director
Roadstone-Wood & Farrans Group

Jim Farrell
Managing Director
Roadstone Dublin

Frank Byrne
Managing Director
Roadstone Provinces

John Hogan
Managing Director
John A. Wood

Noel Quinn
Managing Director
Farrans

Poland/Ukraine

Declan Maguire
Regional Director
Central Eastern Europe

Andrzej Ptak
Vice President
Grupa Ożarów

Spain

Sebastia Alegre
Managing Director
CRH Spain

Josep Masana
Chief Financial Officer

Josep Perxas
Divisional Director

Switzerland

Divisional Directors
Urs Sandmeier
Martin Glarner

The Americas

Michael O'Driscoll
Chief Financial Officer

Gary Hickman
Vice President Tax & Compliance

Materials

Tom Hill
Chief Executive Officer

Mark Towe
President & Chief Operating Officer

Glenn Culpepper
Chief Financial Officer

Charles Brown
Vice President Finance

John Hay
Vice President Government Relations

Michael Brady
Vice President Development

New England

John Keating
President
New England Division

Christian Zimmerman
President
Pike Industries

Jim Reger
President
P.J. Keating

New York/New Jersey

Chris Madden
President
New York/New Jersey

Ciaran Brennan
President
Callanan Industries

John Cooney
President
Tilcon NY

John Odenbach
President
Dolomite Group

George Thompson
President
Tilcon NJ

Central

Don Eshleman
President
Central Division

Randy Lake
President
Mid-Atlantic

Dan Montgomery
President
Shelly

Dennis Rickard
President
Michigan Paving & Materials

Dan Cooperrider
President
West Virginia Paving

West

Bill Sandbrook
President
West Division

Jeff Schaffer
President
Northwest Group

Shane Evans
President
Southwest Group

John Parson
President
Staker-Parson Group

Kurt Rasmussen
President
Iowa Group

Products & Distribution

John Wittstock
Group Managing Director

Jan Redeker
Advisor

Peter Erkamp
Finance Director

Michael Stirling
Human Resources Director

Concrete Products

Máirtín Clarke
Product Group Director

Edwin van den Berg
Development Director

Ivan Kingston
Development Director

Marc St. Nicolaas
Managing Director
Architectural Products Benelux

Jan van Dongen
Managing Director
Structural Concrete Netherlands

Rudy Aertgeerts
Managing Director
Structural Concrete Belgium

Claus Bering
Managing Director
Betonelement

Michel Welters
Managing Director
BMI

Hans-Josef Münch
Managing Director
EHL

Shaun Gray
Managing Director
Forticrete

Sand-lime

Mark van Loon
Managing Director
Calduran Sand-lime Brick

Clay Products

Ibstock Group

Liam Hughes
Product Group Director

Geoff Bull
Finance Director

Wayne Sheppard
Managing Director
Ibstock Brick

Mainland Europe

Jan van Ommen
Product Group Director

Aidan Grimes
Finance/Development Director

Claus Arntjen
Managing Director
AKA Ziegelwerke

Joanna Stelmasiak
Managing Director
CRH Klinkier

Insulation

Kees Verburg
Product Group Director

Ger Barry
Finance Director

John Nash
Development Director

Harry Cremers
Managing Director
PUR/PIR

Bart Kroesbergen
Managing Director
Unidek

Frank Noehmer
Managing Director
XPS/XPE

Building Products

Erik Bax
Product Group Director

Erwin Thys
Finance/Development Director

Kees-Jan van't Westeinde
Development Director

Geert-Jan van Schijndel
Managing Director
Fencing & Security

Gerben Stilma
Managing Director
Daylight & Ventilation

Dirk Vael
Managing Director
Construction Accessories

Distribution

Stephan Nanninga
Product Group Director

Kees van der Drift
Finance/Development Director

Philippe Denécé
Development Director
France

René Doors
Managing Director
Builders Merchants Netherlands

Harry Bosshardt
Managing Director
Builders Merchants Switzerland

Louis Bruzi
Managing Director
Builders Merchants Ile-de-France

Emiel Hopmans
Managing Director
DIY Europe

Jos de Nijs
Managing Director
Roofing Materials Netherlands

Anton Huizing
Managing Director
Specialist Merchants Netherlands

Richard Wachter
Managing Director
Sanitaryware, Ceramics Switzerland

Products & Distribution

Joe McCullough
Chief Executive Officer

David Clark
Vice President Development

North America

Architectural Products

Doug Black
Chief Executive Officer

Kelly Elliott
Chief Financial Officer

Scott Salmon
Vice President Development

Bertin Castonguay
Director Research & Development

Georges Archambault
President
APG Canada

Steve Matsick
President
Glen-Gery

Pat O'Sullivan
President
APG Concrete

Ted Kozikowski
President
APG West

Pete Kelly
President
APG Northeast

Keith Haas
President
APG South

Paul Valentine
President
APG Midwest

Jeff Dean
President
APG Retail

David Maske
President
Bonsal American

Precast

Jim Schack
Chief Executive Officer

Bob Quinn
Vice President Finance

Dave Steevens
Vice President Development

Tom Conroy
President
Northeast Division

Jan Olsen
President
Southeast Division

Ray Rhees
President
Central Division

Mark Schack
President
Western Division

George Hand
President
Eastern Pipe Division

David Shedd
President
Communication Division

Glass

Ted Hathaway
Chief Executive Officer

Dominic Maggiano
Chief Financial Officer

Daipayan Bhattacharya
Vice President Development & Technology

Jim Avanzini
Group President

Roy Orr
Group President

Bob Berleth
Region President

Brian Moore
Region President

Dale Sensing
Region President

Chuck Kaplanek
President
Commercial Projects Group

Distribution

Michael Lynch
Chief Executive Officer

Robert Feury Jr.
Chief Operating Officer

Greg Bloom
John McLaughlin
Vice Presidents

Brian Reilly
Chief Financial Officer

Dave Jenkins
Development Director

South America

Juan Carlos Girotti
Managing Director
CRH Sudamericana
Canteras Cerro Negro

Alejandro Javier Bertrán
Business Development Manager

Benjamin Fernandez
Business Development Manager

Argentina

Carlos Val
Managing Director
Superglass

Chile

Bernardo Alamos
Managing Director
Vidrios Dell Orto

Principal subsidiary undertakings

Europe Materials

Incorporated and operating in	% held	Products and services
Britain & Northern Ireland		
Farrans Limited (trading as Farrans (Construction), Ready Use Concrete, R.J. Maxwell & Son, Scott)	100	Aggregates, readymixed concrete, mortar, coated macadam, rooftiles, building and civil engineering contracting
Premier Cement Limited	100	Marketing and distribution of cement
T.B.F. Thompson (Properties) Limited	100	Property development
Finland		
Finnsementti Oy	100	Cement
Lohja Rudus Oy Ab	100	Aggregates and readymixed concrete
Ireland		
Irish Cement Limited	100	Cement
Premier Periclase Limited	100	High quality seawater magnesia
Roadstone-Wood Group		
Clogrennane Lime Limited	100	Burnt and hydrated lime
John A. Wood Limited	100	Aggregates, readymixed concrete, concrete blocks and pipes, asphalt, agricultural and chemical limestone and contract surfacing
Ormonde Brick Limited	100	Clay brick
Roadstone Dublin Limited	100	Aggregates, readymixed concrete, mortar, coated macadam, asphalt, contract surfacing and concrete blocks
Roadstone Provinces Limited	100	Aggregates, readymixed concrete, mortar, coated macadam, asphalt, contract surfacing, concrete blocks and rooftiles
Poland		
Bosta Beton Sp. z o.o.*	90.30	Readymixed concrete
Cementownia Rejowiec S.A.	100	Cement
Drogomex Sp. z o.o.*	99.91	Asphalt and contract surfacing
Faelbud S.A.*	100	Readymixed concrete, concrete products and concrete paving
Grupa Ożarów S.A.	100	Cement
Grupa Prefabet S.A.*	99.08	Concrete products
Kujawy Wapno Sp. z o.o.*	86.24	Production of lime and lime products
Masfalt Sp. z o.o.*	100	Asphalt and contract surfacing
O.K.S.M.	99.91	Aggregates
Polbet B-Complex S.A.*	100	Readymixed concrete and concrete paving
Prefabet Dlugi Kat S.A.*	96.70	Concrete products
ZPW Trzuskawica S.A.	86.24	Production of lime and lime products
Spain		
Beton Catalan Group		
Beton Catalan s.a.	100	Readymixed concrete
Cabi s.a.	99.99	Cementitious materials
Cantera de Aridos Puig Broca s.a.	99.81	Aggregates
Explotacion de Aridos Calizos s.a.	100	Aggregates
Formigo i Bigues s.a.	99.81	Aggregates
Formigons Girona s.a.	100	Readymixed concrete and precast concrete products
Suberolita s.a.	100	Readymixed concrete and precast concrete products
Tamuz s.a.	100	Aggregates
Switzerland		
JURA-Holding	100	Cement, aggregates and readymixed concrete
Ukraine		
Podilsky Cement	93.67	Cement

Europe Products & Distribution

Incorporated and operating in	% held	Products and services
Belgium		
Concrete products		
Douterloigne nv	100	Concrete floor elements, pavers and blocks
Ergon nv	100	Precast concrete structural elements
Klaps nv	100	Concrete paving, sewerage and water treatment products
Marlux nv	100	Decorative concrete paving
Omnidal nv	100	Precast concrete structural elements
Remacle sa	100	Precast concrete products
Schelfhout nv	100	Precast concrete wall elements
Building products		
Plakabeton nv	100	Construction accessories
Distribution		
Van Neerbos Bouwmarkten nv	100	DIY stores
Clay products		
Steenhandel J. De Saegher nv	100	Clay brick factors
Britain & Northern Ireland		
Concrete products		
Forticrete Limited	100	Concrete masonry products and rooftiles
Clay products		
Ibstock Brick Limited	100	Clay brick manufacturer
Kevington Building Products Limited	100	Specialist brick fabricator
Building products		
Airvent (Systems) Services Limited	100	Smoke ventilation systems and services
Broughton Controls Limited	100	Access control systems
Cox Building Products Limited	100	Domelights, ventilation systems and continuous rooflights

Incorporated and operating in	% held	Products and services
Europe Products & Distribution *continued*		
CRH Fencing Limited	100	Security fencing
Geoquip Limited	91.32	Perimeter intrusion detection systems
Insulation		
EcoTherm Insulations Limited*	100	PUR/PIR insulation
Springvale EPS Limited	100	EPS insulation and packaging
Denmark		
Betonelement A/S	100	Precast concrete structural elements
ThermiSol A/S	100	EPS insulation
Estonia		
ThermiSol OÜ	100	EPS insulation
Finland		
ThermiSol Oy	100	EPS insulation
France		
Building products		
Heda sa	100	Security fencing
Heras Clôture sarl	100	Temporary fencing
Plakabeton sa	100	Construction accessories
Concrete products		
Béton Moulé Industriel sa	99.82	Precast concrete products
Distribution		
Buscaglia sas*	100	Builders merchants
Matériaux Service sa	100	Builders merchants
Raboni sas*	100	Builders merchants
SC Inv sas*	57.87	Builders merchants
Germany		
Concrete products		
EHL AG	100	Concrete paving and landscape walling products
Clay products		
AKA Ziegelgruppe GmbH*	100	Clay brick, pavers and rooftiles
Building products		
Adronit GmbH	100	Security fencing and access control
Brakel Aero GmbH	100	Rooflights, glass roof structures and ventilation systems
Greschalux GmbH	100	Domelights and ventilation systems
Heras SKS GmbH	100	Security fencing
JET Tageslicht und RWA GmbH	100	Domelights, ventilation systems and continuous rooflights
Magnetic Autocontrol GmbH*	100	Vehicle and pedestrian access control systems
Insulation		
EcoTherm GmbH	100	PUR/PIR insulation
Gefinex GmbH	100	XPE insulation
Unidek GmbH	100	EPS insulation
Ireland		
Aerobord Limited	100	EPS insulation and packaging

Incorporated and operating in	% held	Products and services
Netherlands		
Concrete products		
Alvon Bouwsystemen bv	100	Precast concrete structural elements
De Ringvaart bv	100	Concrete piles and foundations
Dycore bv	100	Concrete flooring elements
Heembeton bv	100	Precast concrete structural elements
Kellen bv	100	Concrete paving products
Struyk Verwo bv	100	Concrete paving products
Sand-lime products		
Calduran bv	100	Sand-lime bricks and building elements
Clay products		
Kleiwarenfabriek Buggenum bv	100	Clay brick manufacturer
Kleiwarenfabriek De Bylandt bv	100	Clay brick and pavers
Kleiwarenfabriek De Waalwaard bv	100	Clay brick manufacturer
Kleiwarenfabriek Façade Beek bv	100	Clay brick manufacturer
Kleiwarenfabriek Joosten Kessel bv	100	Clay brick manufacturer
Kleiwarenfabriek Joosten Wessem bv	100	Clay brick manufacturer
Kooy Bilthoven bv	100	Clay brick factors
Building products		
Bik Bouwprodukten bv	100	Domelights and continuous rooflights
Brakel Atmos bv	100	Glass roof structures, continuous rooflights and ventilation systems
Heras Nederland bv	100	Security fencing and perimeter protection
Vaculux bv	100	Domelights
Mavotrans bv	100	Construction accessories
Insulation		
EcoTherm bv	100	PUR/PIR insulation
Unidek Group bv	100	EPS insulation
Distribution		
Cementbouw Detailhandel bv	100	DIY stores
CRH Roofing Materials bv	100	Roofing materials merchant
Eclips Bouwmarkten bv	100	DIY stores
Garfield Aluminium bv	100	Aluminium stockholding
NCD Bouwmaterialen Groep bv	100	Builders merchants
NVB Vermeulen Bouwstoffen bv	100	Builders merchants
Stoel van Klaveren Bouwstoffen bv	100	Builders merchants
Syntec bv	100	Ironmongery merchants
Ubbens Bouwmaterialen bv	100	Builders merchants
Van Neerbos Bouwmarkten bv	100	DIY stores
Van Neerbos Bouwmaten bv	100	Cash & Carry building materials
Van Neerbos Bouwmaterialen bv	100	Builders merchants
Poland		
Clay products		
CERG Sp. z o.o.*	51	Clay brick manufacturer

Principal subsidiary undertakings *continued*

Incorporated and operating in	% held	Products and services
Europe Products & Distribution *continued*		
CRH Klinkier Sp. z o.o.*	100	Clay brick manufacturer
Gozdnickie Zaklady Ceramiki Budowlanej Sp. z o.o.*	100	Clay brick manufacturer
Patoka Industries Limited Sp. z o.o.*	99.19	Clay brick manufacturer
Insulation		
Termo Organika Sp. z o.o	100	EPS insulation
Slovakia		
Premac Spol. s r.o.	100	Concrete paving and floor elements
Spain		
Plakabeton sa	100	Accessories for construction and precast concrete
Sweden		
ThermiSol AB	100	EPS insulation
Switzerland		
Baubedarf	100	Builders merchants
Richner	100	Sanitaryware and ceramic tiles
Americas Materials		
United States		
Callanan Industries, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
CPM Development Corporation	100	Aggregates, asphalt, readymixed concrete, prestressed concrete and related construction activities
Des Moines Asphalt & Paving, Co.	100	Asphalt and related construction activities
Dolomite Products Company, Inc.	100	Aggregates, asphalt and readymixed concrete
Evans Construction Company	100	Aggregates, asphalt, readymixed concrete and related construction activities
Hallett Construction Company	100	Aggregates
Hills Materials Company	100	Aggregates, asphalt, readymixed concrete and related construction activities
Michigan Materials and Aggregates Company	100	Aggregates, asphalt and related construction activities
Michigan Paving and Materials Company	100	Aggregates, asphalt and related construction activities
Nuckolls Concrete Services, Inc.	100	Readymixed concrete and related construction activities
Oldcastle Materials, Inc.	100	Holding company
Oldcastle Materials Southeast, Inc.	100	Aggregates
Oldcastle SW Group, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
Pennsy Supply, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
Pike Industries, Inc.	100	Aggregates, asphalt and related construction activities
P.J. Keating Company	100	Aggregates, asphalt and related construction activities
Rohlin Construction Company	100	Asphalt and related construction activities
Staker & Parson Companies	100	Aggregates, asphalt, readymixed concrete and related construction activities
The Shelly Company	100	Aggregates, asphalt and related construction activities
Stoneco, Inc.	100	Aggregates
Tilcon Connecticut, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
Tilcon New York, Inc.	100	Aggregates, asphalt and related construction activities
Americas Products & Distribution		
Argentina		
Canteras Cerro Negro S.A.	99.98	Clay rooftiles, wall tiles and floor tiles
CRH Sudamericana S.A.	100	Holding company
Superglass S.A.	100	Fabricated and tempered glass products
Canada		
Oldcastle Building Products Canada, Inc. (trading as Décor Precast, Groupe Permacon, Oldcastle Glass and Synertech Moulded Products)	100	Masonry, paving and retaining walls, utility boxes and trenches, and custom fabricated and tempered glass products
April Industries, Inc.	100	Custom fabricated and tempered glass products
Chile		
Vidrios Dell Orto, S.A.	99.90	Fabricated and tempered glass products
United States		
CRH America, Inc.	100	Holding company
Oldcastle, Inc.	100	Holding company
Oldcastle Building Products, Inc.	100	Holding company
Architectural Products group		
Anchor Concrete Products, Inc.	100	Specialty masonry and hardscape products
Big River Industries, Inc.	100	Lightweight aggregate and fly-ash
Custom Surfaces, Inc.	80	Custom fabrication and installation of countertops
Dixie Cut Stone & Marble, Inc.	100	Distributor and fabricator of specialty stone products
Georgia Masonry Supply, Inc.	100	Specialty masonry, distributor of clay bricks and related concrete and stone products
Glen-Gery Corporation	100	Clay brick
Northfield Block Company	100	Specialty masonry, hardscape and patio products
Oldcastle Architectural, Inc.	100	Holding company
Oldcastle APG Midwest, Inc. (trading as 4D, Akron Brick & Block, Bend Industries, Miller Material Co., Schuster's Building Products)	100	Specialty masonry, hardscape and patio products

Incorporated and operating in	% held	Products and services
Oldcastle APG Northeast, Inc. (trading as Arthur Whitcomb, Balcon, Betco Block, Betco Supreme, Domine Builders Supply, Foster-Southeastern, Oldcastle Easton, Trenwyth Industries)	100	Specialty masonry, hardscape and patio products
Oldcastle APG South, Inc. (trading as Adams Products, Big Rock Building Products, Bosse Concrete Products, Goria Enterprises, The Keystone Group)	100	Specialty masonry, hardscape and patio products
Oldcastle APG Texas, Inc. (trading as Custom-Crete, Custom Stone Supply, Eagle-Cordell Concrete Products, Jewell Concrete Products)	100	Specialty masonry and stone products, hardscape and patio products
Oldcastle APG West, Inc. (trading as Amcor Masonry Products, Central Pre-Mix Concrete Products, Sakrete of the Pacific Northwest, Sierra Building Products, Superlite Block, Young Block)	100	Specialty masonry, hardscape and patio products
Oldcastle Concrete Designs, Inc.	100	Specialty concrete products
Oldcastle Greenleaf, Inc.	100	Patio products, bagged stone, mulch and soil
Oldcastle Matt Stone Holdings, Inc.	100	Patio products
Oldcastle Retail, Inc. (trading as Bonsal American, Oldcastle Stone Products)	100	Pre-mixed products and specialty stone products
Oldcastle Westile, Inc.	100	Concrete rooftile and pavers
Distribution group		
Allied Building Products Corp.	100	Distribution of roofing, siding and related products, wallboard, metal studs and acoustical tile and grid
A.L.L. Roofing & Building Materials Corp.	100	Distribution of roofing and related products
Arzee Supply Corp. of New Jersey	100	Distribution of siding, roofing and related products
Glass group		
Oldcastle Glass, Inc.	100	Custom fabricated and tempered glass products
Southwest Aluminum Systems, Inc.	100	Architectural aluminium store fronts and doors
Precast group		
Oldcastle Precast, Inc. (trading as AFCO Precast, Amcor Precast, Brooks Products, Cayuga & Kerr Concrete Pipe, Chase Precast, Christy Concrete Products, Cloud Concrete, Mega Cast, NC Products, Rotondo Precast, Strescon Industries, Superior Concrete, Utility Vault, White Supply)	100	Precast concrete products, concrete pipe, prestressed plank and structural elements

Principal joint venture and associated undertakings

Incorporated and operating in	% held	Products and services
Europe Materials		
Ireland		
Kemek Limited*	50	Commercial explosives
Israel		
Mashav Initiating and Development Limited	25	Cement
Portugal		
Secil-Companhia Geral de Cal e Cimento, S.A.*	48.99	Cement, aggregates, concrete products, mortar and readymixed concrete
Europe Products & Distribution		
Belgium		
Gefinex Jackon nv	49	XPS insulation
France		
Groupe SAMSE*	23.40	Builders merchants and DIY stores
Germany		
Gefinex Jackon GmbH*	49	XPS insulation
Ireland		
Williaam Cox Ireland Limited	50	Glass constructions, continuous rooflights and ventilation systems
Netherlands		
Bouwmaterialenhandel de Schelde bv	50	DIY stores
Cementbouw bv*	45.03	Cement transport and trading, readymixed concrete and aggregates
Portugal		
Modelo Distribuição de Materiais de Construção sa*	50	Cash & Carry building materials
Americas Materials		
United States		
Boxley Aggregates of West Virginia, LLC*	50	Aggregates
Buckeye Ready Mix, LLC*	45	Readymixed concrete
Cadillac Asphalt, LLC*	50	Asphalt
Americas Products & Distribution		
United States		
Architectural Products group		
Landmark Stone Products, LLC	50	Veneer stone
Paver Systems, LLC	50	Hardscape products
Glass group		
Oldcastle Arpal, LLC*	50	High performance blast mitigation window and curtainwall systems

* Audited by firms other than Ernst & Young

Pursuant to Section 16 of the Companies Act, 1986, a full list of subsidiary, joint venture and associated undertakings will be annexed to the Company's Annual Return to be filed in the Companies Registration Office in Ireland.

Dividend payments

An interim dividend of 9.6c, with scrip alternative, was paid in respect of Ordinary Shares on 5th November 2004.

A final dividend of 23.4c, if approved, will be paid in respect of Ordinary Shares on 9th May 2005. A scrip alternative will be offered to shareholders.

Dividend Withholding Tax (DWT) must be deducted from dividends paid by an Irish resident company, unless a shareholder is entitled to an exemption and has submitted a properly completed exemption form to the Company's Registrars. DWT applies to dividends paid by way of cash or by way of shares under a scrip dividend scheme and is deducted at the standard rate of Income Tax (currently 20%). Non-resident shareholders and certain Irish companies, trusts, pension schemes, investment undertakings and charities may be entitled to claim exemption from DWT and have been sent the relevant form. Further copies of the form may be obtained from Capita Corporate Registrars Plc. Shareholders should note that DWT will be deducted from dividends in cases where a properly completed form has not been received by the record date for a dividend. Individuals who are resident in Ireland for tax purposes are not entitled to an exemption.

Shareholders who wish to have their dividend paid direct to a bank account, by electronic funds transfer, should contact Capita Corporate Registrars Plc to obtain a mandate form. Tax vouchers will be sent to the shareholder's registered address under this arrangement.

Dividends are paid in euro. In order to avoid costs to shareholders, dividends are paid in Sterling and US Dollars to shareholders resident in the UK and the United States respectively, unless they require otherwise.

Dividends in respect of 5% Cumulative Preference Shares are paid half-yearly on 15th April and 15th October.

Dividends in respect of 7% 'A' Cumulative Preference Shares are paid half-yearly on 5th April and 5th October.

CREST

Transfer of the Company's shares takes place through the CREST settlement system. Shareholders have the choice of holding their shares in electronic form or in the form of share certificates.

Share price data

		2004 €	2003 €
Share price at 31st December		**19.70**	16.28
Market capitalisation		**10.5bn**	8.6bn
Share price movement during the year:	- high	**20.05**	17.37
	- low	**16.08**	11.00

Shareholdings as at 31st December 2004

Ownership of Ordinary Shares

Geographic location*	Number of shares held '000	% of total
Ireland	111,252	21
Great Britain	95,983	18
United States	150,959	28
Europe/Other	102,195	19
Retail	72,209	14
	532,598	100

*This represents a best estimate of the number of shares controlled by fund managers resident in the geographic regions indicated. Private shareholders are classified as retail above.

Holdings	Number of shareholders	% of total	Number of shares held '000	% of total
1 - 1,000	13,145	56.55	4,951	0.93
1,001 - 10,000	8,409	36.17	25,375	4.76
10,001 - 100,000	1,369	5.89	38,275	7.19
100,001 - 1,000,000	261	1.12	76,059	14.28
Over 1,000,000	62	0.27	387,938	72.84
	23,246	100	532,598	100

Stock Exchange listings

CRH's registered shares have a primary listing on both the Irish and London Stock Exchanges and its ADRs are listed on NASDAQ in the United States.

Financial calendar

Announcement of final results for 2004	1st March 2005
Ex-dividend date	9th March 2005
Record date for dividend	11th March 2005
Latest date for receipt of scrip forms	22nd April 2005
Annual General Meeting	4th May 2005
Dividend payment date and first day of dealing in scrip dividend shares	9th May 2005
Trading update statement	5th July 2005
Announcement of interim results for 2005	30th August 2005

Website

The Group's website, www.crh.com, provides the full text of the Annual and Interim Reports, the Annual Report on Form 20-F which is filed annually with the United States Securities and Exchange Commission, trading statements and copies of presentations to analysts and investors. News releases are made available in the News & Media section of the website immediately after release to the Stock Exchanges.

Registrars

Enquiries concerning shareholdings should be addressed to:

Capita Corporate Registrars Plc,
P.O. Box 7117, Dublin 2.
Telephone: +353 (0) 1 810 2400
Fax: +353 (0) 1 810 2422

Shareholders with access to the internet may check their accounts either by accessing CRH's website and selecting "Registrars' Details" under "Shareholder Services" or by accessing the Registrars' website, www.capitacorporateregistrars.ie. This facility allows shareholders to check their shareholdings and to download standard forms required to initiate changes in details held by the Registrars.

Electronic proxy voting

Shareholders may lodge a proxy form for the 2005 Annual General Meeting electronically.

Shareholders who wish to submit proxies via the internet may do so by accessing CRH's, or the Registrars', website as described above. Shareholders must register for this service on-line before the electronic proxy service can be used. Instructions on using the service are sent to shareholders with their proxy form.

CREST members wishing to appoint a proxy via the CREST system should refer to the CREST Manual and the notes to the Notice of the Annual General Meeting.

Index

Notice of Meeting

The Annual General Meeting of CRH plc will be held at Jurys Hotel, Ballsbridge, Dublin at 3 p.m. on Wednesday, 4th May 2005 for the following purposes:

1. To consider the Company's financial statements and the Reports of the Directors and Auditors for the year ended 31st December 2004.
2. To declare a dividend on the Ordinary Shares.
3. To re-elect the following Directors:

   Mr. T.W. Hill
   Mr. D.M. Kennedy
   Mr. K. McGowan
   Mr. A. O'Brien
   Mr. J.L. Wittstock
   in accordance with Article 103
   Mr. N. Hartery
   Dr. J.M.C. O'Connor
   in accordance with Article 109.
4. To authorise the Directors to fix the remuneration of the Auditors.
5. To consider and, if thought fit, to pass as an Ordinary Resolution:

   That the aggregate fees of the non-executive Directors shall not exceed €750,000.

   To consider and, if thought fit, to pass each of the following as Special Resolutions:
6. That the Company be and is hereby authorised to purchase Ordinary Shares on the market (as defined in Section 212 of the Companies Act, 1990), in the manner provided for in Article 8A of the Articles of Association of the Company, up to a maximum of 10% of the Ordinary Shares in issue at the date of the passing of this resolution. This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2006 or 3rd August 2006.
7. That the Company be and is hereby authorised to re-issue treasury shares (as defined in Section 209 of the Companies Act, 1990), in the manner provided for in Article 8B of the Articles of Association of the Company. This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2006 or 3rd August 2006.
8. That in accordance with the powers, provisions and limitations of Article 11(e) of the Articles of Association of the Company, the Directors be and they are hereby empowered to allot equity securities for cash and in respect of sub-paragraph (iii) thereof up to an aggregate nominal value of €9,056,000. This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2006 or 3rd August 2006.

For the Board, A. Malone, Secretary,
42 Fitzwilliam Square, Dublin 2.
31st March 2005

Notes

(1) The final dividend, if approved, will be paid on the Ordinary Shares on 9th May 2005.

(2) Any member entitled to attend and vote at this Meeting may appoint a proxy who need not be a member of the Company.

(3) Shareholders who wish to submit proxies via the internet may do so by accessing either CRH's website and selecting "Registrars' Details" under "Shareholder Services" or by accessing the Registrars' website, www.capitacorporateregistrars.ie and selecting the "Shareholders" section. To submit a proxy on-line shareholders are initially required to register for the service.

(4) CREST members who wish to appoint a proxy through the CREST electronic appointment service may do so for the Annual General Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction given using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Registrars (ID R044) not less than 48 hours before the time for holding the Annual General Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrars are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST Personal Member or sponsored member, or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996.

(5) Pursuant to Regulation 14 of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996, the Company hereby specifies that only those shareholders registered in the Register of Members of the Company as at 6 p.m. on Monday, 2nd May 2005 shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time.

(6) The holders of preference shares, although entitled to receive copies of the reports and financial statements, are not entitled to attend and vote at this Meeting in respect of their holdings of such shares.

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CRH plc

Belgard Castle
Clondalkin
Dublin 22
Ireland

Telephone
+353.1.404 1000
Fax
+353.1.404 1007
E-mail
mail@crh.com
Website
www.crh.com

REGISTERED OFFICE
42 Fitzwilliam Square
Dublin 2
Ireland

Telephone
+353.1.634 4340
Fax
+353.1.676 5013
E-mail
crh42@crh.com